      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 6, 2001
                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            BAM! ENTERTAINMENT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                          7372                         77-0553117
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)      CLASSIFICATION NUMBER)          IDENTIFICATION NUMBER)

                     333 WEST SANTA CLARA STREET, SUITE 930
                               SAN JOSE, CA 95113
                                 (408) 298-7500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                RAYMOND C. MUSCI
                            CHIEF EXECUTIVE OFFICER
                            BAM! ENTERTAINMENT, INC.
                     333 WEST SANTA CLARA STREET, SUITE 930
                               SAN JOSE, CA 95113
                                 (408) 298-7500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO

           THOMAS J. POLETTI, ESQ.                         TIMOTHY R. CURRY, ESQ.
              TED WEITZMAN, ESQ.                           COLBY R. GARTIN, ESQ.
            MELISSA K. STACK, ESQ.                       BENJAMIN H. DEBERRY, ESQ.
           DAVID R. SCHWARTZ, ESQ.                         DANIEL H. MORRIS, ESQ.
          KIRKPATRICK & LOCKHART LLP                  BROBECK, PHLEGER & HARRISON LLP
     10100 SANTA MONICA BLVD., 7TH FLOOR                   TWO EMBARCADERO PLACE
        LOS ANGELES, CALIFORNIA 90067                          2200 GENG ROAD
           TELEPHONE (310) 552-5000                     PALO ALTO, CALIFORNIA 94303
           FACSIMILE (310) 552-5001                       TELEPHONE (650) 424-0160
                                                          FACSIMILE (650) 496-2885

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
    TITLE OF EACH CLASS OF SECURITIES              PROPOSED MAXIMUM                     AMOUNT OF
             TO BE REGISTERED                 AGGREGATE OFFERING PRICE(1)           REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common stock..............................            $45,000,000                        $11,250
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS
(Subject to Completion)                                             June 6, 2001
--------------------------------------------------------------------------------

                     SHARES

[BAM! ENTERTAINMENT LOGO]
COMMON STOCK
--------------------------------------------------------------------------------

We are selling                shares of our common stock. This is our initial
public offering of shares of our common stock. No public market currently exists for any shares of our capital stock. We currently estimate that the initial
public offering price of our common stock will be between $          and
$     per share.

We intend to apply for quotation of our common stock on the Nasdaq National Market under the symbol "BFUN."

BEFORE BUYING ANY SHARES YOU SHOULD READ THE DISCUSSION OF MATERIAL RISKS OF INVESTING IN OUR COMMON STOCK IN "RISK FACTORS" BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER SHARE      TOTAL
-------------------------------------------------------------------------------------
Public offering price                                         $           $
-------------------------------------------------------------------------------------
Underwriting discounts and commissions                        $           $
-------------------------------------------------------------------------------------
Proceeds, before expenses, to us                              $           $
-------------------------------------------------------------------------------------

The underwriters may also purchase up to                shares of our common
stock from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus. The underwriters may exercise this option to only cover over-allotments, if any.

The underwriters are offering our common stock on a firm commitment basis as described under "Underwriting." Delivery of the shares will be made on or about
            , 2001.

UBS WARBURG                                            JEFFERIES & COMPANY, INC.

                The date of this prospectus is            , 2001

Through and including ____________ (25 days after the date of this prospectus), all dealers selling shares of our common stock, whether or not participating in this offering, may need to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS

------------------------------------------------------------------------------------------------------------------------------------

Prospectus summary..............................................    1       Business............................................  33

The offering....................................................    3       Management..........................................  45

Summary consolidated financial data ............................    4       Related party transactions..........................  51

Risk factors....................................................    5       Principal stockholders..............................  54

Forward-looking information.....................................   18       Description of capital stock........................  56

Use of proceeds.................................................   18       Shares eligible for future sale.....................  59

Dividend policy.................................................   18       Underwriting........................................  61

Capitalization..................................................   19       Legal matters.......................................  63

Dilution   .....................................................   20       Experts.............................................  63

Selected consolidated financial data............................   21       Where you can find additional information...........  63

Management's discussion and analysis of financial condition                 Index to consolidated financial statements.......... F-1
and results of operations.......................................   23


We have filed applications to register the trademarks BAM! Entertainment, BAM!, BAM!4 and Bay Area Multimedia, Inc. in the United States. This prospectus also refers to trade names and trademarks of other organizations.

Nintendo(R), Nintendo 64(R), N64(R), Game Boy(R), GameCube, and/or other Nintendo products referenced herein are either trademarks or registered trademarks of Nintendo of America, Inc. Sony PlayStation(R), Sony
PlayStation2(R) and/or other Sony products referenced herein are either trademarks or registered trademarks of Sony Computer Entertainment America Inc. Sega(R) and Dreamcast(R) are registered trademarks of Sega of America, Inc. Microsoft(R), Xbox and/or other Microsoft products referenced herein are either trademarks or registered trademarks of Microsoft Corporation.

Dexter's Laboratory, Powerpuff Girls, and all related characters and elements are trademarks of The Cartoon Network, an AOL Time Warner company. Yogi Bear and all related characters and elements are trademarks of Hanna-Barbera Productions, Inc. Sports Illustrated(R) and Sports Illustrated for Kids(R) are registered trademarks of Time, Inc., an AOL Time Warner company. Driven and all related characters and elements are trademarks of Warner Bros., an AOL Time Warner Company.

This prospectus includes trademarks other than those identified in the preceding paragraphs. The use of any such trademark herein is in an editorial form only, and to the benefit of the owner thereof, with no intention of infringement of the trademark.

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk factors."

OUR BUSINESS

We are a rapidly emerging developer and publisher of interactive entertainment software. We license properties from a wide variety of sources including entertainment and media companies and we publish software based on their motion picture, sports and television cartoon properties. We currently publish software for many of the most popular interactive entertainment hardware platforms, such as the PlayStation manufactured by Sony Computer Entertainment ("PlayStation"), Nintendo 64 and Nintendo's Game Boy Color. We plan to develop and publish software for next generation hardware platforms such as the PlayStation2 manufactured by Sony Computer Entertainment ("PlayStation2"), Nintendo GameCube and Game Boy Advance and Microsoft's Xbox, as well as for other portable handheld devices and personal computers.

According to Euromonitor, worldwide sales of consoles, console games and games for personal computers grew from $17 billion in 1996 to $27 billion in 2000. Forrester predicts that in the United States alone, interactive entertainment console manufacturers and software publishers will generate $26 billion in revenues in 2005. Of that $26 billion, Forrester estimates that $12.8 billion will be generated by sales of console game software alone. The Interactive Digital Software Association, or IDSA, further estimates that 60% of all Americans, or approximately 145 million people, play video games on a regular basis.

We believe that our ability to license popular properties, develop content with internal and third party developers and distribute titles through our broad distribution channels provides us with significant competitive advantages. We focus on:

- Development and promotion of titles based on properties with existing brand recognition. We believe that by developing interactive entertainment software titles based on popular properties and existing brands that appeal to specific segments of the interactive entertainment industry, we enhance consumer acceptance and product life cycles. We have secured license agreements with AOL Time Warner's Cartoon Network and Sports Illustrated for Kids, Spyglass Entertainment Group and Franchise Films, as well as other entertainment and media property owners, and are developing titles based on their popular entertainment and media properties for targeted age groups.

- Strategic management of product development. We maintain a balanced mix of internal and external production efforts. We have an experienced in-house development staff and an internal product development studio where we develop titles. We have also established relationships with third party interactive entertainment software developers with proven track records of developing successful titles.

- Broad distribution channels. Our sales and marketing efforts are designed to broaden product distribution and increase the penetration of our products in domestic and international markets. We further seek to leverage and expand our channels of distribution in order to reach a larger number of consumers in the retail, direct and on-line markets, both domestically and internationally. We sell our interactive entertainment software to mass merchandisers such as Toys "R" Us, Target, Kmart, Wal-Mart and Best Buy, specialty chains such as Babbages, Etc. and Electronics Boutique and independent distributors.

- Hardware platform flexibility. While we have the technical ability to develop products for all current hardware platforms, our development efforts focus on specific hardware platforms for specific demographics. In addition, we leverage our more popular titles across multiple hardware platforms that have sufficient installed bases and appropriate demographics for development to be successful. We believe this approach reduces both our reliance on any one hardware platform and the risks associated with product development.

- Management experience. Our executive management team has substantial domestic and international experience in the interactive entertainment software industry. Key members of our management team have been executives of other interactive entertainment software companies and in their current and past service have successfully identified and secured licenses for popular properties, established relationships with key third party product developers and successfully negotiated distribution arrangements with multiple retail channels. In addition, our team has developed strong working relationships with hardware platform manufacturers, which we believe provide substantial benefits in managing the product approval and development process.

COMPANY INFORMATION

Unless otherwise indicated, all references to "we," "us," and "our" refer to BAM! Entertainment, Inc. and our wholly-owned subsidiaries, BAM Entertainment Limited and BAM Studios (Europe) Limited.

We were incorporated in California in October 1999 under the name Bay Area Multimedia, Inc. We reincorporated in Delaware in September 2000 and changed our name to BAM! Entertainment, Inc. in December 2000. Our principal executive offices are located at 333 West Santa Clara Street, Suite 930, San Jose, California 95113. Our telephone number is (408) 298-7500. Our web site is http://www.bam4fun.com. The information found on our web site is not a part of this prospectus.

THE OFFERING

The following information assumes that the underwriters do not exercise the over-allotment option we granted to them to purchase additional shares in the offering.

Common stock we are offering...................................      ________________ shares

Common stock to be outstanding after this offering.............      ________________ shares

Proposed Nasdaq National Market symbol.........................      BFUN

Use of proceeds................................................      For general corporate purposes,
                                                                     including additional product
                                                                     development, expansion of our
                                                                     sales and marketing activities,
                                                                     international operations and
                                                                     possible acquisitions. See "Use
                                                                     of proceeds."

The number of shares of our common stock to be outstanding after this offering is based upon 1,583,600 shares of our common stock outstanding as of March 31, 2001 and gives effect to the sale of 245,659 shares of Series C Preferred Stock in May 2001 for net proceeds of $5.3 million, our issuance of _____________ shares of common stock being sold by us in this offering and the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock upon the completion of this offering, and excludes:

- _______________ shares issuable upon exercise of the underwriters' over-allotment option;

- 83,000 shares of our common stock issuable upon exercise of options outstanding as of March 31, 2001 at a weighted average exercise price of $3.65 per share under our 2000 Stock Incentive Plan. For a description of our 2000 Stock Incentive Plan, please see "Management--2000 Stock Incentive Plan";

- 130,000 shares issuable upon exercise of warrants outstanding as of March 31, 2001 at a weighted average exercise price of $7.92 per share; and up to 146,250 shares of our common stock issuable pursuant to a third-party property license agreement as of March 31, 2001; and

- up to 146,250 shares of our common stock issuable pursuant to a third-party property agreement as of March 31, 2001.

Unless otherwise noted, all share and per share information in this prospectus gives effect to:

- a ____-for-one stock split of our common stock to be effected prior to the completion of this offering;

- a 0.195-for-one reverse stock split of our common stock effected as of May 11, 2000; and

- the automatic conversion of all of our outstanding shares of our redeemable convertible preferred stock into shares of our common stock upon the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

Our summary consolidated financial data is presented in the following table to aid you in your analysis of a potential investment in our common stock. You should read this data in conjunction with "Management's discussion and analysis of financial condition and results of operations", our consolidated financial statements and the notes to those financial statements appearing elsewhere in this prospectus. The pro forma basic and diluted calculations below reflect the conversion, upon the completion of this offering, of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock, as if it occurred on the dates of original issuance.

                                                              OCTOBER 7, 1999
                                                            (INCEPTION) THROUGH
                                                     ----------------------------------    NINE MONTHS ENDED
                                                     JUNE 30, 2000       MARCH 31, 2000     MARCH 31, 2001
                                                     -------------       --------------    -----------------
                                                             (in thousands, except per share data)
CONSOLIDATED STATEMENT OF OPERATIONS DATA

Net revenues....................................        $1,377            $   --              $17,305
Costs and expenses..............................         2,158               512               16,928
                                                        ------            ------              -------
Income (loss) from operations...................          (781)             (512)                 377
Other expense, net..............................           (22)               (5)                (952)
                                                        ------            ------              -------
Net loss........................................          (803)             (517)                (575)
                                                        ======            ======              =======

Loss per share:
       Basic and diluted........................        $(4.54)           $(2.97)             $ (1.84)
       Pro forma basic and diluted (unaudited)..        $(4.44)                               $ (0.41)

Shares used in computation:
       Basic and diluted........................           177               174                  313
       Pro forma basic and diluted (unaudited)..           181                                  1,390

                                                                       MARCH 31, 2001
                                                     -------------------------------------------------
                                                                                            PRO FORMA
                                                      ACTUAL             PRO FORMA         AS ADJUSTED
                                                     --------            ---------         -----------
                                                                      (in thousands)

CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents.......................       $ 1,240          $  6,540           $
Working capital.................................         4,949            10,249
Total assets....................................        12,767            18,067
Long-term portion of debt.......................            --                --
Redeemable convertible preferred stock..........         6,657                --
Total stockholders' equity (deficit)............           (63)           11,894

-------------------------
The preceding table presents a summary of our consolidated balance sheet data as of March 31, 2001:

-     on an actual basis;

- on a pro forma basis to reflect the sale of 245,659 shares of Series C Preferred Stock in May 2001 for net proceeds of $5.3 million and the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock upon the completion of this offering; and

- on a pro forma as adjusted basis to give effect to the receipt of the estimated net proceeds from the sale of _____ shares of common stock in this offering, at an assumed initial public offering price of $______ per share after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that adversely affect us. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock would decline and you may lose all or part of your investment.

RISKS RELATED TO OUR FINANCIAL RESULTS

BECAUSE WE HAVE A LIMITED OPERATING HISTORY, IT IS DIFFICULT TO EVALUATE AN INVESTMENT IN OUR COMMON STOCK.

We were organized in October 1999 and released our first interactive entertainment software product in June 2000. It is difficult to evaluate our future prospects and an investment in our common stock because we have a limited operating history and the market for our products is rapidly evolving. Our prospects are uncertain and must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development.

Our future performance will depend upon a number of factors, including our ability to:

-     expand our customer base;

- secure popular entertainment properties upon which to base future products;

- develop and enhance products in response to new interactive entertainment hardware platform releases, customer demand and competitive market conditions;

- expand our interactive entertainment software development and sales and marketing capabilities;

-     expand our international operations;

-     attract, retain and motivate qualified personnel; and

-     maintain adequate control of our expenses.

WE HAVE A HISTORY OF OPERATING LOSSES AND MAY NEVER ACHIEVE PROFITABILITY.

We incurred net losses of $575,000 for the nine months ended March 31, 2001 and $803,000 for the period from October 7, 1999 (inception) to June 30, 2000. We may incur a net loss for the year ending June 30, 2001 as we continue to make significant expenditures for product development, sales and marketing, international expansion, and general and administrative functions. We will need to generate significant revenues to achieve profitability. There can be no assurance that our revenues will grow in the future or that we will achieve sufficient revenues for profitability. If our revenues do not grow as quickly as we anticipate, or if our operating expenses exceed our expectations, our business would be severely harmed.

OUR REVENUES FLUCTUATE DUE TO SEASONAL DEMAND AND THE NATURE OF THE INTERACTIVE ENTERTAINMENT INDUSTRY.

We have experienced and may continue to experience significant quarterly fluctuations in net sales and operating results. The interactive entertainment industry is highly seasonal, with sales typically higher during the fourth and first calendar quarters, due primarily to the increased demand for games during and immediately following the holiday buying season. Our failure or inability to introduce products on a timely basis to meet seasonal fluctuations in demand will harm our business and operating results. Although we are attempting to reduce the effect of seasonal patterns on our business by distributing our product release dates more evenly throughout the year, we cannot assure you that these efforts will be successful.

These fluctuations could cause our stock price to decline. Other factors that cause fluctuations include:

-     the timing of our release of new titles;

-     the popularity of both new titles and titles released in prior periods;

RISK FACTORS

- fluctuations in the size and rate of growth of consumer demand for titles for different hardware platforms;

- the timing of the introduction of new hardware platforms and the accuracy of retailers' forecasts of consumer demand;

- the timing of shipments by hardware manufacturers or delays in those shipments;

-     changes in the mix of titles with varying profit margins;

-     the development and timing of releases of products by competitors;

-     the timing of customer orders; and

-     product returns.

Our expense levels are based, in part, on our expectations regarding future sales and therefore, our operating results would be harmed by a decrease in sales or a failure to meet our sales expectations. The uncertainties associated with interactive entertainment software development, lengthy manufacturing lead times, production delays and the approval process for products by hardware manufacturers and other licensors make it difficult to predict the quarter in which our products will ship and therefore, may cause us to fail to meet financial expectations. In some future quarters our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock could significantly decline.

OUR EARNINGS WILL BE AFFECTED UPON THE ISSUANCE OF SHARES OF OUR COMMON STOCK PURSUANT TO THIRD PARTY ENTERTAINMENT PROPERTY LICENSE AGREEMENTS.

Pursuant to a license agreement with a production company, we are obligated to issue 14,625 shares of our common stock to the production company after the release of any film for which we elect to produce interactive entertainment software products, up to 10 films or 146,250 shares of common stock. To date, we have elected to produce titles for three films and have issued 14,625 shares under this agreement. We are required to issue these shares when the films are released and will then incur a non-cash charge. If the software product is released after the release of the film, we will amortize the non-cash charge over the life of the product, which is expected to be between three and six months. If the software product is released prior to the release of the film, we will expense the non-cash charge at the time of the issuance of the shares. We cannot estimate the aggregate dollar amount of future non-cash charges as they are based on our share price at a future point in time, but they may be substantial. The non-cash charge on the initial shares issued is expected to be incurred in the first or second fiscal quarter of 2002. In addition, in connection with the issuance of warrants pursuant to a license agreement with another production company, we incurred a non-cash charge of $354,000, which is being amortized on a straight-line basis over five years. This amortization commenced in October 2000. In connection with these warrants, a further non-cash charge of $556,000 will be amortized over a period, expected to be between three and six months, commencing on the release of the subject interactive entertainment software products, expected to be in the first or second fiscal quarter of 2003. Each of these charges will affect our gross margins and profitability and may cause the trading price of our common stock to decline significantly.

RISKS RELATED TO OUR BUSINESS

OUR MARKET IS CHARACTERIZED BY CHANGING CONSUMER PREFERENCES AND SHORT PRODUCT LIFE CYCLES. TO COMPETE EFFECTIVELY WE MUST CONTINUALLY INTRODUCE NEW PRODUCTS THAT ACHIEVE MARKET ACCEPTANCE.

The interactive entertainment software market is characterized by short product life cycles, changing consumer preferences and frequent introduction of new products. We believe that our success will be dependent on the production of successful titles on a continuous basis. We cannot assure you that new products introduced by us will achieve significant market acceptance or that such acceptance, if achieved, will be sufficient to permit us to recover development and other associated costs. Consumer preferences for interactive entertainment software products are continually changing and are difficult to predict. Historically, very few interactive entertainment software products have achieved sustained market acceptance. Rather, a limited number of products have become popular and have accounted for a substantial portion of revenues in the industry. Even

RISK FACTORS

the most successful titles remain popular for only limited periods of time, often less than six months. The life cycle of a game generally consists of a relatively high level of sales during the first few months after introduction, followed by a decline in sales. Accordingly, we expect that substantially all of our net sales for a particular year will be generated by titles released in that year and in the latter part of the prior year.

In the past, we have experienced delays in the introduction of new titles and we anticipate that we will experience similar delays in the future in connection with the introduction of additional new titles, including products currently under development. Because net revenues associated with the initial shipments of a new product generally constitute a high percentage of the total net revenues associated with the life of a product, any delay in the introduction of, or the presence of a defect in, one or more new products could harm the ultimate success of the products or our business and operating results.

In addition, the development cycle for new titles is long, typically ranging from 12 to 24 months. After development of the product, it may take between six to 12 additional months to develop the product for additional hardware platforms. In order to distribute a product, we must develop and test the necessary game software, obtain approval from the manufacturer and licensor if required, and have the initial order of cartridges or disks manufactured. During the development cycle, the market appeal of a title may decline. If market acceptance is not achieved, we may grant markdown allowances to maintain our relationship with retailers and our access to distribution channels. Because we introduce a relatively limited number of new products in a given period, the failure of one or more of our products to achieve market acceptance could harm our business.

THE INTRODUCTION OF NEW INTERACTIVE ENTERTAINMENT HARDWARE PLATFORMS CREATES RISKS RELATING TO THE DEVELOPMENT OF TITLES FOR THOSE HARDWARE PLATFORMS.

The interactive entertainment industry is also characterized by rapid technological change. For example, the 128-bit hardware platform was released within five years of the release of the 64-bit hardware platform. As a result, we must continually anticipate these changes and adapt our offerings to emerging hardware platforms and evolving consumer preferences. Generally, because of the length of the development cycle, our development efforts must begin well in advance of the release of new hardware platforms in order to introduce titles on a timely basis with the release of such hardware platforms. Further, we have no control over the release dates of new hardware platforms or the number of units that will be shipped upon such release. It is difficult to ensure that our schedule for releasing new titles will coincide with the release of the corresponding hardware platforms. Additionally, if fewer than expected units of a new hardware platform are produced or shipped, such as recently occurred with PlayStation2, developers of titles for those hardware platforms may experience lower than expected sales.

Our development efforts with respect to new hardware platforms may not lead to marketable titles or titles that generate sufficient revenues to recover their development and marketing costs, especially if a new hardware platform does not reach an expected level of acceptance. This risk may increase in the future, as continuing increases in development costs require corresponding increases in net sales in order for us to maintain profitability.

The technological advancements of the new hardware platforms also allow more complex software products. As software products become more complex, the risk of undetected errors in products when first introduced increases. We cannot assure you that, despite testing, errors will not be found in new products or releases after shipments have been made, resulting in loss of or delay in timely market acceptance, product returns, loss of revenues and damage to our reputation.

The introduction of new hardware platforms and technologies can also render existing titles obsolete and unmarketable. Generally, as more advanced hardware platforms are introduced, consumer demand for titles for older hardware platforms diminishes. In addition, a broad range of competing and incompatible emerging technologies may lead consumers to postpone buying decisions until a particular hardware platform gains widespread acceptance. As a result of such reduced consumer demand for titles on older hardware platforms, our titles for older hardware platforms may not generate sufficient sales to make our titles profitable.

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RISK FACTORS

THE COSTS OF DEVELOPING AND MARKETING PRODUCTS FOR NEW INTERACTIVE ENTERTAINMENT HARDWARE PLATFORMS MAY BE SUBSTANTIAL AND COULD HARM OUR BUSINESS.

The costs associated with the introduction of products for new hardware platforms, such as Nintendo GameCube, Sony's PlayStation2 and Microsoft's Xbox, could harm our business. We anticipate that it will be more costly to develop titles for new hardware platforms and believe the costs of developing and publishing titles for these hardware platforms may require greater financial and technical resources than prior development and publishing efforts. Additionally, during periods of new technology introductions, forecasting our revenues and earnings is more difficult than in more stable or rising product markets.

IF NEW INTERACTIVE ENTERTAINMENT HARDWARE PLATFORMS FAIL TO ACHIEVE SIGNIFICANT MARKET ACCEPTANCE, IT MAY HARM OUR BUSINESS.

Our sales are dependent on, among other factors, the popularity and unit sales of the interactive entertainment hardware platforms of the various manufacturers. The interactive entertainment industry has experienced periods of significant growth in consumer interest and popularity, followed by periods in which consumer demand for interactive entertainment products has slowed. Unexpected shortfalls in the market acceptance of a particular hardware platform can significantly harm consumer demand for titles released or scheduled for release for that hardware platform. Therefore, we are dependent upon the successful marketing efforts of the manufacturers of the various hardware platforms to meet financial expectations.

PRODUCT RETURNS AND MARKDOWN ALLOWANCES COULD HARM OUR BUSINESS.

We are exposed to the risk of product returns and markdown allowances with respect to our customers. The decrease in demand for products based upon older hardware platforms may lead to a high level of these product returns and markdown allowances. We allow distributors and retailers to return defective, shelf-worn and damaged products in accordance with negotiated terms. In addition, we provide markdown allowances to our customers on certain unsold merchandise. Product returns and markdown allowances that exceed our expectations could harm our business.

A SUBSTANTIAL PORTION OF OUR REVENUES HAVE BEEN DERIVED FROM A LIMITED NUMBER OF PRODUCTS.

To date, a substantial portion of our revenues have been derived from a limited number of products. Sales of our POWERPUFF GIRLS products accounted for 82% of our net revenues for the nine months ended March 31, 2001. Sales of our BEAST WARS product accounted for 100% of our net revenues for the period from inception through June 30, 2000. If we fail to replace these titles with additional products generating significant revenues, our business will be harmed.

OVER 60% OF OUR NET REVENUES ARE DERIVED FROM SALES TO OUR FOUR LARGEST CUSTOMERS. WE COULD BE ADVERSELY AFFECTED IF ANY OF THEM REDUCED OR TERMINATED THEIR PURCHASES FROM US OR DID NOT PAY THEIR OBLIGATIONS TO US.

Revenues from our four largest customers collectively accounted for 63% of our net revenues for the nine months ended March 31, 2001 as compared to 75% from our three largest customers for the period from inception through June 30, 2000. Our largest customers for the nine months ended March 31, 2001 were Toys "R" Us which accounted for 20% of our net revenues, Wal-Mart which accounted for 16% of our net revenues, Target which accounted for 15% of our net revenues, and Kmart which accounted for 12% of our net revenues. For the period from inception through June 30, 2000, Blockbuster accounted for 49% of our net revenues, Wal-Mart accounted for 16% of our net revenues and KB Toys accounted for 10% of our net revenues. We have no written agreements or other understandings with any of our customers that relate to future purchases, so purchases by these customers or any others could be reduced or terminated at any time. A substantial reduction or a termination of purchases by any of our largest customers would harm us.

Our sales are typically made on credit, with terms that vary depending upon the customer and other factors. While we attempt to carefully monitor the creditworthiness of our customers and distributors, we bear the risk of their inability to pay our receivables and of any delay in payment. A business failure by any of our largest customers would harm us, as could a business failure by any of our distributors or other retailers.

RISK FACTORS

WE CANNOT PUBLISH OUR INTERACTIVE ENTERTAINMENT SOFTWARE TITLES WITHOUT THE APPROVAL OF HARDWARE MANUFACTURERS. OUR ABILITY TO CONTINUE TO DEVELOP AND MARKET OUR TITLES IS DEPENDENT ON THE HARDWARE MANUFACTURERS CONTINUING TO DO BUSINESS WITH US.

We are wholly dependent on the manufacturers of interactive entertainment hardware platforms and our ability to obtain or maintain non-exclusive licenses with them, both for the right to publish and manufacture titles for their hardware platforms. We are required to obtain a license to develop and publish titles for each hardware platform for which we develop and publish titles. Each license specifies the territory to which it applies, and such licenses range from as broad as worldwide distribution to as narrow as approval on a title-by-title basis. Our existing hardware platform licenses for Sony's PlayStation and PlayStation2, Nintendo's Game Boy Color and Game Boy Advance, Nintendo 64 and Microsoft's Xbox, and our pending license for Nintendo GameCube, require that we obtain approval for the publication of new titles on a title-by-title basis. We expect that our pending license for this next generation hardware platform will contain similar provisions. As a result, the number of titles we are able to publish for these hardware platforms, along with our ability to time the release of these titles and, accordingly, our revenues from titles for these hardware platforms, may be limited. Should any manufacturer choose not to renew or extend our license agreement at the end of its current term, or if the manufacturer were to terminate our license for any reason, we would be unable to publish additional titles for that manufacturer's hardware platform. License agreements relating to these rights generally extend for a term of two to three years. The agreements are terminable upon the occurrence of a number of factors, including: (1) breach of the agreement by us;
(2) our bankruptcy or insolvency; or (3) our entry into a relationship with, or acquisition by, a competitor of the manufacturer. We cannot assure you that we will be able to obtain new or maintain existing licenses on acceptable terms, or at all.

Generally, when we develop interactive entertainment software titles for a hardware platform offered by Sony or Nintendo, the products are manufactured exclusively by that hardware manufacturer. Our hardware platform licenses with Sony and Nintendo provide that the manufacturer may change prices for the manufacturing of products at any time and includes other provisions that give the manufacturer substantial control over our costs and the release of new titles. Since each of the manufacturers is also a publisher of games for its own hardware platforms and manufactures products for all of its other licensees, a manufacturer may give priority to its own products or those of our competitors in the event of insufficient manufacturing capacity. We would be materially harmed by unanticipated delays in the manufacturing and delivery of products.

WE MUST RETAIN CURRENT OFFICERS AND DIRECTORS AND ATTRACT ADDITIONAL KEY PERSONNEL.

Our success depends to a significant extent on the continued service of our key personnel, in particular our Chief Executive Officer and President, Raymond C. Musci, and our Vice Chairman, Anthony R. Williams. Our future success will also depend upon our ability to continue to attract, motivate and retain highly qualified employees and third party contractors, particularly software design and development personnel and outside sales representatives. Competition for highly skilled employees is intense and we may not be successful in attracting and retaining such personnel. Our failure to retain the services of Raymond C. Musci, Anthony R. Williams or our other key personnel or to attract and retain additional qualified employees would harm our business.

WE ARE DEPENDENT UPON LICENSES TO PROPERTIES ORIGINATED AND OWNED BY THIRD PARTIES FOR THE DEVELOPMENT OF OUR TITLES.

Many of our titles, such as those from our POWERPUFF GIRLS series, DEXTER'S LABORATORY and DRIVEN, are based upon entertainment properties licensed from third parties. We cannot assure you that we will be able to obtain new licenses, or renew existing ones, on reasonable terms, if at all. If we are unable to obtain licenses for the properties which we believe offer significant consumer appeal, we would be required to develop titles internally or forego future product offerings. Any internally developed title would require significantly greater marketing expense in order to establish brand identity and may not achieve market acceptance.

RISK FACTORS

WE ARE DEPENDENT ON THIRD PARTY INTERACTIVE ENTERTAINMENT SOFTWARE DEVELOPERS FOR DEVELOPING AND COMPLETING MANY OF OUR TITLES.

We rely on third party interactive entertainment software developers for the development of a significant number of our interactive entertainment software titles. Quality third party developers are continually in high demand. For this reason, we cannot assure you that the third party software developers who have developed titles for us in the past will continue to be available to develop software for us in the future. Due to the limited number of third party software developers and the lack of control that we exercise over them, we cannot assure you that these developers will complete titles for us on a timely basis or within acceptable quality standards, if at all.

IF WE ARE REQUIRED TO WRITE DOWN PREPAID ROYALTIES OR CAPITALIZED SOFTWARE DEVELOPMENT COSTS BELOW THEIR CURRENT RECORDED VALUE, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

The agreements we enter into with licensors of popular entertainment properties and third party developers of interactive entertainment software titles typically require advance payments of royalties and/or guaranteed minimum royalty payments. We cannot assure you that the sales of products for which these royalties are paid or guaranteed payments are made will be sufficient to cover the amount of these required payments.

We capitalize our advances to developers on our balance sheet once technological feasibility is achieved. We analyze all of our capitalized costs quarterly and we take write-offs when, based on our estimates, future individual product contributions will not be sufficient to recover our investment.

OUR SUCCESS DEPENDS ON OUR ABILITY TO EFFECTIVELY MANAGE OUR GROWTH.

Our operations have rapidly expanded since our inception in October 1999 and we plan to continue to significantly expand our operations. Our rapid growth has placed, and will continue to place, significant strain on our management and operational systems and resources. We anticipate that as our business grows, we will have to improve and enhance our overall financial and managerial controls, reporting systems and procedures, and we will need to continue to expand, train and manage our workforce. We will also have to increase the capacity of our current systems to meet additional demands. An inability to manage our growth and meet these additional demands will impair the success of our business.

OBTAINING ADDITIONAL CAPITAL TO FUND OUR OPERATIONS AND FINANCE OUR GROWTH COULD IMPAIR THE VALUE OF YOUR INVESTMENT.

If we expand more rapidly than currently anticipated or if our working capital needs exceed our current expectations, we may need to raise additional capital through public or private equity offerings or debt financings. Our future capital requirements depend on many factors including our product development and sales and marketing activities. We do not know whether additional financing will be available when and if needed, or whether it will be available on terms favorable to us. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution and the new equity securities may have greater rights, preferences or privileges than our existing common stock.

OUR SUCCESS IS HIGHLY DEPENDENT ON OUR PROPRIETARY SOFTWARE AND INTELLECTUAL PROPERTY.

We rely primarily on a combination of copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other methods to protect our proprietary rights. While we provide standard industry, or shrinkwrap, license agreements or limitations on use with our interactive entertainment software products, the effectiveness of these agreements or limitations is uncertain. We are aware that unauthorized copying occurs within our industry, and if a significantly greater amount of unauthorized copying of our interactive entertainment software products were to occur, our business would be harmed. We also outsource some of our product development to third party developers and contract with them for the ownership of the software code they develop as well as related documentation. If a third party developer successfully challenged our ownership rights to the software code for a particular title or group of titles, our business could be harmed.

RISK FACTORS

We rely on existing copyright laws to prevent unauthorized distribution of our products. Existing copyright laws afford only limited protection. Policing unauthorized use of our products is difficult, and software piracy is a persistent problem, especially in international markets. In addition, the laws of some countries in which our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States or are weakly enforced. Legal protection of our rights may be ineffective in these countries. Any unauthorized use of our proprietary information could result in costly and time-consuming litigation to enforce our proprietary rights.

We require all of our employees to sign confidentiality agreements providing that they will not disclose any confidential or proprietary information or trade secrets regarding us to any third party or use any such information or trade secrets for their benefit or the benefit of any third party. Although terms of the confidentiality agreement survive the termination of an employee's work with us, enforcing these terms and policing our employees during and especially after employment is difficult. These confidentiality agreements may not be sufficient to protect our proprietary rights. Any unauthorized disclosure or use of our confidential or proprietary information or our trade secrets could result in costly and uncertain litigation, and our business could be harmed.

OUR ABILITY TO LICENSE ENTERTAINMENT PROPERTIES UNDERLYING THE DEVELOPMENT OF FUTURE TITLES COULD BE IMPAIRED BY AN IMPENDING LABOR STRIKE THAT WOULD AFFECT THE DEVELOPMENT OF MOTION PICTURES AND TELEVISION SHOWS AND AFFECT THE SCHEDULED RELEASE OF MOTION PICTURES INTENDED TO COINCIDE WITH THE LAUNCH OF OUR RELATED TITLES.

The existing collective bargaining agreement governing contracts and agreements with members of the Screen Actors' Guild is due to expire on June 30, 2001. We are not a signatory to this collective bargaining agreement, however, we are dependent on third party licensors for entertainment properties based on the production of motion pictures requiring the services of members of the Screen Actors' Guild. Although development efforts have been stepped up in the past year and projects have been accumulated in anticipation of a strike, if the collective bargaining agreement with the Screen Actors' Guild is allowed to expire and such a strike occurs, a prolonged work stoppage could impair our ability to license entertainment properties underlying the development of our future software titles and our business could be harmed. In addition, although we retain our rights to licensed properties whether or not the related motion picture is ever released, if this collective bargaining agreement is allowed to expire and a strike occurs, a prolonged work stoppage would delay the production and release of all motion pictures. This would impair our ability to coordinate the launch of software titles with the scheduled release of the related motion pictures, which could affect consumer acceptance of these titles and harm our business.

OTHER PARTIES MAY ASSERT CLAIMS AGAINST US THAT WE ARE INFRINGING UPON THEIR INTELLECTUAL PROPERTY RIGHTS AND WE ARE REQUIRED TO INDEMNIFY HARDWARE MANUFACTURERS FROM CERTAIN CLAIMS IN EXCHANGE FOR THE RIGHT TO PURCHASE TITLES AND MANUFACTURE OUR SOFTWARE FOR THEIR HARDWARE PLATFORMS.

We cannot be certain that our products do not infringe upon the intellectual property rights of others. Authorship of intellectual property rights can be difficult to verify. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the intellectual property rights of third parties. If our products violate third-party proprietary rights, we cannot assure you that we would be able to obtain licenses to continue offering such products on commercially reasonable terms, or at all. In addition, we must indemnify the hardware manufacturers with respect to all loss, liability and expense resulting from any claim against them involving the development, marketing, sale or use of our products, including any claims for copyright or trademark infringement brought against them. As a result, we bear the risk that the properties upon which our software titles are based, or that the information and technology licensed from the hardware manufacturer and incorporated in our software, may infringe the rights of third parties. Any claims against us or the parties we indemnify relating to the infringement of third-party proprietary rights, even if not meritorious, could result in the expenditure of significant financial and managerial resources and also result in injunctions preventing us from offering these products. Such claims could severely harm our financial condition and ability to compete.

We may also be subject to legal proceedings and claims from time to time in the ordinary course of business, including claims of alleged infringement of the trademarks and other intellectual property rights of third

RISK FACTORS

parties. For example, we have recently become aware that other parties are utilizing the "BAM" mark, or marks that incorporate the letters "BAM", in businesses similar to ours, and those parties may have rights to such mark that are superior to ours. These parties could challenge our rights to use the name "BAM" in their markets. In this event, we could be required to stop using the name in particular markets or to obtain a license from these parties to use it in such markets. In addition, in May 2001, Nintendo of America, Inc. and Spike Co., Ltd. received a letter from counsel to World Wrestling Federation Entertainment, Inc. claiming a yet-to-be released game violated certain of the World Wrestling Federation Entertainment, Inc.'s intellectual property rights and demanding that each of them cease the United States distribution of the game. We hold the rights to the United States version of the game. We believe that the game, slated for sale in North America, does not violate the World Wrestling Federation Entertainment, Inc.'s rights because we believe that the United States version does not contain references to the characters, moves or wrestling organizations mentioned in the letter. However, in the event it is determined that the game we intend to distribute in North America violates the World Wrestling Federation Entertainment, Inc.'s intellectual property rights, we may be liable for damages and/or could be enjoined from distributing the game, which would negatively affect our net revenues.

Our agreements with third party software developers and property licensors typically provide for us to be indemnified with respect to certain matters. However, if any claim is brought by a hardware manufacturer against us for indemnification, our software developers or property licensors may not have sufficient resources to, in turn, indemnify us. In addition, these parties' indemnification of us may not cover the matter that gives rise to the hardware manufacturer's claim, and in either case, our business could be harmed.

THE CALIFORNIA ENERGY CRISIS COULD HARM OUR BUSINESS.

California is currently experiencing a utility crisis and does not have sufficient sources of affordable power. This energy crisis could impact our business, financial condition and results of operations. Our domestic headquarters and principal operations are located in San Jose, California, which has undergone several periods of rolling blackouts, a technique used by our power providers to conserve resources. Although our operations have not been halted for significant periods of time as a result of these conservation measures, potential suspensions of our operations could result in lost productivity, materially higher costs and lost revenues. In addition, regulators have announced electricity rate increases in California, which will also increase our cost of operations.

THE INTERACTIVE ENTERTAINMENT INDUSTRY IS CONSOLIDATING. IN MAKING ACQUISITIONS, WE FACE SIGNIFICANT COMPETITION FROM OTHER COMPANIES WITH GREATER FINANCIAL RESOURCES. WE ALSO FACE INTEGRATION CHALLENGES WITH ANY COMPANIES THAT WE ACQUIRE.

To enhance our product development and distribution capabilities, we may pursue acquisitions of companies, intellectual property rights and other assets that can be acquired on acceptable terms and which we believe can be operated or exploited profitably. We cannot assure you that we will be successful in identifying suitable acquisition opportunities. As the interactive entertainment industry continues to consolidate, we face significant competition in making acquisitions, which may constrain our ability to complete suitable transactions. Many of our competitors for potential acquisitions have significant financial and other resources.

If we attempt an acquisition, we cannot assure you that, given the competitive environment, we will complete the acquisition or that any completed acquisitions will benefit our business or operations. In addition, the integration of any newly acquired company's operations with our existing operations will take management time and effort. There is a possibility that we may not be successful in integrating operations of any newly acquired companies. Additionally, there is a risk of loss of key employees, customers and vendors of any recently acquired companies.

THE DEVELOPMENT AND MARKETING OF PC TITLES DIFFER FROM CONSOLE TITLES AND ENTAIL ADDITIONAL RISKS.

We have no experience developing and marketing titles for personal computers, or PCs. The development and marketing of PC games subject us to some different risks than those we encounter in connection with console games. These risks include the ability to accurately predict which titles appeal to the purchasers of games for PCs and our ability to produce titles using PC technology, which differs from that of traditional

RISK FACTORS

interactive entertainment hardware. We cannot assure you that we will be able to develop and market successful titles for the PC market.

WE FACE RISKS ASSOCIATED WITH DOING BUSINESS IN FOREIGN COUNTRIES, INCLUDING OUR ABILITY TO GENERATE INTERNATIONAL DEMAND FOR OUR PRODUCTS.

We intend to expand our international sales and marketing activities. This expansion will require significant management time and attention and financial resources in order to develop our international operations. We cannot assure you that we will be able to generate international market demand for our products. International sales and operations are subject to a number of risks, including:

-     the impact of possible recessions in foreign economies;

-     our ability to protect our intellectual property;

- the time and costs associated with translating and localizing products for foreign markets;

-     foreign currency fluctuations;

-     unexpected changes in regulatory requirements;

-     difficulties and costs of staffing and managing foreign operations; and

-     political and economic instability.

OUR OFFICERS AND DIRECTORS OWN A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK AND THEREFORE HAVE SUBSTANTIAL INFLUENCE OVER OUR OPERATIONS AND CAN SIGNIFICANTLY INFLUENCE MATTERS REQUIRING STOCKHOLDER APPROVAL.

Our officers and directors will beneficially own approximately ___% of our common stock following the completion of this offering, or approximately ___% if the underwriters' over-allotment option is exercised in full. As a result, they will have the ability to control all matters requiring approval by our stockholders, including the election and removal of directors, approval of significant corporate transactions and the decision of whether a change in control will occur.

RISKS RELATED TO OUR INDUSTRY

COMPETITION WITHIN THE INTERACTIVE ENTERTAINMENT SOFTWARE INDUSTRY IS INTENSE AND POSES AN ONGOING THREAT TO THE SUCCESS OF OUR BUSINESS.

The interactive entertainment industry is intensely competitive. We compete primarily with other parties that develop and publish interactive entertainment software titles. Significant competitors include independent software publishers such as Acclaim Entertainment, Inc., Activision, Inc., Bandai America Incorporated, Capcom USA, Inc., Eidos PLC, Electronic Arts Inc., Infogrames, Inc., Interplay Entertainment Corp., Konami Corporation of America, Inc., Midway Games Inc., Namco Ltd., Sega Enterprises, Inc. (USA), Take-Two Interactive Software, Inc., THQ, Inc., Ubi Soft Entertainment and The 3DO Company, and manufacturers of interactive entertainment hardware platforms, such as Sony, Nintendo and Microsoft.

Many of our competitors have greater name recognition among consumers and licensors of entertainment properties, broader product lines and greater financial, marketing and other resources than us. Accordingly, these competitors may be able to market their products more effectively, make larger offers or guarantees in connection with the acquisition of licensed entertainment properties, adopt more aggressive pricing policies or pay more to third party developers. We believe that the principal competitive factors in the interactive entertainment software industry include:

-     product features;

-     brand name recognition;

-     access to distribution channels;

-     product quality and ease of use;

RISK FACTORS

-     price;

-     marketing support;

-     reviews received from independent reviewers;

-     quality of customer service; and

-     ownership of properties.

We believe that other technology, entertainment and media companies are increasing their focus on the interactive entertainment software market, which might result in greater competition for us. In addition, many of our competitors are developing on-line interactive entertainment software products and interactive networks that will be competitive with our interactive entertainment software products.

Competitive pressures could have the following effects on us:

- As competition for popular entertainment properties increases, our cost of acquiring licenses for those properties may increase, resulting in reduced margins.

- As competition for retail shelf space becomes more intense, we may need to increase our marketing expenditures to maintain sales of our interactive entertainment software titles.

-     We could be required to reduce the wholesale unit prices of our titles.

COMPETITION FOR LIMITED SHELF SPACE AND PROMOTIONAL RESOURCES AMONG INTERACTIVE ENTERTAINMENT SOFTWARE PUBLISHERS IS INTENSE AND POSES AN ONGOING THREAT TO THE SUCCESS OF OUR BUSINESS.

There is intense competition among developers and publishers of interactive entertainment software products for high quality retail shelf space and promotional support from retailers. As the number of titles and hardware platforms increases, competition for shelf space will intensify and may require us to increase our marketing expenditures. Due to increased competition for limited shelf space, retailers and distributors are in an increasingly better position to negotiate favorable terms of sale, including price discounts, price protection, marketing and display fees and product return policies. Our products constitute a relatively small percentage of any retailer's sales volume, and we cannot assure you that retailers will continue to purchase our products or to provide our products with adequate levels of shelf space and promotional support. As a result of their positions in the industry, the manufacturers of interactive entertainment hardware platforms generally have better bargaining positions with respect to retail pricing, shelf space and retailer accommodations than do any of their licensees, including us.

GOVERNMENT RESTRICTIONS INCLUDING THE LIKELY ADOPTION OF AN INTERACTIVE ENTERTAINMENT SOFTWARE RATING SYSTEM AND POTENTIAL OPPOSITION BY CONSUMER ADVOCACY GROUPS TO CERTAIN SOFTWARE CONTENT COULD HARM OUR BUSINESS.

Legislation is periodically introduced at the state and federal levels in the United States and in foreign countries to establish a system for providing consumers with information about graphic violence and sexually explicit material contained in interactive entertainment software products. Under such a system interactive entertainment software publishers would be expected to comply by identifying particular products within defined rating categories and communicating such ratings to consumers through appropriate package labeling and through advertising and marketing presentations consistent with each product's rating. In addition, many foreign countries have laws which permit governmental entities to censor the content of products, including interactive entertainment software. In some instances, we may be required to modify our products to comply with the requirement of such governmental entities, which could delay the release of those products in such countries. Such delays could harm our business. We currently voluntarily submit our products to industry-created review boards and publish their ratings on our game packaging. Some retailers may refuse to carry titles that bear an unacceptable rating. We believe that mandatory government-run interactive entertainment software products rating systems eventually will be adopted in many countries which represent significant markets or potential markets for us. Due to the uncertainties in the implementation of such a rating system, confusion in the marketplace may occur, and we are unable to predict what effect, if any, such a rating system would have on our business. In addition to such regulations, consumer advocacy

RISK FACTORS

groups have in the past opposed sales of interactive entertainment software products containing graphic violence and sexually explicit content by pressing for legislation in these areas and by engaging in public demonstrations and media campaigns. While to date such actions have not harmed our business, we cannot assure you that these groups will not target our products in the future, which will possibly require us to significantly change or discontinue a particular title.

RISKS RELATED TO THIS OFFERING

WE EXPECT OUR STOCK PRICE TO BE VOLATILE.

Prior to this offering, there has been no public market for our common stock. Accordingly, we cannot assure you that an active trading market will develop or be sustained or that the market price of our common stock will not decline. The initial public offering price for the shares of our common stock will be determined by us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The price at which our common stock will trade after this offering is likely to be highly volatile and may fluctuate substantially due to many factors, some of which are:

-     actual or anticipated fluctuations in our results of operations;

- changes in securities analysts' expectations or our failure to meet those expectations;

- announcements of technological innovations or content relationships by us or our competitors;

-     introductions of new products by us or our competitors;

-     introductions of new hardware platforms;

-     additions or departures of key personnel;

-     commencement of litigation;

- developments with respect to intellectual property rights, including increased copyright piracy;

-     conditions and trends in technology industries;

- changes in the estimation of the future size and growth rate of our markets;

-     general market conditions; and

-     future sales of our common stock.

In addition, the stock market has experienced significant price and volume fluctuations that affected the market price for the common stock of many technology, communications and entertainment and media companies. These market fluctuations were sometimes unrelated or disproportionate to the operating performance of these companies. Any significant stock market fluctuations in the future, whether due to our actual performance or prospects or not, could result in a significant decline in the market price of our common stock.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND IN DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL AND, AS A RESULT, NEGATIVELY IMPACT OUR STOCKHOLDERS.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition or make removal of incumbent directors or officers more difficult. These provisions may discourage takeover attempts and bids for our common stock at a premium over the market price. These provisions include:

- the ability of our board of directors to alter our bylaws without stockholder approval;

-     the restriction on the ability of stockholders to call special meetings;

- the restriction on the ability of our stockholders to act by written consent;

RISK FACTORS

- the establishment of advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholders meetings; and

- the establishment of a classified board of directors with staggered, three-year terms, which prevents a majority of the board from being elected at one time.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a merger, asset or stock sale or other transaction with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless prior approval of our board of directors is obtained or as otherwise provided. These provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us without obtaining the prior approval of our board of directors, which may cause the market price of our common stock to decline.

MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE USE OF PROCEEDS FROM THIS
OFFERING.

The net proceeds from this offering will be used for general corporate purposes. Although we list expanding our manufacturing capacity, expanding our research and development operations, enhancing our technology, expanding our sales and marketing activities, expanding our international operations and possible acquisitions as examples of general corporate purposes, we are not obligated to pursue any of these opportunities. We have not reserved or allocated the net proceeds for any specific transaction, and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

A SUBSTANTIAL AMOUNT OF OUR SHARES WILL BE ELIGIBLE FOR SALE SHORTLY AFTER THIS OFFERING.

If our stockholders sell substantial amounts of common stock in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or our equity-related securities at a time and price that we deem appropriate. Based on shares outstanding as of March 31, 2001, upon completion of this offering, we will have ___________ shares of common stock outstanding. Of these shares, the ____________ shares being offered hereby will be freely tradable and the remaining shares will become eligible for sale in the public market pursuant to Rule 144. All of the remaining shares are subject to contractual restrictions with the underwriters that prevent them from being sold until 180 days after the date of this prospectus without the consent of UBS Warburg LLC.

Of the remaining shares, 1,583,600 may be sold on the 181st day after the date of this prospectus without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. An additional 14,625 shares will be available in April 2002 for sale without registration under the Securities Act to the extent permitted by Rule 144. The remaining 245,659 shares will be available in May 2002 for sale without registration under the Securities Act to the extent permitted under Rule 144. UBS Warburg LLC may, in its sole discretion, at any time without notice, release all or any portion of the shares subject to the lock-up agreements, which would result in more shares being available for sale in the public market at an earlier date. Sales of common stock by existing stockholders in the public market, or the availability of such shares for sale, could materially and adversely affect the market price of our common stock.

In addition, we expect to register for sale 325,000 shares of common stock reserved for issuance under our 2000 Stock Incentive Plan. As of March 31, 2001, options to purchase 83,000 shares of our common stock were granted under our 2000 Stock Incentive Plan. Shares acquired upon exercise of these options will be eligible for sale in the public market from time to time subject to vesting and the 180 day lock-up restrictions that apply to the outstanding stock. The exercise price of the majority of these stock options is lower than the initial public offering price of our common stock. The sale of a significant number of these shares could cause the price of our common stock to decline.

RISK FACTORS

OUR SHARES PURCHASED IN THIS OFFERING WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION OF APPROXIMATELY $_________ PER SHARE.

The assumed initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after this offering. Accordingly, assuming an initial public offering price of $______ per share, if you purchase common stock in this offering, you will incur immediate and substantial dilution of $______ in the pro forma net tangible book value per share of the common stock. In addition, investors will incur additional dilution upon the exercise of outstanding stock options and warrants after this offering.

FORWARD LOOKING INFORMATION

This prospectus may contain forward-looking statements. When used in this prospectus, the words "anticipate," "believe," "estimate," "will," "plan," "intend" and "expect" and similar expressions identify forward-looking statements. Although we believe that our plans, intensions and expectations reflected in those forward looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk factors." Our actual results could differ materially from those predicated in these forward-looking statements, and the events anticipated in the forward-looking statements may not actually occur. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Other than with respect to previously issued projections, we are under no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

USE OF PROCEEDS

The net proceeds to us from this offering, at an assumed initial public offering price of __________ per share, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be $_______ million, or $_______ million if the underwriters' over-allotment option is exercised in full. We expect to use the net proceeds of the offering for general corporate purposes, including approximately $__________ million, which have not been allocated in specific amounts, for product development, expansion of sales and marketing activities, $_________ million for expansion of our international operations and possible acquisitions. We currently have no commitments or agreements and are not involved in any negotiations with respect to any acquisitions. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, sales and marketing activities, technological advances, the amount of cash generated or used by our operations and competition. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the balance of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities.

Our management team made the determination to offer our shares to the public to fund our future expansion, to compensate our employees and to attract new employees. We determined the portion of our business to be sold in this offering through a combination of estimates of our future expansion plans, evaluation of market conditions and recent offerings of comparable companies.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends on our capital stock in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, contractual obligations and future prospects and other factors the board of directors may deem relevant.

CAPITALIZATION

Our capitalization as of March 31, 2001 is set forth in the following table on:

-     an actual basis;

- a pro forma basis to reflect the sale of 245,659 shares of Series C Preferred Stock in May 2001 for net proceeds of $5.3 million and the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock upon the completion of this offering; and

- the pro forma information on an as adjusted basis to give effect to the receipt of the estimated net proceeds from the sale of _______ shares of common stock in this offering, at an assumed initial public offering price of $_______ per share after deducting the estimated underwriting discount and commissions and estimating offering expenses payable by us.

The table does not include:

- 83,000 shares of our common stock issuable upon exercise of options outstanding as of March 31, 2001 with a weighted average exercise price of $3.65 under our 2000 Stock Incentive Plan;

- 130,000 shares of our common stock issuable upon exercise of warrants outstanding as of March 31, 2001 with a weighted average exercise price of $7.92; and

- up to 146,250 shares of our common stock issuable as of March 31, 2001 pursuant to a third party property license agreement. You should read this table in conjunction with "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus.

                                                                                            MARCH 31, 2001
                                                                           -------------------------------------------------
                                                                                                                   PRO FORMA
                                                                             ACTUAL           PRO FORMA          AS ADJUSTED
                                                                           --------           ---------          -----------
                                                                            (in thousands, except share and per share data)

Long-term debt.......................................................      $     --           $     --             $    --
                                                                           --------           --------             -------
Redeemable convertible preferred stock:
    $0.001 par value; 3,000,000 shares authorized; 1,270,840
    shares issued and outstanding, actual; no shares issued and
    outstanding, pro forma and pro forma as adjusted.................         6,657                 --                  --
                                                                           --------           --------             -------

Common stock:

    $0.001 par value; 10,000,000 shares authorized; 312,760
    shares issued and outstanding, actual; 1,829,259 shares
    issued and outstanding, pro forma; ________ shares issued and
    outstanding, pro forma as adjusted ..............................             1                  2
Additional paid-in-capital...........................................         1,365             13,321
Receivable from stockholder..........................................            (1)                (1)
Deferred stock compensation..........................................           (46)               (46)
Accumulated deficit..................................................        (1,378)            (1,378)
Accumulated other comprehensive loss.................................            (4)                (4)
                                                                           --------           --------             -------
Total stockholders' equity (deficit).................................           (63)            11,894
                                                                           --------           --------             -------
Total capitalization.................................................      $  6,594           $ 11,894             $
                                                                           ========           ========             =======

DILUTION

Our pro forma net tangible book value as of March 31, 2001 was approximately $_______ per share of our common stock. Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding, as of March 31, 2001. In making this calculation, we gave effect to the sale of 245,659 shares of Series C Preferred Stock in May 2001 for net proceeds of $5.3 million and the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock upon the completion of this offering. After giving effect to our sale in this offering of _______________ shares of our common stock at an assumed initial public offering price of $_______ per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of March 31, 2001 would have been _______ per share of our common stock. This represents an immediate increase in net tangible book value of ______ per share to our existing stockholders and an immediate dilution of
_______ per share to you. The following table illustrates this per share dilution:

Assumed initial public offering price per share.......................................                 $
      Pro forma net tangible book value per share before this offering................    $
                                                                                          ---------
      Increase attributable to investors in this offering.............................
Pro forma net tangible book value after the offering..................................
                                                                                                       --------
Dilution per share to investors in this offering......................................                 $
                                                                                                       ========

The differences between our existing stockholders and investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid for both common and preferred stock is summarized on a pro forma basis, as of March 31, 2001 before underwriters' discount and estimated offering expenses in the following table, after giving effect to the sale of 245,659 shares of Series C Preferred Stock in May 2001 for net proceeds of $5.3 million and the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock upon the completion of this offering. The following table does not include 83,000 shares of our common stock issuable upon exercise of options outstanding as of March 31, 2001 with a weighted average exercise price of $3.65 under our 2000 Stock Incentive Plan; 130,000 shares of our common stock issuable upon exercise of warrants outstanding as of March 31, 2001 with a weighted average exercise price of $7.92; and up to 146,250 shares of our common stock issuable as of March 31, 2001 pursuant to a third party property license agreement. You should read this table in conjunction with "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus.

See "Management - 2000 Stock Incentive Plan" and note 5 to our consolidated financial statements.

                                                          SHARES PURCHASED            TOTAL CONSIDERATION         AVERAGE
                                                        --------------------        -----------------------        PRICE
                                                        NUMBER       PERCENT        AMOUNT        PERCENT        PER SHARE
                                                        ------       -------        ------        -------        ---------
                                                                                       (in thousands)

Existing stockholders...............................                       %                            %         $
Investors in this offering..........................
                                                        -----         -----         -----          -----          -------

Total...............................................                  100.0 %                      100.0%         $
                                                        =====         =====         ======         =====          =======

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes thereto and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus. The selected consolidated financial data as of June 30, 2000 and March 31, 2001 and for the period from October 7, 1999 (inception) through June 30, 2000 and for the nine months ended March 31, 2001 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data for the period from October 7, 1999 (inception) through March 31, 2000 is derived from our unaudited financial statements appearing elsewhere in this prospectus. The unaudited information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our operating results for these periods and our financial condition as of these dates.

                                                                         PERIOD FROM           PERIOD FROM
                                                                     OCTOBER 7, 1999       OCTOBER 7, 1999
                                                                 (INCEPTION) THROUGH   (INCEPTION) THROUGH     NINE MONTHS ENDED
                                                                       JUNE 30, 2000        MARCH 31, 2000        MARCH 31, 2001
                                                                 -------------------   -------------------     -----------------
                                                                              (in thousands, except per share data)
CONSOLIDATED STATEMENT OF OPERATIONS DATA

Net revenues ...............................................           $  1,377             $     --               $ 17,305
                                                                       --------             --------               --------
Costs and expenses:

     Cost of revenues ......................................                807                   --                  9,766
     Royalties, software costs, license costs and
     project abandonment ...................................                248                   --                  2,028
     Research and development* .............................                260                  133                    663
     Sales and marketing* ..................................                132                   --                  3,234
     General and administrative* ...........................                711                  379                  1,218
     Amortization of deferred stock compensation ...........                 --                   --                     19
                                                                       --------             --------               --------
         Total costs and expenses ..........................              2,158                  512                 16,928
                                                                       --------             --------               --------

Income (loss) from operations ..............................               (781)                (512)                   377
Other expense, net .........................................                (22)                  (5)                  (952)
                                                                       --------             --------               --------
Net loss ...................................................           $   (803)            $   (517)              $   (575)
                                                                       ========             ========               ========
Net loss per share:
     Basic and diluted (1) .................................           $  (4.54)            $  (2.97)              $  (1.84)
Pro forma loss per share
     Basic and diluted (unaudited) (2) .....................           $  (4.44)                                   $  (0.41)
Shares used in computation:
     Basic and diluted (1) .................................                177                  174                    313
     Pro forma basic and diluted (unaudited) (2) ...........                181                                       1,390

*Excludes amortization of deferred stock
     compensation:
     Research and development ..............................           $    ---             $     --               $     16
     Sales and marketing ...................................                 --                   --                      3
     General and administrative ............................                 --                   --                     --
                                                                       --------             --------               --------
                                                                       $     --             $     --               $     19
                                                                       ========             ========               ========

                                            JUNE 30, 2000     MARCH 31, 2001
                                            -------------     --------------
                                                     (in thousands)
CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents ..............        $  908          $ 1,240
Working capital ........................         1,318            4,949
Total assets ...........................         2,712           12,767
Long-term portion of debt ..............            --               --
Redeemable convertible preferred stock..         2,103            6,657
Total stockholders' equity (deficit) ...         (706)             (63)

SELECTED CONSOLIDATED FINANCIAL DATA

(1) The diluted net loss per share computation excludes potential shares of common stock issuable upon conversion of redeemable convertible preferred stock and exercise of options to purchase common stock, as their effect would be antidilutive. See Notes 1 and 7 of notes to consolidated financial statements for a detailed explanation of the determination of the shares used in computing basic and diluted net loss per share.

(2) Includes the weighted average number of shares resulting from the assumed conversion of all outstanding shares of redeemable convertible preferred stock upon the completion of this offering. See note 1 of notes to consolidated financial statements for a detailed explanation of the determination of the shares used in computing pro forma net loss per share. The diluted pro forma net loss per share computation excludes potential shares of common stock issuable upon exercise of options to purchase common stock as their effect would be antidilutive.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with "Selected consolidated financial data" and the consolidated financial statements and related notes to those statements included elsewhere in this prospectus. This discussion and analysis may contain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, such as those set forth under "Risk factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in the forward-looking statements.

OVERVIEW

We develop and publish interactive entertainment software. We currently publish titles for many of the most popular interactive entertainment hardware platforms, such as Sony's PlayStation, Nintendo 64 and Nintendo's Game Boy Color, and plan to develop and publish titles for next generation hardware platforms such as Sony's PlayStation2, Nintendo GameCube and Game Boy Advance and Microsoft's Xbox, as well as for other portable handheld devices and PCs. We were incorporated in California in October 1999 under the name Bay Area Multimedia, Inc. We reincorporated in Delaware in September 2000 and changed our name to BAM! Entertainment, Inc. in December 2000. We commenced operations in October 1999 and shipped our first products in June 2000.

We license properties from a wide variety of sources, and publish titles based on the motion picture, sports and television cartoon character properties of our licensors. We have entered into strategic license arrangements with entertainment and media companies that have developed well-known characters and brands and that are producing popular properties that are expected to form the basis of some of our future products. Our agreements with licensors and developers generally require us to make advance royalty payments, and we may be required to spend money on advertising and promotion. We generally pay royalties based on net revenues.

We design and develop our titles internally, or through third parties with whom we have established relationships. Our development cycle for new titles is long, typically ranging from 12 to 24 months. After development of the product, it may take between six to 12 additional months to develop the product for, or port the product to, a different hardware platform.

We sell our products to mass merchandisers such as Toys "R" Us, Target, Kmart, Wal-Mart and Best Buy, specialty chains such as Babbages, Etc. and Electronics Boutique and independent distributors. Our products are manufactured exclusively by third parties. We have operations in both the United States and Europe. Our international operations are conducted through our offices in England, where we have our internal product development studio, perform international sales and marketing activities and manage local third-party developers. We currently have minimal international revenues, but anticipate that these will increase as we localize our products for international markets.

NET REVENUES

We derive revenues from shipment of finished products to the customer. We may allow customers to exchange and return our products within certain specified periods after shipment and provide price protection on certain unsold merchandise in the form of a credit against amounts due from the customer. Net revenues from product sales are reflected after deducting the estimated cost of allowances for returns and price protection. These estimates are based upon current known circumstances and historical results. Net revenues will be affected by many factors, including pricing strategies, the channels through which our products are distributed, product maturity, exchange and return privileges and price protection.

Net revenues are recognized when we have satisfied the following conditions: persuasive evidence of an arrangement exists, delivery has occurred, the price has been fixed or is determinable, and collectibility has been reasonably assured.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We expect that substantially all of our net revenues for a particular year will be generated by titles released in that year or in the latter part of the prior year. The markets for interactive entertainment software are characterized by short product life cycles, changing consumer preferences and frequent introduction of new products. The life cycle of a title generally consists of a relatively high level of sales during the first few months after introduction, followed by a decline in sales, with only a small percentage of sales occurring more than six months after release.

We have experienced, and may continue to experience, quarterly fluctuations in net revenues. The interactive entertainment industry is highly seasonal, with net revenues typically significantly higher during the fourth calendar quarter, due primarily to the increased demand for titles during the year-end holiday buying season. Our failure or inability to introduce products on a timely basis to meet seasonal increases in demand will harm our business and operating results. While we are attempting to reduce the effect of seasonal patterns on our business by distributing our product release dates more evenly throughout the year, we may not be successful in this endeavor.

COST OF REVENUES

Cost of revenues includes manufacturing costs of finished goods, freight, inventory management costs and inventory obsolescence costs. Cost of revenues will vary depending on the volume of products manufactured and shipped, the mix of products sold and the shipping channel used.

ROYALTIES, SOFTWARE COSTS, LICENSE COSTS AND PROJECT ABANDONMENT

Royalties, software costs, license costs and project abandonment includes royalties paid to software licensors, software amortization and amortization of non-cash charges related to warrants and rights to acquire our common stock issued to certain production companies. These costs will be affected in particular periods by many factors, including the specific terms or agreements under which royalties are paid to third parties, the commercial acceptance of products, the cost of developing a product and the timing of stock and warrants issued pursuant to the terms of our license agreements as described below.

Our agreements with licensors and developers generally require us to make advance royalty payments and pay royalties based on product sales. Prepaid royalties are amortized commencing upon the product release at the greater of the contractual royalty rate based on actual product sales, or the ratio of current revenues to total projected revenues. The Company evaluates the future recoverability of prepaid royalties on a quarterly basis and expenses costs if and when they are deemed unrecoverable.

Commencing upon product release, we amortize capitalized software development costs. We capitalize software development costs subsequent to establishing technological feasibility of a title. Technological feasibility is evaluated on a product-by-product basis. For products where proven game engine technology exists, this may be early in the development cycle. Software development costs are expensed to research and development if and when they are deemed unrecoverable. The following criteria is used to evaluate recoverability of software development costs: historical performance of comparable products; the commercial acceptance of prior products released on a given hardware platform; orders for a product prior to its release and actual development costs of a product as compared to forward-looking projections. Amortization of software development costs is based on the greater of the proportion of current revenues to total projected revenues or the straight-line method over the estimated product life, generally three to six months. We evaluate the future recoverability of capitalized amounts on a quarterly basis.

Pursuant to a license agreement with a production company, we are obligated to issue 14,625 shares of our common stock to the production company after the release of any film for which we elect to produce interactive entertainment software products, up to 10 films or 146,250 shares of common stock. To date, we have elected to produce titles for three films and have issued 14,625 shares under this agreement. We are required to issue these shares when the films are released and will then incur a non-cash charge. If the software product is released after the release of the film, we will amortize the non-cash charge over the life of the product, which is expected to be between three and six months. If the software product is released prior to the release of the film, we will expense the non-cash charge at the time of the issuance of the shares. We cannot estimate the aggregate dollar amount of these future non-cash charges as they are based on our share price

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

at a future point in time, but they may be substantial. The non-cash charges on the initial shares issued is expected to be incurred in the first or second quarter of fiscal 2002. In addition, in connection with the issuance of warrants pursuant to a license agreement with another production company, we incurred a non-cash charge of $354,000, which will be amortized on a straight-line basis over five years. This amortization commenced in October 2000. In connection with these warrants, a further non-cash charge of $556,000 will be amortized over a period which is expected to be between three to six months, commencing on the release of the subject titles, expected to be the first or second fiscal quarter of 2003. Each of these charges will affect our gross margins and profitability.

RESEARCH AND DEVELOPMENT

Research and development expenses relate to the design and development of new interactive entertainment software products. These expenses generally consist of salaries, related expenses for engineering personnel and third-party development costs. We will continue to develop our products both internally and through third parties. In absolute dollars we expect to see increases in research and development expense as we expand our product offerings. However, we expect to see a reduction in research and development expense as a percentage of revenues in future periods as our net revenues increase.

SALES AND MARKETING

Sales and marketing expenses consist primarily of salaries and related expenses for our direct sales force and marketing personnel, commissions to independent sales staff, marketing programs and advertising campaigns. In absolute dollars we expect to see a significant increase in sales and marketing expense as revenues increase and we expand our product offerings and international presence. However, we do not expect to see significant variations in sales and marketing expenses as a percentage of revenues in future periods.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consist primarily of salaries and related expenses for finance and other administrative personnel, facilities and occupancy charges, professional fees and bad debt expense. We expect our general and administrative expenses to increase in absolute dollars as we expand our staff, build our infrastructure, grow our business and incur costs associated with being a public company. As a percentage of revenue, we expect to see a reduction in general and administrative expenses as our revenues increase.

AMORTIZATION OF DEFERRED STOCK COMPENSATION

Amortization of deferred stock compensation consists of deferred compensation expenses relating to stock option grants to employees. Deferred compensation represents the difference between the deemed fair market value of our common stock at the grant date and the exercise price of the related stock options. Deferred compensation is represented as a reduction of stockholders' equity and amortized, using a multiple option award valuation and amortization approach, over the vesting periods of the options, which is generally four years. We currently expect to amortize $____ in the quarter ending June 30, 2001 and then $____ during fiscal 2002.

OTHER EXPENSE, NET

Other expense, net consist mostly of interest expense net of interest income. We expect to be able to negotiate more favorable credit terms after this offering and therefore expect to see a net improvement in other expense, net in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth as a percentage of net revenues our consolidated statements of operations data for the periods indicated. The consolidated financial information for the nine months ended March 31, 2001 and for the period from October 7, 1999 (inception) through June 30, 2000 is derived from our audited consolidated financial statements. The consolidated financial information for the period from October 7, 1999 (inception) through March 31, 2000 is not presented as we had no revenues. Results for any interim period are not necessarily indicative of future operating results.


                                                                                    NINE
                                                                INCEPTION          MONTHS
                                                                 THROUGH            ENDED
                                                                 JUNE 30,         MARCH 31,
                                                                   2000             2001
                                                                ---------         --------
Net revenues .............................................        100.0 %           100.0 %
                                                                  -----             -----
Cost and expenses:
      Cost of revenues ...................................         58.6              56.5
      Royalties, software costs, license costs and project
           abandonment ...................................         18.0              11.7
      Research and development (1) .......................         18.9               3.8
      Sales and marketing (1) ............................          9.6              18.7
      General and administrative (1) .....................         51.6               7.0
      Amortization of deferred stock compensation ........           --               0.1
                                                                  -----             -----
   Total costs and expenses ..............................        156.7              97.8
                                                                  -----             -----
Income (loss) from operations ............................        (56.7)              2.2
Other expense, net .......................................         (1.6)             (5.5)
                                                                  -----             -----
Net loss .................................................        (58.3)%            (3.3)%
                                                                  =====             =====

-----------------------
(1)        Excludes amortization of deferred stock compensation.

NET REVENUES

Net revenues were $17.3 million for the nine months ended March 31, 2001, none for the period from October 7, 1999 (inception) through March 31, 2000 and $1.4 million for the period from our inception through June 30, 2000. Net revenues in the periods ended March 31, 2001 and June 30, 2000 arose primarily from sales of new products released during those periods.

Our four largest customers collectively accounted for 63% of net revenues for the nine months ended March 31, 2001 as compared to 75% from our three largest customers for the period from inception through June 30, 2000. Our largest customers for the nine months ended March 31, 2001 were Toys "R" Us, which accounted for 20% of net revenues, Wal-Mart, which accounted for 16% of net revenues, Target, which accounted for 15% of net revenues, and Kmart, which accounted for 12% of net revenues. For the period from inception through June 30, 2000, Blockbuster accounted for 49% of net revenues, Wal-Mart accounted for 16% of net revenues, and KB Toys accounted for 10% of net revenues.

To date, a substantial portion of our revenues has been derived from a limited number of products. Sales of our POWERPUFF GIRLS titles accounted for 82% of net revenues for the nine months ended March 31, 2001. Sales of our BEAST WARS title accounted for 100% of net revenues for the period from inception through June 30, 2000. As we expand our product offerings in different periods, we expect that the percentage of total revenue from our largest product offerings will decrease.

COST OF REVENUES

Cost of revenues were $9.8 million, or 56% of net revenues, for the nine months ended March 31, 2001 and $807,000, or 59% of net revenues, for the period from our inception through June 30, 2000. The increase in

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

cost of revenues was due to increased sales of product, and the improvement in cost of revenues as a percentage of revenues arose primarily as a result of a change in product mix, offset by higher freight costs as a result of changed shipping channels.

ROYALTIES, SOFTWARE COSTS, LICENSE COSTS AND PROJECT ABANDONMENT

Royalties, software costs, license costs and project abandonment were $2.0 million, or 12% of net revenues, for the nine months ended March 31, 2001, and $248,000, or 18% of net revenues, for the period from our inception through June 30, 2000. The increase in costs was due to increased sales of product, and the improvement in costs as a percentage of revenues arose because of a change in product mix that resulted in sales of product which have lower contracted third party royalty rates.

RESEARCH AND DEVELOPMENT

Research and development expenses were $663,000, or 4% of net revenues, for the nine months ended March 31, 2001, $133,000 for the period from our inception through March 31, 2000, and $260,000, or 19% of net revenues, for the period from our inception through June 30, 2000. This increase in absolute dollars was primarily the result of an increased headcount. In October 2000 we opened our internal development studio in London, England. Prior to opening this studio, all development was performed by third parties.

SALES AND MARKETING

Sales and marketing expenses were $3.2 million, or 19% of net revenues, for the nine months ended March 31, 2001, zero for the period from our inception through March 31, 2000 and $132,000, or 10% of net revenues, for the period from our inception through June 30, 2000. This increase in absolute dollars was the result of increased advertising and marketing activities, along with an increase in commissions.

GENERAL AND ADMINISTRATIVE

General and administrative expenses were $1.2 million, or 7% of net revenues, for the nine months ended March 31, 2001, $379,000 for the period from our inception through March 31, 2000, and $711,000, or 52% of net revenues, for the period from our inception through June 30, 2000. This increase in absolute dollars was attributable to growth in headcount, professional fees, facility costs, bad debt expense and accounting fees.

AMORTIZATION OF DEFERRED STOCK COMPENSATION

Amortization of deferred stock compensation was $19,000, or 0.1% of revenues, for the nine months ended March 31, 2001, and zero for each of the periods from our inception through March 31, 2000 and June 30, 2000. We did not grant any stock options prior to June 2000.

OTHER EXPENSE, NET

Other expense, net was $952,000 for the nine months ended March 31, 2001, $5,000 for the period from inception through March 31, 2000, and $22,000 for the period from inception through June 30, 2000.

Interest income was $41,000 for the nine months ended March 31, 2001, $7,000 for the period from our inception through March 31, 2000, and $8,000 for the period from our inception through June 30, 2000. Interest income in all periods relates to interest earned on funds deposited in money market accounts.

Interest expense was $993,000, or 6% of net revenues, for the nine months ended March 31, 2001, $21,000 for the period from our inception through March 31, 2000, and $39,000, or 3% of net revenues, for the period from our inception through June 30, 2000. Interest expense incurred during the periods ended March 31, 2000 and June 30, 2000 is comprised of interest and other funding charges incurred on promissory notes and through a purchase order funding arrangement with a finance company. The promissory notes were converted to redeemable convertible preferred stock in June 2000. Subsequent to this conversion, interest expense comprised primarily interest and other funding charges incurred through a purchase order funding arrangement with a finance company and through a commercial line of credit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We had zero other income for the nine months ended March 31, 2001, other income of $9,000 for the period from our inception through March 31, 2000, and other income of $9,000 for the period from our inception through June 30, 2000. Other income for the periods from inception to March 31, 2000, and June 30, 2000 comprised rental income.

QUARTERLY RESULTS OF OPERATIONS

The following table presents our unaudited quarterly consolidated results of operations, in dollars and as a percentage of net revenues, for our five most recent fiscal quarters and the period from our inception through December 31, 1999. In the opinion of management, this unaudited financial information has been prepared on the same basis as the audited financial information, and includes all adjustments, consisting only of normal recurring adjustments, necessary to present this information fairly when read in conjunction with our consolidated financial statements and the related notes contained elsewhere in this prospectus. These operating results are not necessarily indicative of results of any future period.



                                                    INCEPTION                           THREE MONTHS ENDED
                                                     THROUGH       ----------------------------------------------------------------
                                                     DEC. 31,      MAR. 31,      JUN. 30,      SEPT. 30,     DEC. 31,      MAR. 31,
                                                       1999          2000          2000          2000          2000          2001
                                                    ---------      --------      --------      --------      --------      --------
                                                                                         (in thousands)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:

Net revenues .....................................   $     --      $     --      $  1,377      $    495      $ 10,717      $  6,093
                                                     --------      --------      --------      --------      --------      --------
Costs and expenses:

     Cost of revenues ............................         --            --           807           179         6,029         3,558
     Royalties, software costs, license costs
          and project abandonment.................         --            --           248           126         1,113           789

     Research and development (1) ................         32           101           127           114           318           231
     Sales and marketing (1) .....................         --            --           132           252         1,844         1,138
     General and administrative (1) ..............        130           249           332           252           360           606
     Amortization of deferred stock compensation..         --            --            --            --             9            10
                                                     --------      --------      --------      --------      --------      --------
         Total costs and expenses ................        162           350         1,646           923         9,673         6,332
                                                     --------      --------      --------      --------      --------      --------
Income (loss) from operations ....................       (162)         (350)         (269)         (428)        1,044          (239)
Other expense, net ...............................         (3)           (2)          (17)           (7)         (454)         (491)
                                                     --------      --------      --------      --------      --------      --------
Net income (loss) ................................   $   (165)     $   (352)     $   (286)     $   (435)     $    590      $   (730)
                                                     ========      ========      ========      ========      ========      ========

----------------
(1)        Excludes amortization of deferred stock compensation.

                                                                    THREE MONTHS ENDED
                                                       -----------------------------------------------
                                                       JUNE 30,    SEPT. 30,     DEC. 31,     MAR. 31,
                                                           2000         2000         2000         2001
                                                       --------    ---------     --------     --------
AS A PERCENTAGE OF NET REVENUES (2):
Net revenues...................................           100.0%       100.0%       100.0%       100.0%
                                                          -----        -----        -----        -----
Costs and expenses:

     Cost of revenues ..........................           58.6         36.2         56.3         58.4
     Royalties, software costs, license costs
      and project abandonment ..................           18.0         25.5         10.4         12.9
     Research and development ..................            9.2         23.0          3.0          3.8
     Sales and marketing .......................            9.6         50.9         17.2         18.7
     General and administrative ................           24.1         50.9          3.3          9.9
     Amortization of deferred stock compensation             --           --          0.1          0.2
                                                          -----        -----        -----        -----
     Total costs and expenses ..................          119.5        186.5         90.3        103.9
                                                          -----        -----        -----        -----

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                                                    THREE MONTHS ENDED
                                                       -----------------------------------------------
                                                       JUNE 30,     SEPT. 30,    DEC. 31,     MAR. 31,
                                                           2000          2000        2000         2001
                                                       -------      --------     --------     -------
AS A PERCENTAGE OF NET REVENUES (2):
Income (loss) from operations ..................        (19.5)       (86.5)         9.7         (3.9)
Other expense, net .............................         (1.2)        (1.4)        (4.2)        (8.1)
                                                        -----        -----        -----        -----
Net income (loss) ..............................        (20.7)  %    (87.9)  %      5.5  %     (12.0) %
                                                        =====        =====        =====        =====

-------------------

(1) As we had no revenues for the period from inception through December 31, 1999 and for the three months ended March 31, 2000, these periods are not presented.

NET REVENUES

We sold our first product, BEAST WARS, in the quarter ended June 30, 2000. Our second product offering was not released until late in the quarter ended September 30, 2000 and this, combined with low seasonal demand, reduced quarterly net revenues for the quarter ended September 30, 2000. In the quarter ended December 31, 2000 we introduced six additional products, including two POWERPUFF GIRLS offerings which, in combination with holiday seasonal demand, resulted in significantly increased net revenues during the quarter. As expected, demand for product decreased in the quarter ended March 31, 2001, the quarter after the holiday season, resulting in reduced net revenues in the quarter.

RESEARCH AND DEVELOPMENT

Prior to the quarter ended December 31, 2000, we developed products solely through third parties. In the quarter ended December 31, 2000, we opened our internal development studio, resulting in an increase in research and development costs. In the quarter ended December 31, 2000, we incurred an expense of $125,000 relating to a performance bonus paid to a third party developer. This expense was not repeated in the quarter ended March 31, 2001.

SALES AND MARKETING

Sales commissions and marketing expenses grew significantly in the quarter ended December 31, 2000 as we actively promoted our products during the holiday season. Promotion decreased in the first calendar quarter of 2001 and sales and marketing expenses decreased.

GENERAL AND ADMINISTRATIVE

One off professional and legal costs were the cause of the increase in general and administrative costs in the quarter ended June 30, 2000. With the exception of these one off costs, general and administrative costs increased gradually over each quarter as we expanded our infrastructure.

OTHER EXPENSE, NET

Significant purchase order funding charges were the cause of the significant expense increase in other expense, net in the quarters ended December 31, 2000 and March 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

From inception we have financed our operations primarily through the private sale of equity securities, cash generated from the sale of our products, a product financing arrangement with a finance company, the issuance of promissory notes to stockholders, a commercial line of credit and short-term liabilities.

Net cash used in operating activities was $5.8 million for the nine months ended March 31, 2001, $651,000 for the period from October 7, 1999 (inception) through March 31, 2000, and $1.7 million for the period from our inception through June 30, 2000. For these periods, net cash used in operating activities was the result of net losses and increases in operating assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net cash used in investing activities was $1.4 million for the nine months ended March 31, 2001, $54,000 for the period from our inception through March 31, 2000, and $91,000 for the period from our inception through June 30, 2000, and consisted primarily of purchases of property and equipment and restricted cash.

Net cash provided by financing activities was $7.5 million for the nine months ended March 31, 2001, $1.0 million for the period from our inception through March 31, 2000 and $2.7 million for the period from our inception through June 30, 2000. Financing for the nine months ended March 31, 2001 consisted primarily of the sale of redeemable convertible preferred stock, net borrowings on finance agreements and a line of credit with our bankers. Financing for the periods from our inception through March 31, 2000 and June 30, 2000, consisted primarily of the sale of common stock, redeemable convertible preferred stock, promissory notes and net borrowings on finance agreements.

In October 1999 we issued 123,609 shares of common stock to our principal stockholder in exchange for a promissory note. Also in October 1999 we issued 58,500 shares of common stock at $0.51 per share to consultants in exchange for services performed valued at approximately $30,000. In each of November 1999 and January 2000, we issued our principal stockholder convertible promissory notes in the principal amount of $500,000, and in May 2000 issued him an additional convertible promissory note in the principal amount of $47,000 for operating capital. Each note bore interest at 7% per annum with principal and accrued interest due on demand after one year from the date of issuance. Each note was automatically convertible into shares of our Series A Preferred Stock upon the initial closing of our Series A Preferred Stock financing. In May 2000, the notes were converted and our principal stockholder was issued 482,625 shares of our Series A Preferred Stock at the price of $2.17 per share. In May 2000, inclusive of shares issued to our principal stockholder upon the conversion, we sold and issued 976,220 shares of our Series A Preferred Stock at a price of $2.17 per share. Each share of our Series A Preferred Stock is convertible into one share of our common stock. In addition, at the same time we issued the Series A Preferred Stock, we issued 130,651 shares of our common stock at $0.51 per share for $59,000 in cash and for services valued at $7,000. In December 2000, we sold and issued 294,620 shares of our Series B Preferred Stock at a price of $17.65 per share. Each share of our Series B Preferred Stock is convertible into one share of our common stock. In May 2001, we sold and issued 245,659 shares of our Series C Preferred Stock at a price of $22.553 per share. Each share of our Series C Preferred Stock is convertible into one share of our common stock.

In February 2000, we entered into a master purchase order assignment agreement with a finance company, whereby we assign customer purchase orders to the finance company and request the finance company purchase finished goods to fulfill such customer purchase orders. Our obligations under the agreement are secured by our assets and purchase order accounts receivable, and guaranteed by our President and Chief Executive Officer. Under the agreement, we assign purchase orders to the finance company as collateral. The agreement required a security deposit of $90,000 to be made by us to the finance company and specified that the finance company's funding commitment with respect to a purchase order shall not exceed 60% of the retail purchase order price. We are required to pay the finance company's expenses under the contract, a deal fee comprising a transaction and initiation fee equal to 5% of the face amounts of letters of credits issued or other funds advanced by the finance company, a daily maintenance fee of 0.067%, a materials advance fee at prime rate plus 4%, and a late payment fee where applicable. Outstanding borrowings under the agreement are collateralized by our inventory, accounts receivable, fixed assets and intangible assets. Under the initial terms of the agreement, the finance company's aggregate outstanding funding was limited to $1.0 million and the term of the agreement was 12 months, ending on February 25, 2001. In September 2000, the agreement was amended increasing the maximum outstanding funding to $5.0 million. In December 2000, the agreement was further amended extending the term to March 31, 2002 and increasing the maximum outstanding funding to $8.5 million.

In November 2000 we entered into an agreement with our bankers whereby they would provide us with a $1.0 million commercial line of credit, repayable on demand. The interest rate on amounts drawn down is at the bank's prime interest rate plus 3% and is payable monthly. The line of credit is secured by restricted cash being held in a money market account with the same bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of March 31, 2001, we had cash and cash equivalents of $1.2 million. As of March 31, 2000, we had cash and cash equivalents of $315,000. As of June 30, 2000, we had cash and cash equivalents of $908,000.

Capital expenditures were $361,000 for the nine months ended March 31, 2001, $54,000 for the period from our inception through March 31, 2000, and $91,000 for the period from our inception through June 30, 2000. We did not have any material commitments for capital expenditures at any of those dates.

Our principal commitments at March 31, 2001 comprised operating leases, guaranteed royalty payments and contractual marketing commitments. At that date, we had commitments to spend $252,000 under operating leases, prepay $1.8 million for royalties under agreements with various content providers and spend $4.1 million in advertising on the networks and websites of these content providers. Of these amounts, $2.9 million must be paid no later than March 31, 2002. Guaranteed royalty payments will be applied against any royalties that may become payable to the content providers.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to various market risks, including changes in foreign exchange rates and interest rates. Market risk is the potential loss arising from changes in market rates and prices.

FOREIGN CURRENCY EXCHANGE RATE RISK

Currently, all our net revenues and 85% of our operating expenses are denominated in US dollars. Remaining expenses are mostly denominated in British pounds or the Euro and consequently we are currently exposed to fluctuations in the US dollar to British pound and Euro exchange rates. We estimate that a 10% change in foreign exchange rates would impact reported operating results by less than $100,000. Accordingly, we have not entered into any hedging arrangements. As we expand our international operations, revenues will be generated and more operating expenses will be incurred in currencies other than the US dollar, which will increase potential exchange rate risk. We anticipate we will be entering into customary hedging arrangements to reduce this risk.

INTEREST RATE RISK

We do not consider our cash and cash equivalents to be subject to interest rate risk due to the short maturities of the instruments in which we have invested. We are currently exposed to interest rate risk on our product financing arrangement with a finance company and our line of credit with our bankers. Upon completion of this public offering our risk may be reduced as we plan to reduce or eliminate use of the product financing arrangement and the line of credit. We do not enter into derivatives or other financial instruments for trading or speculative purposes. We estimate that a 10% increase in interest rates would impact our results of operations by $100,000 for the nine months ended March 31, 2001 and $2,000 for the period from inception through June 30, 2000.

INFLATION

Inflation has not had a material adverse effect on our results of operations; however, our results of operations may be materially and adversely affected by inflation in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains and losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 was effective for us beginning in the first quarter of fiscal 2001 and did not have a significant impact on our consolidated financial statements.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the staff's views in

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

applying generally accepted accounting principles in the United States to revenue recognition in financial statements and provides interpretations regarding the application of generally accepted accounting principles to revenue recognition where there is an absence of authoritative literature addressing a specific arrangement or a specific industry. SAB101 is effective for our company in the fourth quarter of fiscal 2001. The adoption of the revenue recognition practices prescribed by the guidance in SAB 101 is not expected to have a material effect on our consolidated financial statements.

In March 2000, the FASB issued Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation ("FIN 44"), an interpretation of Accounting Principles Board Opinion No. 25 ("APB No. 25"). FIN 44 clarifies the application of APB No. 25 for various issues, specifically:

      -  The definition of an employee,

      - The criteria for determining whether a plan qualifies as a noncompensatory plan,

      - The accounting consequence of various modifications to the terms of a previously fixed stock option or award, and

      - The accounting for an exchange of stock compensation awards in a business combination.

FIN No. 44 was effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. The impact of FIN 44 did not have a material effect on our consolidated financial statements.

BUSINESS


COMPANY OVERVIEW

We are a rapidly emerging developer and publisher of interactive entertainment software. We license properties from a wide variety of sources including entertainment and media companies and we publish interactive entertainment software based on their motion picture, sports and television cartoon properties. We currently publish interactive entertainment software for many of the most popular hardware platforms, such as Sony's PlayStation, Nintendo 64 and Nintendo's Game Boy Color. We plan to develop and publish interactive entertainment software for next generation hardware platforms such as Sony's PlayStation2, Nintendo GameCube and Game Boy Advance and Microsoft's Xbox, as well as for other portable handheld devices and PCs.

Our interactive entertainment software is primarily based on properties that have consumer recognition and appeal, such as the popular television cartoons POWERPUFF GIRLS and DEXTER'S LABORATORY distributed by AOL Time Warner's Cartoon Network. We develop titles that can be leveraged through sequels and extensions and across multiple hardware platforms. We sell our products to mass merchandisers such as Toys "R" Us, Target, Kmart, Wal-Mart and Best Buy, and specialty chains such as Babbages, Etc. and Electronics Boutique and independent distributors.

INDUSTRY BACKGROUND

According to Euromonitor, worldwide sales of consoles, console games and PC games grew from $17 billion in 1996 to $27 billion in 2000. Forrester predicts that, in the United States alone, interactive entertainment console manufacturers and software publishers will generate $26 billion in revenues in 2005. Of that $26 billion, Forrester estimates that $12.8 billion will be generated by sales of console game software alone. Interactive Digital
Software Association, or IDSA, further estimates that 60% of all Americans, or approximately 145 million people, play video games on a regular basis. According to International Data Corporation, or IDC, the majority of video game households own more than one video game system.

The interactive entertainment industry includes three distinct forms of hardware systems:

      - portable handheld devices, such as Nintendo's Game Boy and its recently released Game Boy Advance;

      - in-home television connected hardware platforms, such as Sega's Dreamcast and Saturn, Nintendo's Super Nintendo and Nintendo 64 and Sony's PlayStation and PlayStation2 and announced consoles such as Nintendo GameCube and Microsoft's Xbox; and

      -  personal computers.

According to IDG, 15.7% of all interactive entertainment software dollar sales for 2000 were attributable to products for portable handheld devices, 59.5% for in-home hardware platforms and 24.8% for PCs. The hardware platform and video game console market has evolved from 8- and 16-bit technology in the early 1980s to 32- and 64-bit technology in the past few years. The terms 8-, 16-, 32- or 64-bit technology means that the central processing unit, or chip, on which the software operates is capable of processing data in 8-, 16-, 32- or 64-bit units. Larger per bit capacity translates into a faster and more realistic game experience. The transition to 128-bit, or next generation, hardware platforms has already begun with the recent introduction of Sony's PlayStation2.

INDUSTRY TRENDS

Currently, there are a number of trends affecting the interactive entertainment industry. We believe that the following should result in increased opportunities for interactive entertainment software developers and publishers:

BUSINESS

      - Hardware platform technology evolution. Consoles that employ 128-bit technology will provide faster and more complex images and more lifelike animation and sound than their 32- and 64-bit predecessors. Additionally, most handheld devices will employ 32-bit technology instead of 8-bit technology. Titles published for these new hardware platforms should appeal to the core population of video game players and attract new players. The transition to 128-bit hardware platforms is expected to drive demand for titles published for these next generation systems.

      - Introduction of next generation hardware platforms drives software demand. Historically, as next generation hardware platforms have been introduced, the number of software units sold per hardware platform sold has increased. This ratio is known as the tie ratio. Increasing tie ratios represent an upward trend in units of software products purchased for each successive generation of hardware platforms. According to IDG, these ratios had steadily increased from approximately 6:1 for 16-bit hardware platforms to approximately 9:1 for the 32-bit Sony PlayStation in North America. If historical patterns are indicative of future tie ratios, interactive entertainment software developers and publishers should see an increasing demand for their products as new 128-bit next generation hardware platforms are introduced and gain wider acceptance.

      - Many next generation hardware platforms are DVD compatible and can access the Internet. Many of the 128-bit hardware platforms, such as Sony's PlayStation2 and Microsoft's Xbox, will utilize a DVD software format and have the potential to serve as multi-purpose entertainment centers by doubling as a player for DVD movies and compact discs. Moreover, some next generation hardware platforms are expected to have online capability that will allow users to access the Internet. We believe these new systems will have cross-over appeal to a segment of the market that might not otherwise be inclined to purchase hardware platforms for game use alone, which will drive additional hardware and software sales.

      - Development of hardware platforms utilizing a disk-based software format. The increased use of disk-based software for new hardware platforms is expected to result in shortened order lead times, reduced inventory risk and gross margins that are typically greater than those achievable with cartridge-based systems. Quicker product manufacturing and greater pricing flexibility will allow software producers to adjust to market demands and introduce products to the marketplace more rapidly. In addition, the memory capacity of disks generally exceeds cartridges, allowing for enhanced graphic capabilities and more realistic game play.

      - Backward compatibility. Sony's PlayStation2 and Nintendo's Game Boy Advance are both backward compatible, meaning that titles produced for the earlier version of the hardware platform may be used on the new hardware platform. We believe that backward compatibility may result in a smoother revenue transition for interactive entertainment software developers and publishers because the lag in consumer demand for products for existing hardware platforms that typically precedes the release of a next generation hardware platform may be diminished.

      - Broadening demographic appeal. According to IDC, a pattern has emerged in which male gamers appear to be slowly migrating away as the primary gamers of older platforms. Other household members - in particular, females and younger children - transition to become that platform's primary gamers. IDC reports that the percentages of households where the primary gamer is female for PlayStation, Nintendo 64 and Super Nintendo grew from 17.2%, 15.3%, and 22.6% in 1999 to 18.1%, 15.8%,
         29.8% in 2000. According to IDSA, 58% of all Americans who play video games most frequently are over the age of 18 and 43% of Americans who play video games are female. This demographic expansion broadens opportunities for interactive entertainment software developers to produce titles with content focused on a specific sex or targeted age group.

INDUSTRY CHALLENGES

As the transition to next generation hardware platforms begins and the number of titles continues to rise, differentiation among developers and publishers will become increasingly important. This need is heightened by the fact that the market for interactive entertainment software products tends to be dominated by a limited

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number of successful titles that are typically based on popular properties with brand name recognition. In order to succeed in this market environment, we believe interactive entertainment software developers and publishers will need to:

      - identify and license brand name properties from a wide variety of sources;

      - develop creative software both internally and using third-party interactive entertainment software developers with a proven track record of developing successful titles;

      - aggressively market and sell titles to retailers and through traditional and emerging distribution channels in both domestic and international markets;

      -  develop compelling titles for multiple hardware platforms; and

      - develop a network of relationships with hardware platform manufacturers, mass merchandisers and other industry participants.

OUR SOLUTION

We develop and publish interactive entertainment software for multiple hardware platforms. We believe our ability to license popular properties, develop content with internal and third-party developers and distribute titles through our broad distribution channels provides us with significant opportunities. The following are the key elements of our business solution:

Development and promotion of titles based on properties with existing brand recognition. Since the best selling titles are often based on popular properties and existing brands, we strive to secure license agreements with the owners of popular entertainment and media properties. We have agreements to utilize properties from AOL Time Warner's Cartoon Network and Time Inc.'s Sports Illustrated For Kids, Spyglass Entertainment Group, Franchise Films and other entertainment and media property owners. We believe that developing interactive entertainment software titles with brand name recognition and sustainable consumer appeal may allow us to promote titles over an extended period of time through the release of sequels and extensions and to re-release products at different price points. We work closely with the property owners to develop follow-on products based on both existing and new brands with the potential to become successful titles.

We focus on developing titles that target specific segments of the interactive entertainment industry. We identify popular properties that have the potential to become successful titles, evaluate the demographic segment that the titles are most likely to appeal to and begin the development process. In this manner, we are able to develop titles with brand name recognition that appeal to specific segments of the interactive entertainment software market. We are currently developing titles in the following categories:

      - cartoon titles targeting game players ages 10 and under, based on properties that appeal to this demographic segment. We have developed and are developing titles based on the popular television cartoons POWERPUFF GIRLS and DEXTER'S LABORATORY distributed by AOL Time Warner's Cartoon Network. We coordinate product release and promotion with the Cartoon Network and selected mass merchandisers to enhance consumer acceptance;

      - sports titles targeting game players age nine to 14, as well as the casual sports fan. We believe that existing sports games appeal more to the older core video game playing and sports audiences than the younger game player. With AOL Time Warner's Sports Illustrated for Kids, we are developing a line of sports-based titles that we believe will appeal to this audience; and

      - entertainment titles that target the mass market based on content originated by independent film production companies. We have entered into agreements with Spyglass Entertainment Group, producer of the upcoming Disney motion picture REIGN OF FIRE, and Franchise Films, producer of the recent Warner Bros. motion picture DRIVEN, to create games based on these films. We work with our film company content providers early in the development process to produce titles closely aligned with the film's plot and endeavor to coordinate product release concurrently with that of the film.

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Strategic management of product development. To maintain our position in the competitive interactive entertainment software industry, we devote significant resources to the internal development of products and to securing relationships with third party interactive entertainment software developers with proven track records of developing successful titles. Product design and development is a joint effort between our producers and our marketing and sales groups. Members of each group have unique expertise, which allows for the creation of ideas that combine the latest technologies, current and future trends, and consumer and retailer demands. We believe this enables us to better manage our internal and external production efforts thereby allowing for greater efficiency and improved predictability in the development process.

Broad distribution channels. Our sales and marketing efforts are designed to broaden product distribution and increase the penetration of our products in domestic and international markets. We further seek to leverage and expand our channels of distribution in order to reach a larger number of consumers in the retail, direct and on-line markets, both domestically and internationally. We sell our products to mass merchandisers such as Toys "R" Us, Target, Kmart, Wal-Mart and Best Buy, specialty chains such as Babbages, Etc. and Electronics Boutique and independent distributors.

Hardware platform flexibility. While we have the ability to develop products for all current hardware platforms, our development efforts focus on specific hardware platforms for specific demographics. For example, our initial titles targeted at the 14 and under audience have primarily focused on the Nintendo Game Boy Color hardware platform since this audience primarily uses that platform. In contrast, games under development for the mass market will be offered on a wider range of hardware platforms since we believe there will be a widespread demographic appeal for these products. In addition, we leverage our more popular titles across multiple hardware platforms that have sufficient installed bases and appropriate demographics for development to be successful. For example, follow-on products for POWERPUFF GIRLS, scheduled for release in 2002 and 2003, will be developed for Nintendo GameCube and Sony's PlayStation2, as well as for PCs. We believe this approach reduces both our reliance on any one hardware platform and the risks associated with product development.

Management experience. Our executive management team has substantial experience in the interactive entertainment software industry. Key members of our management team have been executives of other interactive entertainment software companies and in their current and past service have successfully identified and secured licenses for popular properties, established relationships with key third party product developers and successfully negotiated distribution arrangements with multiple retail channels. In addition, our team has developed strong working relationships with hardware platform manufacturers, which we believe provide substantial benefits in the product approval and development process. We believe that established relationships with retailers and a track record for publishing top-selling titles are important factors that affect our ability to gain access to highly competitive shelf space.

STRATEGY

Our objective is to enhance our position as a developer and publisher of interactive entertainment software. In pursuing our business strategy we intend to:

Focus on next-generation hardware platforms to increase market share. We continue to develop products for hardware platforms that have or we expect will have large installed bases. We assess the potential acceptance and success of emerging hardware platforms and the anticipated continued viability of existing hardware platforms based on many factors, including the number of competing titles, the tie ratio, the current and potential installed base, the rate of sales and the cost and timing of developing titles for that hardware platform. We work with hardware companies to coordinate the release of our new titles with the launch of the next generation hardware platforms for which those titles are designed. Over the next 12 to 24 months, we plan to release titles for Nintendo GameCube and Game Boy Advance, Sony's PlayStation2, Microsoft's Xbox, portable handheld devices and PCs.

Continue to develop relationships with owners of popular properties. We will continue to pursue licensing relationships with a wide variety of sources for well-known properties. We also plan to continue to work closely with licensors to engage in efficient marketing efforts that capitalize on promotional campaigns that

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precede the launch of our titles. We believe that we are an attractive partner for licensors as evidenced by our recent agreement with Time Inc.'s Sports Illustrated For Kids.

Expand international distribution. We believe we can further expand our presence in foreign markets. According to the European Leisure Software Publishers Association Ltd, or ELSPA, the European market for interactive entertainment software is slightly larger than the U.S. market. We recently opened our office in Bath, England to enhance our international presence. We plan to increase our penetration in international markets by licensing our titles to publishers in these markets, entering into distribution agreements and establishing direct distribution capabilities. To further grow in global markets, we may also develop titles that are customized for consumer preferences in these foreign markets.

Continue to build internal and external development capabilities. We intend to continue to devote significant resources to expanding existing relationships and securing new relationships with interactive entertainment software developers with proven track records of developing successful titles. We believe that our success as a publisher of well known titles will help us to continue to attract and retain dependable, creative and innovative developers to enhance product design creativity and reduce risks associated with dependence on a limited number of developers.

PRODUCTS

The following tables set forth our existing titles and those anticipated to be released in the next 12 months. We cannot assure you that any of the titles anticipated for release in the next 12 months will be released when scheduled, if ever.


                                                EXISTING TITLES

                     TITLE                           GENRE            HARDWARE PLATFORM       DATE OF RELEASE
                     -----                           -----            -----------------       ---------------
Beast Wars                                        Action                   Nintendo 64/          June 2000
                                                                           PlayStation


Contender 2                                       Action                   PlayStation           October 2000


Jimmy White's Cueball 2                           Sports                   PlayStation           October 2000


Bad Mojo Jojo (Powerpuff Girls)                   Adventure                Game Boy Color        November 2000


Paint the Townsville Green (Powerpuff Girls)      Adventure                Game Boy Color        November 2000


Sgt. Rock                                         Action                   Game Boy Color        November 2000


Dexter's Laboratory:  Robot Revenge               Adventure                Game Boy Color        December 2000


Yogi Bear                                         Adventure                Game Boy Color        December 2000


Battle Him (Powerpuff Girls)                      Adventure                Game Boy Color        February 2001


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BUSINESS


                                         ANTICIPATED TITLES

               TITLE                         GENRE          HARDWARE PLATFORM
               -----                         -----          -----------------
Dexter's Laboratory                          Adventure      Game Boy Advance/PlayStation/PC


Driven                                       Sports         PlayStation2/Game Boy
                                                            Advance/Xbox/Palm/Handspring


Ecks v. Sever                                Action         Game Boy Advance


Fire Pro Wrestling                           Sports         Game Boy Advance


Hot Potato                                   Puzzle         Game Boy Advance


Powerpuff Girls                              Adventure      Game Boy Advance/PlayStation/Nintendo
                                                            64/PC/Playstation2


Sports Illustrated For Kids: Baseball        Sports         Game Boy Advance/Nintendo GameCube


Sports Illustrated For Kids: Basketball      Sports         Game Boy Advance/Nintendo GameCube


Sports Illustrated For Kids: Football        Sports         Game Boy Advance/Nintendo GameCube
Riding Spirits                               Sports         PlayStation2


3D Pro Wrestling                             Sports         PlayStation2



STRATEGIC RELATIONSHIPS

We have entered into strategic relationships with entertainment and media companies that have developed well-known characters and brands and that are producing popular properties that are expected to form the basis of future products.

The Cartoon Network. Between March 2000 and October 2000, we entered into three non-exclusive license agreements that give us the right to develop and distribute interactive entertainment software based on Warner Bros.' POWERPUFF GIRLS, DEXTER'S LABORATORY and YOGI BEAR properties. The POWERPUFF GIRLS, DEXTER'S LABORATORY and YOGI BEAR television shows are aired on AOL Time Warner's Cartoon Network. Under these agreements, we are obligated to pay royalties based on a percentage of net sales of the titles and are obligated to advertise and promote the titles on the Cartoon Network.

We believe that the Cartoon Network has significant brand awareness among six to 11 year olds. According to the Cartoon Network, their programs are viewed in 69 million homes around the world. We participate in promotional programs with the Cartoon Network and certain retailers who advertise on the Cartoon Network in connection with the release of our products. For example, our POWERPUFF GIRLS series of titles were co-promoted with on-air advertisements sponsored in part by the Cartoon Network and in-store displays with Toys "R" Us, Target, Best Buy, Sears, Circuit City, Electronics Boutique and Babbages, Etc. We believe this promotional campaign has helped us sell over 740,000 units of our three POWERPUFF GIRLS Game Boy Color


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titles since their initial launch in the fourth calendar quarter of 2000. We are developing additional titles based on the POWERPUFF GIRLS and DEXTER'S
LABORATORY for existing and new hardware platforms.

Franchise Films. In April 2000, we entered into a strategic arrangement with Franchise Films, Inc. Our agreement gives us the exclusive, first look right to review screenplays acquired by the studio and develop titles based on films produced from those screenplays. Our agreement expires upon the later of three years or the theatrical release of the tenth film on which we base a product. Franchise Films has also agreed to provide us with free access to any publicity and advertising materials it prepares and granted us the right to use these materials to promote and advertise our products. Under the agreement, we agreed to pay Franchise Films royalties based on the net sales of the titles based on the films we select and issue 14,625 shares of our common stock following the theatrical release of each film for which we have developed a title, up to a maximum of 146,250 shares. Our title based upon the movie DRIVEN, which is the first property subject to the arrangement, is currently in production for Sony's PlayStation2, Microsoft's Xbox and Nintendo's Game Boy Advance. DRIVEN, directed by Renny Harlin, the director of films such as DIE HARD 2 and DEEP BLUE SEA, is based on the CART racing circuit and has a cast that includes Sylvester Stallone and Burt Reynolds. Warner Bros. released DRIVEN in April 2001 and we plan a Fall 2001 release for our related title.

Spyglass Entertainment Group. In October 2000, we entered into a strategic arrangement with Spyglass Entertainment Group, L.P., the studio that produced the film THE SIXTH SENSE. Our five-year agreement gives us an exclusive right of first refusal to develop titles based on films produced by the studio and to distribute them worldwide. In addition, Spyglass Entertainment Group has agreed to provide us with free access to any publicity and advertising materials it prepares and to use these materials to promote and advertise our titles. Under the agreement, we granted Spyglass Entertainment Group a warrant to purchase up to 100,000 shares of our common stock and agreed to pay the studio royalties based on the net sales of titles based on its films. We have commenced development on the first Spyglass Entertainment Group title, REIGN OF FIRE, for Sony's PlayStation2 and Microsoft's Xbox. REIGN OF Fire, scheduled for release by Disney in 2002, is being directed by Rob Bowman, producer of AIRBORNE and THE X-FILES, and will star Christian Bale, Matthew McConaughey and Izabella Scorupco.

Sports Illustrated For Kids. In May 2000, we signed a strategic arrangement with Time, Inc. for the development of titles utilizing the Sports Illustrated For Kids brand name. Our four-year, non-exclusive license gives us the right to publish titles based on popular sports that are appropriate for children ages seven to 17 and to distribute those titles in North America, Japan and the European Union. Our agreement gives us the right to access a portion of their subscriber base for market research purposes. Under the agreement, we are obligated to pay a royalty based on the gross wholesale price of the titles and advertise and promote the titles in the magazine.

We believe that Sports Illustrated For Kids has significant brand awareness, especially for boys ages 10 to 14. According to Phillips Business Information, Sports Illustrated For Kids has a subscription base of 950,000 readers and a circulation of over one million. We are currently developing the first three titles under this collaboration for Nintendo's Game Boy Advance. The targeted sports are football, basketball and baseball, and we plan to release these titles between Fall 2001 and Spring 2002.

SOFTWARE PRODUCT DESIGN AND DEVELOPMENT

We believe our success will depend in large part on our ability to design and develop innovative interactive entertainment software based on popular content, design and develop sequels to our more popular products and offer previously released products on additional hardware platforms. We design and develop some of our titles internally, while others are developed by third parties with whom we have established relationships. In deciding whether to use our internal development staff or an external software developer, we identify particular developers whose area of expertise matches the specific concept or property that we would like to develop. We believe that our use of internal and external developers promotes the creative and entrepreneurial environment necessary to develop innovative and successful titles in a cost-effective and timely manner.


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BUSINESS

PRODUCT DESIGN

Our in-house development staff includes producers who are responsible for monitoring the progress of our internal design teams and external third party software developers. Our producers evaluate the work of internal and third party developers through design review, progress evaluation, milestone review and quality checks. Each milestone submission is reviewed by our in-house development staff to ensure compliance with the product's design specifications.

INTERNAL PRODUCT DEVELOPMENT

Our internal product development studio located in London, England, presently consists of 19 employees. When we decide to develop a title in-house, we establish a production team, development schedule and budget. Our internal development process includes initial design and concept layout, computer graphic design, two-dimensional and three-dimensional artwork, programming, prototype testing, sound engineering and quality control. We utilize a variety of advanced hardware and software development tools, including animation, sound compression utilities, clay modeling and video compression to successfully complete the production and development of our interactive entertainment titles. Our internal development staff is organized into teams which are typically led by a producer and also consist of game designers, software programmers, artists and sound technicians. We believe that this team approach promotes the creative and cooperative environment necessary to develop innovative and successful titles.

Our international development efforts are conducted through our office located in England. In addition to designing software titles, the software designers in this office manage the efforts of local third-party developers in Europe. Although to date our international product development efforts have primarily consisted of the localization of existing products, we are currently designing and developing original products at our international office.

The development process for an original, internally-developed product for a next generation hardware platform, such as Sony's PlayStation2, Nintendo GameCube or Microsoft's Xbox, typically takes 12 to 24 months. This process is shorter for existing products currently used on 32-bit and 64-bit hardware platforms. It takes approximately six to 12 months to develop an existing title as a product for a different hardware platform.

EXTERNAL PRODUCT DEVELOPMENT

When we elect to develop a concept or property externally, we contract with a third party software developer to develop products under our supervision. In addition, we may utilize third party developers to develop an existing title for a different hardware platform. Our agreements with software developers are typically entered into on a title-by-title basis and provide for the payment of the greater of a fixed amount or royalties based on actual sales. We generally pay third party developers installments of the fixed advance based on the achievement of specific development milestones. Royalties in excess of the fixed advance are generally based on a fixed amount per unit sold. We generally obtain ownership of the software code and related documentation from our independent developers. Upon completion of development, each title is play-tested by us and sent to the manufacturer for its testing, review and approval. Related artwork, user instructions, warranty information, brochures and packaging designs are also developed by third parties under our supervision.

MARKETING, SALES AND DISTRIBUTION

Our marketing, sales and distribution efforts are designed to broaden product distribution and increase the penetration of our products in domestic and international markets. We rely in part on the name recognition of the motion picture, sports and television cartoon properties on which our products are based to attract consumers and obtain shelf space from mass merchandisers. We supplement our domestic direct distribution efforts with third party distributors, and in the last year, we have increased our marketing, sales and distribution efforts in international markets through licensing and third party distribution strategies.

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BUSINESS

DOMESTIC ACTIVITIES

Our domestic sales and marketing activities are directed by our Vice President of Sales and Marketing, who maintains contact with major retail accounts, manages the activities of our marketing department and oversees our independent regional sales representatives.

Our marketing department develops and implements marketing programs and campaigns for each of our titles. In preparation for a product launch, our marketing activities may include print and cooperative retail advertising campaigns, game reviews in consumer and trade publications, pre-release giveaways, and retail in-store promotions including demonstrations, videos, over-size displays and posters. We have selectively included in our marketing efforts radio, television and Internet advertising campaigns. We also budget a portion of each of our product's sales and marketing budget for cooperative advertising and market development with retailers. Every title is launched with a multi-tiered marketing campaign that is developed on an individual basis to promote product awareness and customer pre-orders.

We sell our products primarily to mass merchandisers and, to a lesser extent, to third party distributors. Our principal customers include Toys "R" Us, Target, Best Buy, Wal-Mart, Kmart, Babbages, Etc. and Electronics Boutique. Revenues from our four largest customers collectively accounted for approximately 63% of our net revenues for the nine months ended March 31, 2001 as compared to 75% from our three largest customers for the period from inception through June 30, 2000. Our largest customers for the nine months ended March 31, 2001 were Toys "R" Us which accounted for 20% of our net revenues, Wal-Mart which accounted for 16% of our net revenues, Target which accounted for 15% of our net revenues, and Kmart, which accounted for 12% of our net revenues. For the period from inception through June 30, 2000, Blockbuster accounted for 49% of our net revenues, Wal-Mart accounted for 16% of our net revenues, and KB Toys accounted for 10% of our net revenues. We do not have any written agreements or other understandings with any of our customers that relate to future purchases, so our customers could reduce or terminate their purchases from us at any time.

We sell our products to retailers and distributors through 59 independent regional sales representatives who operate on a commission basis. The sales staff is largely responsible for generating retail demand for our products by presenting new products to our customers in advance of the products' scheduled release dates by providing technical advice with respect to the products and by working closely with retailers and distributors to sell the products. We typically ship our products within a short period of time after acceptance of purchase orders from distributors and other customers. Accordingly, we do not have a material backlog of unfilled orders and net sales in any quarter are substantially dependent on orders booked in that quarter.

We seek to extend the life cycle and financial return of many of our products by marketing those products differently throughout the product's life. Although the product life cycle for each title varies based on a number of factors, including the quality of the title, the number and quality of competing titles, and in certain instances seasonality, we typically consider a title as back catalog six months after its initial release. We utilize marketing programs appropriate for the particular title, which generally includes progressive price reductions over time to increase the product's longevity in the retail channel as we shift advertising support to newer releases.

We provide terms of sale comparable to competitors in our industry. In addition, we provide technical support for our products through our customer support department. To date we have not experienced any material warranty claims.

We utilize an electronic data interchange with most of our major domestic customers to efficiently receive, process and ship customer product orders and to accurately track and forecast sell-through of our products to consumers in order to determine whether to order additional products from manufacturers.

INTERNATIONAL ACTIVITIES

Our international sales and marketing activities are conducted from our office located in England. Our international marketing activities are planned to include television advertising and publicity campaigns in interactive entertainment publications, magazines and newspapers. We anticipate that our first international


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BUSINESS

titles will be introduced in June 2001 and we intend to continue to increase our international sales by localizing our products for the various international markets and releasing localized versions of many of our products simultaneously with the commercial release of the corresponding titles in North America.

MANUFACTURING

Nintendo and Sony are the sole manufacturers of the software products sold for use on their respective hardware platforms. We begin the manufacturing process by placing a purchase order for the manufacture of our products with Nintendo or Sony and opening either a letter of credit in favor of the manufacturer or utilizing our line of credit with the manufacturer. We then send software code and a prototype of the product to the manufacturer, together with related artwork, user instructions, warranty information, brochures and packaging designs for approval, defect testing and manufacture.

Microsoft appoints approved third party manufacturers to manufacture software for its hardware platform. Microsoft also offers us the opportunity to enter into one or more kit licenses, pursuant to which Microsoft would license software development tools and hardware to assist us in the development of titles prior to sending such titles to authorized third party manufacturers for replication.

COMPETITION

The interactive entertainment software industry is intensely competitive and is characterized by the frequent introduction of new hardware platforms and titles. Our competitors vary in size from small companies to large corporations, including the manufacturers of the hardware platforms. We must obtain a license from and compete with the hardware platform manufacturers in order to develop and sell titles for their respective hardware platforms, with each such manufacturer being the largest publisher and seller of software products for its own hardware platforms. As a result of their commanding positions in the interactive entertainment industry as the manufacturers of hardware platforms and publishers of titles for their own hardware platforms, these manufacturers generally have better bargaining positions with respect to retail pricing, shelf space and purchases than do any of their licensees.

In addition to the hardware platform manufacturers, we compete with other interactive entertainment software companies. Many of these competitors are large corporations that have significantly greater financial, marketing, personnel and product development resources than us. Due to these greater resources, certain of these competitors are able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors of desirable motion picture, television, sports and character properties and pay more to third party software developers than we can. We believe that we are able to successfully compete with regard to the principal factors of the interactive entertainment software industry, including price, content, product features, brand name recognition, access to distribution channels, quality, ease of use, marketing support and quality of customer support, although any significant increase in the development, marketing and sales efforts of our competitors could harm our business.

INTELLECTUAL PROPERTY

Our business relies on the hardware platform manufacturers and our non-exclusive licenses with them to publish titles and manufacture our products for their hardware platforms. Our existing hardware platform licenses for Nintendo's Game Boy Color and Game Boy Advance, Nintendo 64, Sony's PlayStation and PlayStation2, Sega's Dreamcast and Microsoft's Xbox and our pending license for Nintendo GameCube grant us the right to develop, publish and distribute titles for use on the respective hardware platforms. Each of these hardware platform licenses requires that our titles be manufactured solely by the respective manufacturer.

The amounts charged by the manufacturers include a manufacturing, printing and packaging fee as well as a royalty for the use of the manufacturer's name, proprietary information and technology. All of these fees are subject to adjustment by the manufacturers at their discretion. Nintendo charges us a fixed amount for each cartridge that includes the royalty. This amount varies based, in part, on the memory capacity of the cartridges. Sony charges us a royalty for every disk manufactured. The manufacturers have the right to review, evaluate and approve a prototype of each title and the title's packaging and marketing materials.


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Each hardware platform license may be terminated by the manufacturer if a breach or default by us is not cured after we receive written notice from the manufacturer, or if we become insolvent. Upon termination of a hardware platform license for any reason other than our breach or default, the manufacturer has the right to purchase from us, at the price paid by us, any product inventory manufactured by such manufacturer that remains unsold for a specified period after termination. We must destroy any such inventory not purchased by the manufacturer. Upon termination as a result of our breach or default, we must destroy any remaining inventory, subject to the right of any of our institutional lenders to sell such inventory for a specified period.

We hold copyrights on our products, product literature and advertising and other materials. We rely on common law trademark rights to our name and our logo. We do not currently hold any patents. We outsource some of our product development to third party developers, contractually retaining all intellectual property rights related to such projects. No third party developer has challenged our ownership interest in the intellectual property rights to projects we have outsourced, but it is always possible that a third party developer could issue such a challenge and prevail. We also license products developed by third parties and pay royalties on such products.

We regard our products as proprietary and rely primarily on a combination of copyright, trademark and trade secret laws, confidentiality and nondisclosure agreements and other methods to protect our proprietary rights. We require our employees, consultants and other outside individuals and entities to execute confidentiality and nondisclosure agreements upon the start of employment, consulting or other contractual relationships with us. These agreements provide that all confidential information developed or made known to the individual or entity during the course of the relationship is to be kept confidential and not disclosed to third parties except in specific circumstances. However, our ability to police these individuals and entities and enforce these agreements is costly and uncertain. While we provide standardized license agreements or limitations on use with our products, the enforceability of these agreements or limitations is also costly and uncertain. We are aware that unauthorized copying occurs within our industry and if a significant amount of unauthorized copying of our interactive entertainment software products were to occur, our business would be harmed. While we do not copy protect our products, we do not provide source code to third parties unless they have signed nondisclosure agreements with us.

We rely on existing copyright laws to prevent unauthorized distribution of our products. However, existing copyright laws afford only limited protection. Policing unauthorized use of our products is difficult and software piracy can be a persistent problem, especially in certain international markets. In addition, the laws of some countries in which our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States, or these laws are weakly enforced. Legal protection of our rights may be ineffective in these countries, and as we leverage our products using emerging technologies, such as the Internet and on-line services, our ability to protect our intellectual property rights, and to avoid infringing the intellectual property rights of others, becomes more difficult. In addition, intellectual property laws are less clear with respect to such emerging technologies. Accordingly, existing intellectual property laws may not provide adequate protection to our products that are developed in connection with emerging technologies.

As the number of titles in the interactive entertainment software industry increases and the features and content of these titles further overlap, interactive entertainment software developers may increasingly become subject to infringement claims. Although we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, we cannot assure you that claims of infringement will not be made. Any such claims, with or without merit, can be time consuming and expensive to defend and we cannot assure you that infringement claims against us will not result in costly litigation or require us to license the intellectual property rights of third parties, either of which could harm us.

LEGAL PROCEEDINGS

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this prospectus, we are not a party to any legal proceedings.

BUSINESS

EMPLOYEES

As of March 31, 2001, we had 35 full time employees, including 24 in product development, six in sales and marketing and five in finance, general and administrative. We also retain independent contractors to provide various services, primarily in connection with our product development and sales activities. We are not subject to any collective bargaining agreements and we believe that our relationship with our employees is good.

FACILITIES

Our headquarters are located in San Jose, California, where we lease approximately 2,100 square feet of office space. We plan to lease additional space in the same building within the next six months. This lease expires in December 2003. We currently lease approximately 1,000 square feet in London, England for our development studio. This lease expires in 2002. We believe that our facilities are adequate for our current needs and suitable additional or substitute space will be available in the future to replace our existing facilities, if necessary, or accommodate expansion of our operations.

MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Set forth below is information concerning our current and proposed directors, executive officers and other key employees.

NAME                                                       AGE      POSITION
----                                                       ---      --------
Robert W. Holmes, Jr.....................................    47     Chairman of the Board of Directors
Anthony R. Williams......................................    42     Vice Chairman of the Board of Directors
Raymond C. Musci ........................................    40     Chief Executive Officer, President and Director
Stephen M. Ambler........................................    41     Chief Financial Officer and Vice President of Finance
Joseph P. Morici.........................................    45     Vice President of Sales and Marketing
Aaron H. Endo............................................    35     Director of Business Development
George M. Sundheim, III..................................    48     Secretary and Director
Mark Dyne................................................    41     Director
David E. Tobin (1)(2)....................................    29     Director
Anthony G. Williams (1)(2)...............................    43     Director
Steven J. Massarsky (1)..................................    53     Director
Robert T. Slezak (2).....................................    43     Director

---------------

(1)  Member of our compensation committee.
(2)  Member of our audit committee.

Robert W. Holmes, Jr. has served as our Chairman since May 2001 and as a member of our board of directors since October 1999. From March 1998 to the present, Mr. Holmes has pursued independent investment and consulting opportunities. In April 1987, Mr. Holmes co-founded Acclaim Entertainment, where he was a General Manager, Senior Vice President, and Director. He became Chief Operating Officer of Acclaim in March 1989 and President in January 1990. He served as President until October 1996, and as a Director until February 1997, after which time he remained as Special Consultant to the Chairman until August 1999. Mr. Holmes earned a B.A. in Romance Languages from Wesleyan University and his M.B.A. from Western Michigan University.

Anthony R. Williams has served as our Vice Chairman since May 2001 and as our Co-Chairman of the board of directors from July 2000 to April 2001. Mr. Williams served as our Chief Executive Officer from July 2000 to May 2001 and as our Chief Financial Officer from July 2000 to March 2001. From February 1998 to July 2000, Mr. Williams served as the Co-Chairman and Chief Operating Officer of Take-Two Interactive Software, Inc. (NASDAQ:TTWO), a developer, publisher and distributor of interactive entertainment software. From April 1988 to February 1998, Mr. Williams was employed in various executive positions at Acclaim Entertainment, Inc. (NASDAQ:AKLM), a developer, publisher and distributor of interactive entertainment software. Mr. Williams currently serves as a director of the Near East Foundation, a private, nonprofit development agency dedicated to assisting people in the Middle East and Africa. Mr. Williams earned a B.A. in Economics from Cambridge University. In 2000, Mr. Williams and the staff of the Securities and Exchange Commission, or SEC, agreed to settle a proposed administrative proceeding relating to a press release issued by Acclaim in October 1995. Under the settlement, Acclaim and Mr. Williams, without admitting or denying the findings and conclusions of the SEC, have agreed to cease and desist from future violations of Sections 10(b) and 13(b) of the Securities and Exchange Act of 1934.

Raymond C. Musci is our founder and has served as our Chief Executive Officer since May 2001, as our Chief Operating Officer and Co-Chairman of the Board from July 2000 to April 2001 and as our President and a member of our board of directors since October 1999. From October 1999 to July 2000, Mr. Musci served as our Chief Financial Officer and Secretary. From May 1996 through July 1999, Mr. Musci was President, Chief Executive Officer and a member of the board of directors of the US division of Infogrames Entertainment, S.A., a developer, publisher and distributor of interactive entertainment software. From September 1994 to July 1996, Mr. Musci served as a director of Ocean International, Ltd., the holding company of Ocean of America. From 1990 until its merger with Infogrames Entertainment (Paris Bourse:5257), in May 1996, Mr. Musci was co-founder, President, and Chief Operating Officer of Ocean of America, a private developer, publisher and distributor of interactive entertainment software. From October 1996 to the present, Mr. Musci is a member of the board of directors of Brilliant Digital Entertainment, Inc., a developer, publisher and distributor of interactive entertainment software (AMEX: BDE), where he is a member of the audit and compensation committees. Mr. Musci earned a B.A. in Criminal Justice from Western New Mexico University.

Stephen M. Ambler has served as our Chief Financial Officer and Vice President of Finance since April 2001. From April 1994 to March 2001, Mr. Ambler served in various executive capacities, including Chief Financial Officer, Secretary and Senior Vice President Finance, at Insignia Solutions PLC (NASDAQ:INSG), a software developer. Mr. Ambler received his diploma in Accounting Studies, with distinction, from Oxford Polytechnic, and he is a member of the Institute of Chartered Accountants in England and Wales.

Joseph P. Morici has served as our Vice President of Sales and Marketing since March 2000. From November 1998 through March 2000, Mr. Morici was the Executive Vice President of Metro3D, Inc., developer, publisher and distributor of interactive entertainment software. From November 1996 through November 1998, Mr. Morici was Vice President of Fujitsu Interactive, a producer of interactive CD-ROMs for children. From January 1995 through November 1996, Mr. Morici served as a consultant to Simply Interactive, Inc., Titus Interactive, S.A. and Gametek Inc. Mr. Morici earned a B.S. in Economics from Santa Clara University.

Aaron H. Endo has served as our Director of Business Development since November 1999. From December 1997 through November 1999, Mr. Endo was the Business Development Manager at Warner Bros. Interactive Entertainment, a division of AOL Time Warner (NYSE:AOL). From March 1997 through December 1997, Mr. Endo was an independent consultant. From July 1996 through March 1997, Mr. Endo was a senior financial analyst at Macromedia, Inc. (NASDAQ: MACR). Mr. Endo earned a B.S. in Mechanical Engineering from Northwestern University and an M.B.A. from the University of North Carolina.

George M. Sundheim III has served as our Secretary since July 2000 and as a member of our board of directors since October 1999. From April 1986 to the present, Mr. Sundheim has been a partner of the law firm of Doty Sundheim & Gilmore, a professional corporation. Mr. Sundheim earned a B.A. in Economics from Stanford University and a J.D. from Northwestern University.

Mark Dyne has served on our board of directors since July 2000. From June 1995 to October 1996, Mr. Dyne served as Co-Chief Executive Officer of Sega Enterprises, a theme park developer. From October 1996 to the present, Mr. Dyne has served as Chairman of the Board and Chief Executive Officer at Brilliant Digital Entertainment, Inc. From September 1997 to the present, Mr. Dyne has also served as the Chairman of the Board of Tag-It Pacific, Inc. (ASE:TAG), a specialty printing and packaging company for the garment, accessories and related market areas. Additionally, from October 1998 though January 2000, Mr. Dyne was Chairman and Chief Executive Officer of Virgin Interactive Entertainment Ltd., a distributor of software programs and video games that is based in London, England. Mr. Dyne is a founder and a director of Ozisoft Pty Ltd., a leading distributor of entertainment software in Australia and New Zealand. Mr. Dyne attended the University of California, Los Angeles.

David E. Tobin has served on our board of directors since December 2000. From April 1996 to the present, Mr. Tobin has served as a Vice President at PAR Capital Management, Inc., an investment management firm in Boston, MA. Mr. Tobin earned a B.A. in Finance from Saint Anselm College.

Anthony G. Williams has served on our board of directors since April 2001. From July 2000 to the present, Dr. Williams has been pursuing independent investment opportunities and non-commercial activities. From November 1994 to July 2000, Dr. Williams served in various Director positions as a partner at Goldman Sachs & Co., London, including Global Co-Head Swaps 2000, Global Head of FICC Risk, and Global Head of Fixed Income Arbitrage. Dr. Williams earned a B.A., M.A., and Ph.D. in Physics from Cambridge University.

Steven J. Massarsky has served on our board of directors since May 2001. From February 1999 to the present, Mr. Massarsky has served as the Chief Executive Officer of The Business Incubation Group, a business incubator. From May 1997 to January 1999, Mr. Massarsky pursued independent investment opportunities and personal interests. From May 1996 to April 1997, Mr. Massarsky was the President of Acclaim Comics, Inc., a comic book publishing company. Mr. Massarsky earned a B.A. in political science from Brown University and a J.D. from Rutgers University.

Robert T. Slezak has served on our board of directors since June 2001. From November 1999 to the present, Mr. Slezak has worked as an independent management consultant. From October 1989 through November 1999, Mr. Slezak served as the Chief Financial Officer of Ameritrade Holding Corporation, an online brokerage firm (NASDAQ: AMTD) and is currently a member of their board of directors. Mr. Slezak earned a B.S. in business administration from the University of Nebraska at Omaha and an M.B.A. from Creighton University.

Our board of directors currently consists of nine members. Our board of directors is divided into three classes, each serving staggered three-year terms. Robert W. Holmes, Jr., Anthony R. Williams and Raymond C. Musci have been designated Class I Directors whose terms expire at the 2001 annual meeting of stockholders. George M. Sundheim, III, David E. Tobin and Mark Dyne have been designated Class II Directors, whose terms expire at the 2002 annual meeting of the stockholders. Anthony G. Williams, Steven Massarsky and Robert T. Slezak have been designated Class III Directors, whose terms expire at the 2003 annual meeting of stockholders. This classification of our board of directors may delay or prevent a change in control of our company or our management.

Subject to existing employment agreements, our board of directors appoints our executive officers on an annual basis to serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or officers.

BOARD COMMITTEES

- AUDIT COMMITTEE -- In April 2001, our board of directors established an audit committee composed of three independent directors, who are currently David E. Tobin, Robert T. Slezak and Anthony G. Williams. The audit committee will generally meet with and consider suggestions from members of management and our internal accounting personnel, as well as our independent accountants, concerning our financial operations.

The audit committee will also have the responsibility to:

      - review the audit committee charter at least annually and recommend any changes to our board of directors;

      - review our annual financial statements and any other relevant reports or other financial information;

      - review the regular internal financial reports prepared by management and any internal auditing department;

      - recommend to the board of directors the selection of the independent accountants and approve the fees and other compensation to be paid to the independent accountants;

      - review and discuss with the accountants all significant relationships the accountants have with us to determine the accountants' independence;

      - review the performance of the independent accountants and approve any proposed discharge of the independent accountants when circumstances warrant;

      - review separately with the independent accountants, the internal auditing department, if any, and management, following completion of the annual audit, any significant difficulties encountered during the course of the audit; and

      -   review the independence of each member of the committee.

- COMPENSATION COMMITTEE -- In April 2001, our board of directors established a compensation committee composed of three directors, who are currently Steven J. Massarsky, Anthony G. Williams and David E. Tobin. The compensation committee is responsible for the design, review, recommendation and approval of compensation arrangements for our directors, executive officers and key employees, and for the administration of our 2000 Stock Incentive Plan, including the approval of grants under such plan to our employees, consultants and directors.

Our board of directors may establish other committees to facilitate the management of our business.

DIRECTOR COMPENSATION

We provide annual compensation of $10,000 to each of our non-employee directors for serving on our board of directors and for attendance of meetings of the board of directors and the committees of the board of directors. Non-employee directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors and committees of the board of directors. Employee directors are eligible to receive option grants and direct stock issuances under our 2000 Stock Incentive Plan. Non-employee directors will each receive, from time to time, grants of options to purchase a number of shares of our common stock determined by our compensation committee. Those shares will vest upon the optionee's completion of four years of board service measured from the grant date. See "2000 Stock Incentive Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

We did not have a compensation committee or other board committee performing equivalent functions until April 2001. All members of our board of directors, some of whom were executive officers, participated in deliberations concerning executive officer compensation. No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company other than Mr. Musci who serves on the board of directors and compensation committee of Brilliant Digital Entertainment, Inc., a company of which Mr. Dyne is the Chairman of the Board.

EXECUTIVE COMPENSATION

SUMMARY OF CASH AND OTHER COMPENSATION FOR FISCAL YEAR ENDED JUNE 30, 2000

The following summary compensation table indicates the cash and non-cash compensation earned during the fiscal year ended June 30, 2000 by our Chief Executive Officer. No other executive officers received compensation that exceeded $100,000 in the fiscal year ended June 30, 2000.

EXECUTIVE COMPENSATION TABLE (FISCAL YEAR ENDED JUNE 30, 2000)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          LONG-TERM
                                                                                                         COMPENSATION
                                                                                                          SECURITIES
                                                                BASE                  OTHER ANNUAL        UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION                        YEAR        SALARY       BONUS     COMPENSATION       OPTIONS/SAR    COMPENSATION
---------------------------                        ----       --------     ------     ------------      -------------   ------------
Raymond C. Musci.............................      2000       $168,750       --            --               --               --
    Chief Executive Officer,
    President and Director (1)


------------------------

(1) Mr. Musci previously served as our Chief Operating Officer, Chief Financial Officer and Secretary.

We did not grant any stock options or stock appreciation rights to Mr. Musci during the fiscal year ended June 30, 2000. Mr. Musci did not hold any unexercised options at June 30, 2000 and he did not exercise any options in the fiscal year ended June 30, 2000.

2000 STOCK INCENTIVE PLAN

Our 2000 Stock Incentive Plan provides for the grant of qualified incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code, nonqualified stock options and restricted stock awards. Our board of directors adopted our 2000 Stock Incentive Plan in July 2000 and our stockholders approved it in July 2000. We have reserved a total of 325,000 shares of our common stock for issuance under our 2000 Stock Incentive Plan, which is subject to anti-dilution provisions for stock splits, reverse stock splits, stock dividends, combinations, reclassifications and similar events.

Our 2000 Stock Incentive Plan may be administered by our board of directors or a committee or subcommittee of a committee designated by our board of directors. The administrator of our 2000 Stock Incentive Plan has the power to select participants among eligible people and to determine the terms of options or awards. Under current law, incentive stock options may only be granted to a person who is an employee or officer of ours or of any future subsidiary of ours.

The exercise price of an award under the 2000 Stock Incentive Plan is payable in full in cash, by promissory note with recourse approved by the administrator of the plan, by surrender of shares of common stock owned equal to the aggregate exercise price, withholding whole shares of common stock then issuable upon the exercise of an option or any combination of the foregoing.

In the event of a change of control, all stock option and restricted stock awards will terminate unless the award is assumed by our successor corporation and there will be no acceleration of vesting or exercisability of an award unless an individual's award agreement provides otherwise. A change of control is defined in our 2000 Stock Incentive Plan as (i) a merger or consolidation where we are not the successor entity; (ii) the sale or disposition of substantially all of our assets; (iii) a reverse merger where we are the surviving entity but the holders of our common stock prior to the merger do not possess more than 50% of the total control voting power of the surviving entity's outstanding securities after the merger; or (iv) if any person obtains beneficial ownership of 50% or more of the combined voting power of our outstanding securities.

Incentive stock options and restricted stock awards generally may not be transferred, although non-qualified stock options may be transferred pursuant to California Code of Regulations Section 260.140.41 or by will or intestacy. Our board of directors may from time to time amend, suspend or terminate our 2000 Stock Incentive Plan unless stockholder approval is required.

As of March 31, 2001, no shares of restricted stock had been issued and options to purchase 83,000 shares of our common stock were outstanding under our 2000 Stock Incentive Plan at an exercise price between $2.17 and $5.00 per share.

401(K) RETIREMENT PLAN

We have in place a contributory retirement plan, or 401(k) plan, for employees age 21 and older. Our 401(k) plan is designed to be tax deferred in accordance with the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended. Under our 401(k) Plan, employees may elect to enroll as of the first day of the month coinciding with or following the date on which the employee meets the eligibility requirements. Our 401(k) plan provides that each participant may contribute up to the maximum amount per year allowed by federal law, which was $10,500 in 2000, and we may contribute to the participant's plan account at the end of each plan year a percentage of salary contributed by the participant. We may make such matching contributions in our sole discretion.

Subject to the rules for maintaining the tax status of our 401(k) plan, we may make an additional contribution in our sole discretion that vests upon the employees' number of years of service, and this contribution is divided among eligible employees on a pro-rata share based on the amount of total compensation each eligible employee receives in comparison to all eligible employees. Total contributions to our 401(k) plan for the period from October 7, 1999 (inception) through June 30, 2000 were $6,500 and $28,000 for the nine months ended March 31, 2001.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

We have included in our certificate of incorporation a provision that, to the extent permitted by Delaware General Corporation Law, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as directors, except for liability:

- for any breach of the director's duty of loyalty to us or our stockholders;

- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- under Section 174 of the General Corporation Law of the State of Delaware, which relates to unlawful dividends; or

- for any transaction from which the director derived an improper personal benefit.

Our bylaws provide for the indemnification of our directors to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws further provide that our board of directors has sole discretion to indemnify our officers and other employees. We may limit the extent of such indemnification by individual contracts with our directors and executive officers, but have not done so. We are not, however, required to indemnify any director or executive officer in connection with any proceeding initiated by us and approved by a majority of our board of directors, that alleges (a) unlawful misappropriation of corporate assets, (b) disclosure of confidential information or (c) any other willful breach of such director or executive officer's duty to us or our stockholders. We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or executive officer in connection with that proceeding on receipt of an undertaking by, or on behalf of, that director or executive officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under our bylaws or otherwise.

We have entered into agreements with our directors and executive officers containing provisions specifying that the Company will indemnify and defend these directors and officers against any liability incurred in performance of services in their capacity as directors and officers to the fullest extent authorized by our certificate of incorporation, bylaws and applicable law.

EMPLOYMENT AGREEMENTS

In October 1999 we entered into a two year employment agreement with Raymond C. Musci, our Chief Executive Officer and President. In July 2000 we entered into a two year employment agreement with Anthony R. Williams, our Vice Chairman, which was subsequently amended to reflect his change in title.

Messrs. Musci and Williams are each entitled to an annual base salary of $225,000 and are both eligible for any bonus program or plan established for our employees. The employment agreements entitle the employees to receive stock options or other equity rights to be determined in the sole discretion of our Compensation Committee and to receive certain insurance and other employee plans and benefits established for our employees.

If the employment agreement of either Messrs. Musci or Williams is terminated for any reason, except for disability or cause, or if either of Messrs. Musci or Williams resign for good cause, he shall receive severance in an amount equal to 24 months of his then-current base salary, with 50% payable within 60 days of the termination date and 50% payable as salary continuing for 12 months following the termination date. In addition, they will receive 12 months of insurance coverage following the termination date.

RELATED PARTY TRANSACTIONS

In October 1999, Raymond C. Musci, our Chief Executive Officer and President, purchased 123,609 shares of our common stock for $634.

In October 1999, each of Robert W. Holmes, Jr., our Chairman of the Board, and D&S Partners, whose general partner, Mr. George Sundheim, III is our Secretary and a director, purchased 9,750 shares of our common stock for $0.51 per share, or an aggregate purchase price of $5,000.

In each of November 1999 and January 2000, we issued Mr. Musci a convertible promissory note each in the principal amount of $500,000, and in May 2000 we issued him an additional convertible promissory note in the principal amount of $47,000. Each note bore interest at 7% per annum with principal and accrued interest due on demand after one year from the date of issuance. Each note was automatically convertible into shares of our Series A Preferred Stock upon the initial closing of our Series A Preferred Stock financing. In May 2000, the notes were converted and Mr. Musci was issued 482,625 shares of our Series A Preferred Stock at the price of $2.17 per share.

In February 2000, we entered into an agreement with Transcap Trade Finance to have Transcap finance the purchase of materials required to produce our products. As a condition of this agreement, Mr. Musci entered into a separate agreement with Transcap to guarantee our obligations under the agreement.

In May 2000, we sold and issued 976,220 shares of our Series A Preferred Stock at a price of $2.17 per share. Each share of our Series A Preferred Stock is convertible into one share of our common stock. In addition, at this time, we sold shares of our common stock at a price of $0.51 per share to certain purchasers of our Series A Preferred Stock. In addition to Mr. Musci, who converted promissory notes into 482,625 shares of Series A Preferred Stock, purchasers included the following officers, directors and entities affiliated with them:

                             SHARES OF SERIES A PREFERRED      SHARES OF COMMON STOCK
PURCHASER                         STOCK PURCHASED                     PURCHASED
---------                    ----------------------------      ----------------------
Anthony R. Williams(1)                351,000                          89,897
Robert W. Holmes, Jr.                  87,750                          22,474
Mark Dyne                              10,969                           3,656
FIMAS, L.P.                            10,969                           3,656

(1) Mr. Williams' shares of Series A Preferred Stock are currently held in an irrevocable trust administered by Breams Trust Limited. Although Breams Trust Limited has the power to dispose of trust property, Mr. Williams has the right to appoint new or additional trustees and to require any trustee to resign.

Mr. Williams is our Vice Chairman, Mr. Dyne is a director and Mr. Sundheim is a general partner of FIMAS, L.P.

In October 2000, we issued to Spyglass Entertainment Group, L.P. a warrant with a six year term to purchase 100,000 shares of our common stock at an exercise price of $5.00 per share in connection with our strategic arrangement with Spyglass.

In November 2000, we entered into an agreement with Comerica Bank-California to have Comerica provide a revolving note for an amount of up to $1 million. As consideration for providing the note, Comerica was given a security interest in a money market account in the name of Anthony R. Williams maintained at the bank. In addition, as a condition of this agreement, Mr. Musci entered into a separate agreement with Comerica to guarantee our obligations under the agreement. Both guarantees lapsed in December 2000, when the revolving note became secured by restricted cash held in a money market account with the same bank.

RELATED PARTY TRANSACTIONS

In December 2000, we sold shares of our Series B Preferred Stock at a price of $17.65 per share. Each share of our Series B Preferred Stock is convertible into one share of our common stock. Purchasers included the following officers, directors and 5% stockholders:

PURCHASER                                            SHARES OF SERIES B PREFERRED STOCK PURCHASED
---------                                            --------------------------------------------
PAR Investment Partners, L.P.                                          198,301
Raymond C. Musci                                                        28,329
Anthony R. Williams(1)                                                  28,329
Merchant Bankers, Inc.(2)                                               28,329
Robert W. Holmes, Jr.                                                   11,332

-------------
(1) Mr. Williams' shares of Series B Preferred Stock are currently held in an irrevocable trust administered by Breams Trust Limited. Although Breams Trust Limited has the power to dispose of trust property, Mr. Williams has the right to appoint new or additional trustees and to require any trustee to resign.

(2) Merchant Bankers, Inc. is the general partner of Morgan Keegan Early Stage Fund, L.P., which purchased 22,092 shares of Series B Preferred Stock, and Morgan Keegan Employee Investment Fund, L.P., which purchased 6,237 shares of Series B Preferred Stock. Merchant Bankers, Inc. is deemed to beneficially own these shares. Merchant Bankers, Inc. is a wholly-owned subsidiary of Morgan Keegan & Co., Inc.

In connection with the sale of the Series B Preferred Stock, we paid placement agent fees of $253,000 to Morgan Keegan & Co., Inc.

Mr. Tobin, a director, is a Vice President of PAR Capital Management, Inc ("PAR Capital"). A three year warrant for 30,000 shares of our common stock has also been issued to PAR Investment Partners, L.P. ("PIP") at an exercise price of $17.65 per share. PAR Capital is a Delaware S Corporation and the sole general partner of PAR Group, L.P. ("PAR Group"). The principal business of PAR Capital is to act as the general partner of PAR Group. PAR Group is a Delaware limited partnership and the sole general partner of PIP. The principal business of PAR Group is that of a private investment partnership engaging in the purchase and sale of securities for its own account. PIP is a Delaware limited partnership and its principal business is that of a private investment partnership engaging in the purchase and sale of securities for its own account.

Mr. Sundheim is a partner of the law firm Doty, Sundheim & Gilmore, a professional corporation, which provides legal services to us. For the nine months ended March 31, 2001, we paid Doty, Sundheim & Gilmore $87,000 for legal services rendered and $9,000 for the period from our inception through June 30, 2000.

In May 2001, we sold shares of our Series C Preferred Stock at a price of $22.553 per share. Each share of our Series C Preferred Stock is convertible into one share of our Common Stock. Purchasers included the following officers, directors and 5% stockholders.

PURCHASER                                 SHARES OF SERIES C PREFERRED STOCK PURCHASED
---------                                 --------------------------------------------
Merchant Bankers, Inc.(1)                                    88,680
PAR Investment Partners, L.P.                                88,680
Anthony R. Williams                                          13,302
Raymond C. Musci                                             13,302
Robert W. Holmes, Jr.                                         6,651
Mark Dyne                                                     4,434
Stephen M. Ambler(2)                                          1,109
Joseph P. Morici(3)                                             887

(1) Merchant Bankers, Inc. is the general partner of Morgan Keegan Early Stage Fund, L.P., which purchased 70,944 shares of Series C Preferred Stock, and Morgan Keegan Employee Investment Fund, L.P., which purchased 17,736 shares of Series C Preferred Stock. Merchant Bankers, Inc. is deemed to beneficially own these shares.

(2)   Mr. Ambler is our Chief Financial Officer and Vice President of Finance.

RELATED PARTY TRANSACTIONS

(3)   Mr. Morici is our Vice President of Sales and Marketing.

In connection with the sale of the Series C Preferred Stock, we paid placement agent fees of $200,000 and issued a five-year warrant to purchase 3,500 shares of common stock at a per share exercise price of $22.553 to Morgan Keegan & Co., Inc.

Anthony R. Williams has accrued approximately $113,000 in salary that has not yet been paid to him. Mr. Musci has accrued approximately $281,000 in salary that has not yet been paid to him.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of June 1, 2001 reflecting its sale of 245,659 shares of Series C Preferred Stock in May 2001, shares of our common stock in this offering and the conversion of all shares of our preferred stock into shares of our common stock prior to the completion of this offering, for each of the following persons:

-     all executive officers;

-     all directors; and

- each person who is known by us to beneficially own prior to this offering, 5% or more of our common stock

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or become exercisable within 60 days of June 1, 2001 are included. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Each stockholder's percentage of ownership in the following table is based upon 1,843,884 shares of common stock outstanding as of June 1, 2001, after giving effect to the sale of 245,659 shares of Series C Preferred Stock in May 2001. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder's name. All share numbers and percentages assume no exercise of the underwriters over-allotment option. Unless otherwise indicated, the address of each beneficial owner listed below is c/o: BAM! Entertainment, Inc., 333 West Santa Clara Street, Suite 930, San Jose, California 95113.

                                                                              PERCENTAGE OF SHARES
                                                                               BENEFICIALLY OWNED
                                                       NUMBER OF SHARES      -----------------------
                                                         BENEFICIALLY         BEFORE         AFTER
NAME OF BENEFICIAL OWNER                                    OWNED            OFFERING       OFFERING
------------------------                               ----------------      --------       --------
Raymond C. Musci ...................................        647,865            35.1%            --%
Anthony R. Williams(1) .............................        482,528            26.2             --
PAR Investment Partners, L.P. ......................        316,981            16.9             --
David E. Tobin(2)
     One Financial Center, Suite 1600
     Boston, MA 02111
Robert W. Holmes, Jr.(3) ...........................        138,957             7.5             --
Merchant Bankers, Inc.(4) ..........................        117,009             6.3
     50 North Front Street, 19th Floor
     Memphis, TN 38103
Spyglass Entertainment Group, L.P.(5) ..............        100,000             5.1             --
     500 S. Buena Vista Street
     Burbank, CA 91521-1855
George M. Sundheim III(6) ..........................         26,275             1.4              *
Mark Dyne(7) .......................................         20,059             1.1              *
Steven J. Massarsky ................................          2,217               *              *
Stephen M. Ambler ..................................          1,109               *              *
Robert T. Slezak ...................................             --              --             --
Anthony G. Williams ................................             --              --             --
All directors and executive officers as a
     group(10 persons)(1)(2)(3)(4)(6)(7) ...........      1,635,991            87.2%            --%

----------

*     Less than 1%.

(1) Mr. Williams' shares of Series A and Series B Preferred Stock are currently held in an irrevocable trust administered by Breams Trust Limited. Although Breams Trust Limited has the power to dispose of trust property, Mr. Williams has the right to appoint new or additional trustees and to require any trustee to resign.

PRINCIPAL STOCKHOLDERS

(2) Includes 30,000 shares of our common stock issuable upon exercise of a warrant exercisable within 60 days held by PAR Investment Partners, L.P. Mr. Tobin is a Vice President of PAR Capital Management, Inc. and disclaims beneficial ownership of the shares held by this entity except to the extent of his pecuniary interest in the shares.

(3)   Includes 1,000 options exercisable within 60 days.

(4) Merchant Bankers, Inc. is the general partner of Morgan Keegan Early Stage Fund, L.P., which holds 22,092 shares of our Series B Preferred Stock and 88,680 shares of our Series C Preferred Stock, and Morgan Keegan Employee Investment Fund, L.P., which holds 6,237 shares of Series B Preferred Stock. Merchant Bankers, Inc. is deemed to beneficially own these shares. Merchant Bankers, Inc. is a wholly-owned subsidiary of Morgan Keegan & Co., Inc. Excludes 3,500 shares of common stock issuable upon exercise of a warrant exercisable within 60 days held by Morgan Keegan & Co., Inc., of which Merchant Bankers, Inc. disclaims beneficial ownership.

(5) Represents shares of our common stock issuable upon exercise of warrants exercisable within 60 days.

(6) Includes 9,750 shares held by D&S Partners, and 15,525 shares held by FIMAS, L.P., of which Mr. Sundheim is a general partner. Mr. Sundheim disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest in these shares. Also includes 1,000 options exercisable within 60 days.

(7)   Includes 1,000 options exercisable within 60 days.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock and preferred stock, as well as options to purchase our common stock, and provisions of our certificate of incorporation and our bylaws, all as will be in effect upon the completion of this offering. This description is only a summary. You should also refer to our certificate of incorporation and bylaws which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock, as well as options to purchase our common stock, reflect changes to our capital structure that will occur upon the completion of this offering in accordance with the terms of the certificate of incorporation.

As of March 31, 2001, all outstanding shares of our capital stock were held of record by 16 stockholders. Upon the completion of this offering, our authorized capital stock will consist of ten million shares of common stock, par value $0.001 per share. We will also have three million shares of authorized redeemable convertible preferred stock, par value $0.001 per share.

COMMON STOCK

We are authorized to issue ten million shares of common stock, par value $0.001 per share. Options to purchase an aggregate of 83,000 shares of our common stock, and warrants to purchase 130,000 shares of our common stock and a contractual obligation to issue 146,250 shares of our common stock were outstanding. There will be _____________ shares of our common stock outstanding after giving effect to the sale of the shares offered in this offering.

- Voting rights -- The holders of our common stock are entitled to one vote for each share held of record.

- Dividends -- Holders of record of shares of our common stock are entitled to receive dividends when, if and as may be declared by the board of directors out of funds legally available for such purposes, subject to the rights of preferred stockholders. We presently intend to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future.

- Liquidation rights -- Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets available for distributions after payment in full to creditors and holders of preferred stock.

- Other provisions -- The holders of our common stock are not entitled to cumulative voting, preemptive rights, subscription rights or the right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares are, and the shares of our common stock sold in the offering will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

Upon the closing of this offering, all outstanding shares of our redeemable convertible preferred stock will be automatically converted on a one to one basis into shares of common stock. Thereafter, our board of directors has the authority, without action by our stockholders, to issue up to three million shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. The effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our company without further action by the stockholders. We have no plans to issue any shares of preferred stock upon completion of this offering.

DESCRIPTION OF CAPITAL STOCK


OPTIONS

As of March 31, 2001, options to purchase a total of 83,000 shares of common stock were outstanding. Additional options to purchase a total of 242,000 shares of common stock may be granted under the 2000 Stock Incentive Plan. See "Management -- 2000 Stock Incentive Plan."

WARRANTS

As of March 31, 2001, warrants to purchase a total of 130,000 shares of common stock were outstanding at prices ranging from $5.00 to $17.65.

CONTINGENT ISSUANCES OF COMMON STOCK

We are obligated to issue up to 146,250 shares of our common stock pursuant to a license agreement with a production studio. Pursuant to the terms of that license agreement, we have agreed to issue 14,625 shares of our common stock following the theatrical release of each film for which we have developed a software title, up to ten films. To date, we have issued 14,625 shares under this agreement.

AUTHORIZED BUT UNISSUED CAPITAL STOCK

Following the completion of this offering, there will be _______________ shares of authorized but unissued common stock, or ______________ if the underwriters' over-allotment option is exercised in full. Of this amount, 325,000 shares of common stock are reserved for issuance upon exercise of options outstanding or available for future grant under our 2000 Stock Incentive Plan or outside of our 2000 Stock Incentive Plan. A total of 130,000 shares of common stock are also issuable upon the exercise of warrants that were outstanding as of March 31, 2001. In addition, following the completion of this offering, there will be 3,000,000 shares of authorized preferred stock. Delaware law does not require stockholder approval for the issuance of authorized shares. However, the listing requirements of The Nasdaq Stock Market, Inc., which apply so long as the common stock remains included in that inter-dealer quotation system, require prior stockholder approval of specified issuances, including issuances of shares bearing voting power equal to or exceeding 20% of the pre-issuance outstanding voting power or pre-issuance outstanding number of shares of common stock. These additional shares could be used for a variety of corporate purposes, including, but not limited to, facilitating corporate acquisitions. One of the effects of the unissued and unreserved common stock and preferred stock may be to enable our board of directors to issue shares to persons who may agree or be inclined to vote in concert with current management on issues put to consideration of stockholders, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and protect the continuity of our management and possibly deprive our stockholders of the opportunity to sell their shares of common stock at prices higher than prevailing market prices.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER AND BYLAW PROVISIONS

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless, with certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder.

Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior, did own 15% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders.

Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of our company, including changes a stockholder might consider favorable. In particular, our certificate of incorporation and bylaws, as applicable, among other things, will:

- provide our board of directors with the ability to alter our bylaws without stockholder approval;

DESCRIPTION OF CAPITAL STOCK


- provide that special meetings of stockholders can only be called by our president or secretary at the request in writing of a majority of the members of our board of directors or holders of at least 10% of the total voting power of all outstanding shares of stock entitled to vote. In addition, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by our board of directors or the stockholders;

- provide for an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders;

- provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum; and

- allow us to issue up to 3,000,000 shares of preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In some circumstances, this issuance could have the effect of decreasing the market price of our common stock, as well as having the anti-takeover effects discussed above.

Such provisions may have the effect of discouraging a third-party from acquiring us, even if doing so would be beneficial to our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is __________________.

SHARES ELIGIBLE FOR FUTURE SALE


Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale (as described below), sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding __________________ shares of our common stock. Of these shares, the _________________ shares sold in the offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act, which generally would be our officers, directors and 10% stockholders.

The remaining 1,843,884 shares outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, such as the exemption provided under Rules 144 or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.

All of our stockholders and option holders have entered into lock-up agreements providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the effective date of the registration statement filed pursuant to this offering without the prior written consent of UBS Warburg LLC. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under an effective registration statement or an exemption from registration, shares subject to lock-up agreements may not be sold until such agreements expire or are waived by the designated underwriters' representative, which is at their sole discretion. Taking into account the lock-up agreements, and assuming UBS Warburg LLC does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

- beginning on the effective date of the offering, only the shares sold in this offering will be immediately available for sale in the public market;

- 1,583,600 shares will become eligible for sale pursuant to Rule 144 beginning 180 days after the date of this prospectus, 14,625 shares will be eligible for sale in April 2002 and 245,659 shares will be eligible for sale in May 2002. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to volume restrictions as described below; and

- 143,500 shares issuable upon exercise of outstanding warrants and 131,625 shares issuable pursuant to a contractual arrangement will be eligible for sale one year after issuance.

In general, under Rule 144 currently in effect, and beginning after the expiration of the lock-up agreements, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

- 1% of the number of shares of common stock then outstanding, which will equal approximately _______________ shares immediately after the offering; or

- the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned

SHARES ELIGIBLE FOR FUTURE SALE


the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Beginning 90 days after the effective date, any employee, officer or director of or consultant to us who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. In addition, we intend to file registration statements under the Securities Act as promptly as possible after the effective date to register shares to be issued pursuant to our employee benefit plans. As a result, any options exercised under our 2000 Stock Incentive Plan or any of our other benefit plans after the effectiveness of such registration statement will also be freely tradable in the public market following the expiration of the 180-day lock-up period, except that shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701. The sale of a significant number of these shares could cause the price of our common stock to decline.

UNDERWRITING


We and the underwriters for the offering named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC and Jefferies & Co., Inc. are the representatives of the underwriters.

                                                                              NUMBER
UNDERWRITER                                                                  OF SHARES
-----------                                                                  ---------
UBS Warburg LLC...........................................................
Jefferies & Co., Inc. ....................................................
                                                                             ---------
       Total..............................................................
                                                                             =========

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from us up to an additional _______________ shares at the initial public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional __________________ shares.

                                                  NO EXERCISE       FULL EXERCISE
                                                  -----------       -------------
Per share ......................................    $                 $
Total ..........................................    $                 $

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately _________________.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $________________ per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $________________ per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the they selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed __% of the shares of common stock to be offered.

Our company and each of, our directors, officers, stockholders and optionholders have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, without the prior written consent of UBS Warburg LLC.

The underwriters have reserved for sale, at the initial public offering price, _____________ shares of our common stock being offered for sale to our customers and business partners. At the discretion of our management, other parties, including our employees, may participate in the reserved shares program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated by us and the representatives. The principal factors to be considered in determining the initial public offering price included:

UNDERWRITING


- the information set forth in this prospectus and otherwise available to the representatives;

-     the history and the prospects for the industry in which we compete;

-     the ability of our management;

- our prospects for future earnings, the present state of our development and our current financial position;

- the general condition of the securities markets at the time of this offering; and

- recent market prices of, and demand for, publicly traded common stock of comparable companies.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

We have agreed to indemnify the several underwriters against liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect thereof.

LEGAL MATTERS


Kirkpatrick & Lockhart LLP, Los Angeles, California, will pass for us on the validity of the common stock offered hereby. Brobeck, Phleger & Harrison LLP, Palo Alto, California, is acting as counsel for the underwriters in connection with selected legal matters. An affiliate of Kirkpatrick & Lockhart LLP owns 1,109 shares of our Series C Preferred Stock and holds a warrant to purchase 10,000 shares of our common stock at an exercise price of $22.553 per share.

EXPERTS

The consolidated financial statements as of June 30, 2000 and March 31, 2001 and for the period from October 7, 1999 (inception) through June 30, 2000, and for the nine months ended March 31, 2001 included in this prospectus and the related consolidated financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We filed a registration statement on Form S-1 under the Securities Act with the SEC to register the shares of our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. You should refer to the registration statement and the exhibits and schedules to the registration statement for more information about us and our common stock. Our statements in this prospectus concerning the contents of any document are not necessarily complete, and in each instance, we refer you to the copy of the document filed as an exhibit to the registration statement. Each statement about those documents is qualified in its entirety by this reference.

Following this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934. In accordance with that law, we will be required to file reports and other information with the SEC. The registration statement and exhibits, as well as those reports and other information when we file them, may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W, Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Copies of all or any part of the registration statement may be obtained from the SEC's offices upon payment of fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

We will furnish to our stockholders annual reports and unaudited quarterly reports for the first three quarters of each fiscal year. Annual reports will include audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements included in those annual reports will be audited and reported upon, with an opinion expressed, by our independent auditors.

This prospectus contains statistical data regarding Internet usage and other industry estimates that we obtained from industry publications, including reports generated by the International Data Corporation, Euromonitor, the Interactive Digital Software Association, Forrester and the European Leisure Software Publishers Association, Ltd. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but we do not guarantee the accuracy and completeness of their information and we have not independently verified their data.

BAM! ENTERTAINMENT, INC.
(FORMERLY BAY AREA MULTIMEDIA, INC.) AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               Page
                                                                                                               ----
Independent Auditors' Report...............................................................................     F-2
Consolidated Balance Sheets as of June 30, 2000 and March 31, 2001.........................................     F-3
Consolidated Statements of Operations for the Period from October 7, 1999 (inception) through June 30,
    2000, the Period from October 7, 1999 (inception) through March 31, 2000 (Unaudited) and the
    Nine Months Ended March 31, 2001.......................................................................     F-4
Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Loss for the Period from
    October 7, 1999 (Inception) through June 30, 2000 and the Nine Months Ended March 31, 2001.............     F-5
Consolidated Statements of Cash Flows for the Period from October 7, 1999 (inception) through
    June 30, 2000, the Period from October 7, 1999 (inception) through March 31, 2000 (Unaudited) and
    the Nine Months Ended March 31, 2001...................................................................     F-6
Notes to Consolidated Financial Statements.................................................................     F-7

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of BAM! Entertainment, Inc.
   (formerly Bay Area Multimedia, Inc.):

We have audited the accompanying consolidated balance sheets of BAM! Entertainment, Inc. (formerly Bay Area Multimedia, Inc.) and its subsidiaries (the "Company") as of June 30, 2000 and March 31, 2001, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive loss, and cash flows for the period from October 7, 1999 (inception) through June 30, 2000 and the nine months ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2000 and March 31, 2001, and the results of its operations and its cash flows for the period from October 7, 1999 (inception) through June 30, 2000 and for the nine months ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

San Jose, California
June 1, 2001

BAM! ENTERTAINMENT, INC.
(FORMERLY BAY AREA MULTIMEDIA, INC.) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                                        PRO FORMA
                                                                                                                        MARCH 31,
                                                                                    JUNE 30, 2000    MARCH 31, 2001          2001
                                                                                    -------------    --------------  ------------
                                                                                                                      (unaudited)
ASSETS
Current assets:
   Cash and cash equivalents ....................................................      $    908         $  1,240
   Restricted cash ..............................................................            --            1,014
   Accounts receivable, net of allowance of $77 as of June 30, 2000 and $788
     as of March 31, 2001 .......................................................         1,299            4,667
   Inventory ....................................................................             6              718
   Prepaid royalties, capitalized software costs and licensed assets ............           368            3,100
   Prepaid expenses and other ...................................................            52              383
                                                                                       --------         --------
        Total current assets ....................................................         2,633           11,122
Prepaid royalties, capitalized software costs and licensed assets, net of current
            portion .............................................................            --            1,260
Property and equipment, net .....................................................            79              385
                                                                                       --------         --------
Total assets ....................................................................      $  2,712         $ 12,767
                                                                                       ========         ========
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
(DEFICIT)

Current liabilities:
   Accounts payable - trade .....................................................      $    118         $  1,055
   Short-term borrowings ........................................................           610            3,292
   Royalties payable ............................................................           248              273
   Accrued compensation and related benefits ....................................           221              943
   Accrued expenses - other .....................................................           118              610
                                                                                       --------         --------
        Total current liabilities ...............................................         1,315            6,173
Redeemable convertible preferred stock; $0.001 par value; shares authorized:  976,220 and 3,000,000 as of June 30, 2000 and March 31,
     2001, respectively; shares issued and outstanding:  976,220 and 1,270,840 as of June 30, 2000 and March 31, 2001, respectively, none issued and
     outstanding on a pro forma basis ...........................................         2,103            6,657

Stockholders' equity (deficit):
   Common stock, $0.001 par value; shares authorized:  5,000,000 and
     10,000,000 as of June 30, 2000 and March 31, 2001, respectively; shares issued and outstanding:  312,760 as of June 30, 2000 and March 31, 2001,
     1,583,600 issued and outstanding on a pro forma basis ......................             1                1         $      2
   Additional paid-in capital ...................................................            97            1,365            8,021
   Receivable from stockholder ..................................................            (1)              (1)              (1)
   Deferred stock compensation ..................................................            --              (46)             (46)
   Accumulated deficit ..........................................................          (803)          (1,378)          (1,378)
   Accumulated other comprehensive loss .........................................            --               (4)              (4)
                                                                                       --------         --------         --------
        Total stockholders' equity (deficit) ....................................          (706)             (63)        $  6,594
                                                                                       --------         --------         ========
Total liabilities and stockholders' equity (deficit) ............................      $  2,712         $ 12,767
                                                                                       ========         ========

                 See notes to consolidated financial statements

BAM! ENTERTAINMENT, INC.
(FORMERLY BAY AREA MULTIMEDIA, INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                           PERIOD FROM
                                                                                   OCTOBER 7, 1999 (INCEPTION)
                                                                                             THROUGH
                                                                                  -------------------------------  NINE MONTHS ENDED
                                                                                  JUNE 30, 2000    MARCH 31, 2000   MARCH 31, 2001
                                                                                  -------------    --------------  -----------------
                                                                                                     (UNAUDITED)
Net revenues ..................................................................       $ 1,377           $  --           $ 17,305
Costs and expenses:
   Cost of revenues ...........................................................           807              --              9,766
   Royalties, software costs, license costs and project abandonment ...........           248              --              2,028
   Research and development (exclusive of amortization of deferred stock
     compensation) ............................................................           260             133                663
   Sales and marketing (exclusive of amortization of deferred stock
     compensation) ............................................................           132              --              3,234
   General and administrative (exclusive of amortization of deferred stock
     compensation) ............................................................           711             379              1,218
   Amortization of deferred stock compensation* ...............................            --              --                 19
                                                                                      -------           -----           --------
        Total costs and expenses ..............................................         2,158             512             16,928
                                                                                      -------           -----           --------
Income (loss) from operations .................................................          (781)           (512)               377
Interest income ...............................................................             8               7                 41
Interest expense ..............................................................           (39)            (21)              (993)
Other income ..................................................................             9               9                 --
                                                                                      -------           -----           --------
Net loss ......................................................................       $  (803)          $(517)          $   (575)
                                                                                      =======           =====           ========
Net loss per share:
   Basic and diluted ..........................................................       $ (4.54)          $(2.97)         $  (1.84)
                                                                                      =======           =====           ========
Shares used in computation:
   Basic and diluted ..........................................................           177             174                313
                                                                                      =======           =====           ========
Pro forma net loss per share (Note 1):
   Basic and diluted (unaudited) ..............................................       $ (4.44)                          $  (0.41)
                                                                                      =======                           ========
Shares used in pro forma computation (Note 1):
   Basic and diluted (unaudited) ..............................................           181                              1,390
                                                                                      =======                           ========
*  Amortization of deferred stock compensation:
   Research and development ...................................................       $    --           $  --           $     16
   Sales and marketing ........................................................            --              --                  3
   General and administrative .................................................            --              --                 --
                                                                                      -------           -----           --------
                                                                                      $    --           $  --           $     19
                                                                                      =======           =====           ========

                 See notes to consolidated financial statements

BAM! ENTERTAINMENT, INC.
(FORMERLY BAY AREA MULTIMEDIA, INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE LOSS (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                         DEFERRED
                                             COMMON STOCK     ADDITIONAL   RECEIVABLE      STOCK     ACCUMU-
                                            ---------------    PAID-IN     FROM STOCK-    COMPEN-     LATED
                                            SHARES   AMOUNT    CAPITAL       HOLDER       SATION     DEFICIT
                                            -------  ------   ----------   -----------   --------    -------
Issuance of common stock for note
   receivable ...........................   123,609    $-      $    1         $(1)         $ --      $    --
Issuance of common stock for services ...    73,124     --         37          --            --           --
Sale of common stock ....................   116,027     1          59          --            --           --
Net loss and comprehensive loss .........        --     --         --          --            --         (803)
                                            -------    ---     ------         ---          ----      -------
Balance, June 30, 2000 ..................   312,760     1          97          (1)           --         (803)
Issuance of common stock warrants
   in connection with a license
   agreement ............................        --     --        910          --            --           --
Issuance of common stock
   warrants in connection with
   Series B redeemable
   convertible preferred stock ..........        --     --        283          --            --           --
Issuance of stock options to
  consultant ............................        --     --         10          --            --           --
Deferred stock compensation .............        --     --         65          --           (65)          --
Amortization of deferred stock
  compensation ..........................        --     --         --          --            19           --
Net loss ................................        --     --         --          --            --         (575)
Change in accumulated other
  comprehensive loss ....................        --     --         --          --            --           --

Comprehensive loss ......................        --     --         --          --            --           --
                                            -------    ---     ------         ---          ----      -------
Balance, March 31, 2001 .................   312,760    $ 1     $1,365         $(1)         $(46)     $(1,378)
                                            =======    ===     ======         ===          ====      =======

                                              ACCUMULATED    TOTAL STOCK-     TOTAL
                                                 OTHER         HOLDERS'      COMPRE-
                                                COMPRE-         EQUITY       HENSIVE
                                              HENSIVE LOSS    (DEFICIT)       LOSS
                                              -------------  ------------   ---------
Issuance of common stock for note
   receivable ...........................         $ --          $  --
Issuance of common stock for services ...           --             37
Sale of common stock ....................           --             60
Net loss and comprehensive loss .........           --           (803)
                                                  ----          -----
Balance, June 30, 2000 ..................           --           (706)
Issuance of common stock warrants
   in connection with a license
   agreement ............................           --            910
Issuance of common stock
   warrants in connection with
   Series B redeemable
   convertible preferred stock ..........           --            283
Issuance of stock options to
  consultant ............................           --             10
Deferred stock compensation .............           --             --
Amortization of deferred stock
  compensation ..........................           --             19
Net loss ................................           --           (575)         $(575)
Change in accumulated other
  comprehensive loss ....................           (4)            (4)            (4)
                                                                               -----
Comprehensive loss ......................           --             --          $(579)
                                                  ----          -----          =====
Balance, March 31, 2001 .................         $ (4)         $ (63)
                                                  ====          =====

                 See notes to consolidated financial statements

BAM! ENTERTAINMENT, INC.
(FORMERLY BAY AREA MULTIMEDIA, INC.) AND SUBSIDIARIES

CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
(IN THOUSANDS)

                                                                               PERIOD FROM OCTOBER 7, 1999
                                                                                   (INCEPTION) THROUGH
                                                                               -------------------------------    NINE MONTHS ENDED
                                                                               JUNE 30, 2000    MARCH 31, 2000       MARCH 31, 2001
                                                                               -------------    --------------    -----------------
                                                                                         (UNAUDITED)
Cash flows from operating activities:
Net loss ....................................................................       $   (803)         $   (517)            $   (575)
Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization ............................................             12                 3                  550
   Amortization of deferred stock compensation ..............................             --                --                   19
   Provision for bad debts and price protection .............................             77                --                  838
   Consulting services performed in exchange for common stock and options ...             37                --                   10
   Consulting services performed in exchange for redeemable convertible
     preferred stock ........................................................             96                --                   --
   Other ....................................................................             --                --                   (4)
   Changes in operating assets and liabilities:
     Accounts receivable ....................................................         (1,376)              (54)              (4,206)
     Inventory ..............................................................             (6)               --                 (712)
     Prepaid expenses and other .............................................            (52)              (31)                (331)
     Accounts payable - trade ...............................................            118                21                  937
     Prepaid royalties, capitalized software costs and licensed assets ......           (368)             (242)              (3,577)
     Royalties payable ......................................................            248                --                   25
     Accrued compensation and related benefits ..............................            221               117                  722
     Accrued expenses - other ...............................................            118                52                  492
                                                                                    --------          --------             --------
        Net cash used in operating activities ...............................         (1,678)             (651)              (5,812)
                                                                                    --------          --------             --------
Cash flows from investing activities:
   Purchase of property and equipment .......................................            (91)              (54)                (361)
   Increase in restricted cash ..............................................             --                --               (1,014)
                                                                                    --------          --------             --------
        Net cash used in investing activities ...............................            (91)              (54)              (1,375)
                                                                                    --------          --------             --------
Cash flows from financing activities:
   Net proceeds from issuance of promissory notes ...........................          1,047             1,020                   --
   Advances under short-term borrowings .....................................            610                --               10,656
   Net repayments of short-term borrowings ..................................             --                --               (7,974)
   Net proceeds from issuance of common stock ...............................             60                --                   --
   Net proceeds from issuance of redeemable convertible preferred stock .....            960                --                4,837
                                                                                    --------          --------             --------
        Net cash provided by financing activities ...........................          2,677             1,020                7,519
                                                                                    --------          --------             --------
Net increase in cash and cash equivalents ...................................            908               315                  332
Cash and cash equivalents, beginning of period ..............................             --                --                  908
                                                                                    --------          --------             --------
Cash and cash equivalents, end of period ....................................       $    908               315                1,240
                                                                                    ========          ========             ========
Noncash investing and financing activities:
   Conversion of promissory notes to redeemable convertible preferred
     stock ..................................................................       $  1,047          $     --             $     --
                                                                                    ========          ========             ========
   Issuance of common stock for promissory notes ............................       $      1          $      1             $     --
                                                                                    ========          ========             ========
   Issuance of common stock warrants in connection with license agreement ...       $     --          $     --             $    910
                                                                                    ========          ========             ========
   Issuance of common stock warrants in connection with redeemable
     convertible preferred stock ............................................       $     --          $     --             $    283
                                                                                    ========          ========             ========
   Deferred stock compensation ..............................................       $     --          $     --             $     65
                                                                                    ========          ========             ========

                 See notes to consolidated financial statements

BAM! ENTERTAINMENT, INC.
(FORMERLY BAY AREA MULTIMEDIA, INC.) AND SUBSIDIARIES



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD FROM OCTOBER 7, 1999 (INCEPTION) THROUGH JUNE 30, 2000,
PERIOD FROM OCTOBER 7, 1999 (INCEPTION) THROUGH MARCH 31, 2000 (UNAUDITED) AND NINE MONTHS ENDED MARCH 31, 2001



1.      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Organization and Business - BAM! Entertainment, Inc. (formerly Bay Area Multimedia, Inc.) and subsidiaries (the "Company") is a developer and publisher of interactive entertainment software products for popular interactive entertainment hardware platforms and personal computers. The Company licenses popular properties that have consumer recognition and appeal from a wide variety of sources and publishes software based on their motion picture, television, sports and cartoon character properties. The Company sells its software to mass merchandisers and independent distributors.

        Principles of Consolidation - The consolidated financial statements include the Company and its wholly-owned subsidiaries in the United Kingdom. All intercompany transactions and balances have been eliminated in consolidation.

        Foreign Currency Translation - The functional currency for the Company's foreign operations is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted-average exchange rate during the period. The gains or losses resulting from such translation are reported as a separate component of equity as accumulated other comprehensive loss, whereas gains or losses resulting from foreign currency transactions are included in results of operations.

        Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to: allowances for price protection, uncollectible accounts receivable and sales returns; inventory valuations; recoverability of prepaid royalties, capitalized software costs and licensed assets; depreciation and amortization; taxes and contingencies. Actual results could differ from those estimates.

        Certain Significant Risks and Uncertainties - Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are held with one financial institution and consist primarily of cash in bank accounts. The Company generates revenue primarily from large retailers in the United States and generally does not require its customers to provide collateral or other security to support accounts receivable. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition and maintains allowances for estimated potential bad debt losses.

        The Company participates in a dynamic high-technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position, results of operations or cash flows: ability to obtain future financing; advances and trends in new technologies and industry standards; competitive pressures in the form of new and more popular products by competitors; changes in the overall demand by customers and consumers for products offered by the Company; unexpected quantities of product returns and mark-down allowances; changes in certain strategic relationships or customer relationships; the loss of significant customers; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; the inability to procure the necessary third-party licenses or proprietary software needed to develop its products; risk associated with changes in domestic and international economic and/or political conditions or regulations; risks associated with regulation within the industry; availability of necessary product components; the Company's ability to attract and retain employees necessary to support its growth; the Company's reliance on senior management; the Company's limited operating history; inability to manage the growth of the business; delays and cost overruns on products under development; risks associated with development of products by third-party developers; failure to anticipate changing consumer preferences; dependence on hardware manufacturers for the provision of the platforms necessary to generate revenue; the Company's inability to protect its proprietary rights or to avoid claims from other companies; short product life cycles and the reliance on platform manufacturers in manufacturing the Company's products.

        Cash and Cash Equivalents - The Company considers all highly liquid debt instruments purchased with maturities at the date of purchase of three months or less to be cash equivalents. The recorded carrying amounts of the Company's cash and cash equivalents approximate their fair market value due to their short maturities.

        Restricted Cash - Restricted cash of $1,014,000 at March 31, 2001 represents a money market account held with a bank, which is not accessible by the Company until its obligations to the bank under a line of credit are satisfied in full.

        Inventories - Inventories, which consist primarily of finished goods, are stated at the lower of cost (based upon the first-in, first-out method) or market value. The Company estimates the net realizable value of slow moving inventories on a product-by-product basis and charges the excess of cost over net realizable value to cost of revenues.

        Property and Equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of three years.

        Prepaid Royalties, Capitalized Software Costs and Licensed Assets - Advance royalty payments for intellectual property licenses are capitalized and recorded as prepaid royalties. Royalty payments for intellectual property licenses are classified as current assets to the extent they relate to anticipated sales during the subsequent year and long-term assets if the sales are anticipated after one year. Prepaid royalties are amortized to cost of revenues commencing upon the product release at the greater of the contractual royalty rate based on actual product sales, or the ratio of current revenues to total projected revenues. The Company evaluates the future recoverability of prepaid royalties on a quarterly basis and expenses to costs of revenue if and when they are deemed unrecoverable.

        The Company utilizes both independent software developers (who are paid advances against future royalties) and internal development teams to develop its software. The Company accounts for prepaid royalties relating to development agreements and capitalized software costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Payments made to independent software developers under development agreements are capitalized to software development costs once technological feasibility is established or if the development costs have an alternative future use. Internal development costs are capitalized to software development costs once technological feasibility is established. Technological feasibility is evaluated on a product-by-product basis. For products where proven game engine technology exists, this may occur early in the development cycle.

        Commencing upon product release, capitalized software development costs are amortized to "royalties, software costs, license costs and project abandonment." Software development costs are expensed if and when they are deemed unrecoverable. The following criteria is used to evaluate recoverability of software development costs: the commercial acceptance of prior products released on a given hardware platform; orders for a product prior to its release and actual development costs of a product as compared to forward-looking projections. Amortization of such costs is based on the greater of the proportion of current revenues to total projected revenues, or the straight-line method over the estimated product life (generally three to six months). The Company evaluates the future recoverability of capitalized amounts on a quarterly basis. Research and development costs are expensed as incurred.

        During the period from October 7, 1999 (inception) through June 30, 2000 and the nine months ended March 31, 2001, the Company amortized $0 and $495,000, respectively, of capitalized software development costs.

        Fair Value of Financial Instruments - The Company's financial instruments include cash equivalents and short-term debt. Cash equivalents are stated at cost, which approximates fair market value, based on quoted market prices. The recorded carrying amount of the Company's short-term debt approximates fair value since such debt instruments bear interest at rates which approximate market rates.

        Long-Lived Assets - The Company evaluates long-lived assets, such as property and equipment and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets, as defined in SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of.

        Income Taxes - The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes, and operating loss and other tax credit carryforwards measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized in the future.

        Stock-Based Compensation - The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and to nonemployees using the fair value method in accordance with SFAS No. 123, Accounting for Stock-Based Compensation.

        Revenue Recognition - The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price has been fixed or is determinable and collectibility has been reasonably assured. This occurs when finished goods in the form of software on a cartridge, CD-ROM or similar media are shipped to the customer. Subject to certain limitations, the Company permits customers to obtain exchanges and returns for defective, shelf-worn and damaged products within certain specified periods and provides price protection on certain unsold merchandise. On a product by product basis, revenue from product sales is reflected net of the allowance for returns and price protection. The Company estimates the amount of future returns, and price protection based upon current known circumstances and historical results. No right of return exists for sales to distributors.

        Cost of Revenues - Cost of revenues includes manufacturing costs of the finished goods, freight, and inventory management costs.

        Advertising - Advertising and sales promotion costs are generally expensed as incurred. Advertising costs were $54,000 and $1,400,000 for the period from October 7, 1999 (inception) through June 30, 2000 and the nine months ended March 31, 2001, respectively.

        Net Loss per Share - Basic earnings per share (EPS) excludes dilution and is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for the period excluding the weighted average common shares subject to repurchase. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (redeemable convertible preferred stock, common stock options and warrants using the treasury stock method) were exercised or converted into common stock. Potential common shares in the diluted EPS computation are excluded in net loss periods as their effect would be antidilutive.

        Unaudited Pro Forma Net Loss per Share - Pro forma net loss per share, basic and diluted, is computed to give effect to the conversion of redeemable convertible preferred stock that will automatically convert upon completion of the Company's initial public offering (using the if-converted method).

        Unaudited Pro Forma Information - The unaudited pro forma information in the accompanying consolidated balance sheet assumes that the conversion of the outstanding shares of redeemable convertible preferred stock into 1,270,840 shares of common stock resulting from the completion of an initial public offering had actually occurred on March 31, 2001. Common shares issued resulting from such an initial public offering and its related estimated net proceeds are excluded from such pro forma information.

        Unaudited Interim Financial Information - The interim financial information for the period from October 7, 1999 (inception) through March 31, 2000 is unaudited and has been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, such unaudited financial information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of this interim information.

        Comprehensive Loss - In fiscal 2000, the Company adopted SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources. Comprehensive loss for the period from October 7, 1999 (inception) through June 30, 2000, and for the nine months ended March 31, 2001 has been disclosed within the statement of stockholders' equity (deficit).

        Recently Adopted Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 was effective for the Company beginning in the first quarter of fiscal year 2001. The adoption of this statement did not have a significant impact on the Company's consolidated financial statements during the nine months ended March 31, 2001.

        In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements. SAB 101 summarizes certain of the staff's views in applying generally accepted accounting principles in the United States to revenue recognition in financial statements and provides interpretations regarding the application of generally accepted accounting principles to revenue recognition where there is an absence of authoritative literature addressing a specific arrangement or a specific industry. SAB 101 is effective for the Company in the fourth quarter of fiscal 2001. The Company's revenue recognition practices comply with the applicable guidance in SAB 101 and the adoption of SAB 101, therefore, will not have a material effect on the financial statements for the nine months ended March 31, 2001.

        In March 2000, the FASB issued Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation ("FIN 44"), an interpretation of APB No. 25. FIN 44 clarifies the application of APB No. 25 for various issues, specifically:

        -       The definition of an employee,

        - The criteria for determining whether a plan qualifies as a noncompensatory plan,

        - The accounting consequence of various modifications to the terms of a previously fixed stock option or award, and

        - The accounting for an exchange of stock compensation awards in a business combination.

        FIN No. 44 was effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. The impact of FIN 44 did not have a material effect on the Company's financial statements.

2.      PREPAID ROYALTIES, CAPITALIZED SOFTWARE COSTS AND LICENSED ASSETS

        Prepaid royalties, capitalized software costs and licensed assets consisted of the following:


                                                      JUNE 30,            MARCH 31,
                                                          2000                 2001
                                                      --------            ---------
                                                              (IN THOUSANDS)
        Prepaid royalties .................            $ 150               $ 1,251
        Capitalized software costs ........              218                 2,230
        Licensed assets ...................               --                   879
                                                       -----               -------
                                                        (368)                4,360
        Less current portion:
            Prepaid royalties .............             (150)               (1,047)
            Capitalized software costs ....             (218)               (1,982)
            Licensed assets ...............               --                   (71)
                                                       -----               -------
                                                         368                (3,100)
                                                       -----               -------
        Long-term portion .................            $  --               $ 1,260

        During the period from October 7, 1999 (inception) through June 30, 2000 and the nine months ended March 31, 2001, the Company amortized $0 and $495,000, respectively, of capitalized software costs.

3.      PROPERTY AND EQUIPMENT, NET

        Property and equipment consisted of the following:


                                                                           JUNE 30,          MARCH 31,
                                                                               2000               2001
                                                                           --------          ---------
                                                                                 (IN THOUSANDS)
        Furniture and equipment ................................            $  27             $ 113
        Computer equipment .....................................               23               277
        Computer software ......................................               41                62
                                                                            -----             -----
                                                                               91               452
        Less accumulated depreciation and amortization .........              (12)              (67)
                                                                            -----             -----
        Total property and equipment, net ......................            $  79             $ 385
                                                                            =====             =====

4.      SHORT-TERM BORROWINGS

        Financing Agreement

        In February 2000, the Company entered into a master purchase order assignment agreement (the "Agreement") with a finance company, whereby the Company assigns customer purchase orders to the finance company and requests the finance company to purchase the finished goods to fulfill such customer purchase orders.

        The Agreement specifies that the finance company's funding commitment with respect to a customer purchase order shall not exceed 60% of the retail purchase order price. Under the Agreement the finance company's aggregate outstanding funding (i.e., advance of funds or purchase of finished goods to fulfill customer purchase orders) shall not exceed $8,500,000.

        The Company is required to pay the finance company's expenses under the contract, a deal fee (consisting of a transaction and initiation fee equal to 5.0% of the face amounts of letters of credit issued or other funds advanced by the finance company), a daily maintenance fee of 0.067%, a materials advance fee at prime rate plus 4.0% and a late payment fee where applicable; all of which are included in interest expense.

        Upon the signing of the agreement, the Company paid the finance company a security deposit of $90,000. An extension payment of $50,000 was made when the contract was amended in December 2000.

        The agreement expires on March 31, 2002. The amount outstanding under the agreement as of June 30, 2000 and March 31, 2001 was $610,000 and $2,332,000, respectively.

        Outstanding borrowings under the above agreement are collateralized by inventory, accounts receivable, fixed assets and intangible assets of the Company. As of March 31, 2001, the Company had outstanding letters of credit issued of $607,000. Management does not expect any material losses to result from these off-balance sheet instruments.

        Line of Credit

        In November 2000, the Company entered into a short-term revolving line of credit under which it may borrow up to $1,000,000, of which $960,000 has been utilized as of March 31, 2001. Borrowings are payable on demand and interest is paid at the bank's base rate until time of demand or default, when interest becomes payable at the bank's base rate plus 3.0% (8.5% as of March 31, 2001). The line of credit is secured by restricted cash being held in a money market account with the same bank.

5.      REDEEMABLE CONVERTIBLE PREFERRED STOCK AND COMMON STOCK

        Stock Split

        In May 2000, the Company effected a reverse stock split of 0.195 to one with an adjusted par value of $0.001. All share and per share amounts in these financial statements have been adjusted to give effect to the reverse stock split.

        Redeemable Convertible Preferred Stock

        Under the Company's certificate of incorporation, as amended in December 2000, the Company is authorized to issue 3,000,000 shares of redeemable convertible preferred stock. The Company issued 976,220 shares of Series A redeemable convertible preferred stock on June 30, 2000 for cash, services and through the conversion of promissory notes. On December 28, 2000, the Company issued 294,620 shares of Series B redeemable convertible preferred stock. As of March 31, 2001, redeemable convertible preferred stock consisted of the following:


                                               AMOUNT NET
                                                       OF
                                   ORIGINAL      ISSUANCE         SHARES     ISSUED AND    PAR VALUE   LIQUIDATION   COMMON STOCK
                                ISSUE PRICE         COSTS     DESIGNATED    OUTSTANDING       AMOUNT    PREFERENCE    EQUIVALENTS
                                -----------    ----------     ----------    -----------    ---------   -----------   ------------
                                      (IN THOUSANDS)                                                  (IN THOUSANDS)
        Series A .........        $   2.17     $   2,103         976,220        976,220     $  0.001      $ 2,118        976,220
        Series B .........        $  17.65         4,554         320,000        294,620     $  0.001        5,750        294,620
                                               ---------       ---------      ---------                  --------      ---------

                                               $   6,657       1,296,220      1,270,840                  $  7,868      1,270,840
                                               =========       =========      =========                  ========      =========

        Significant terms of the redeemable convertible preferred stock are as follows:

        - Each share of Series A and Series B redeemable convertible preferred stock is convertible into one share of common stock, subject to adjustments for events of dilution, at the option of the holder any time after the date of issuance. In addition, each share of redeemable convertible preferred stock will automatically be converted into common stock upon the completion of a public offering of common stock with aggregate proceeds greater than $15,000,000 and at a price per share not less than $75 per share.

        - If, as, and when declared by the Board of Directors, the holders of Series A and Series B redeemable convertible preferred stock are entitled to receive noncumulative dividends at the rate of $0.031 and $1.25 per share per annum, respectively, in preference to holders of common shares.

        - In the event of liquidation, dissolution or winding up of the Company, the holders of Series A redeemable convertible preferred stock shall be entitled to receive, prior and in preference to common stock, an amount equal to the original issuance price of $2.17 per share, plus any declared but unpaid dividends thereon. The holders of Series B redeemable preferred stock shall be entitled to receive prior and in preference to common stock an amount equal to the original issuance price of $17.65 per share plus an amount per each outstanding share of Series B preferred stock equal to 7.0% per annum accruing on the Series B issuance price of $17.65 per share, calculated from the date of issuance until the date of payment of the liquidation preference, plus any declared, but unpaid dividends thereon. If the amount that would have been payable if the conversion of the redeemable convertible preferred stock took place prior to the liquidation event is greater than the amounts specified above, this amount will be payable. Any remaining assets will be distributed to the holders of common stock.

        - In the event of a change in control or sale or disposition of substantially all of the Company's assets, a majority of the preferred shareholders may elect to require the Company to redeem the redeemable convertible preferred stock at the above liquidation preference.

        - Each share has the voting rights equivalent to the number of shares of common stock into which it is convertible.

        Common Stock

        In October 1999, the Company issued 123,609 shares of common stock to its founder in exchange for a note receivable from the founder. Also in October 1999, the Company issued 58,500 shares at $0.51 per share to consultants in exchange for services performed valued at $30,000.

        In June 2000, an additional 130,651 shares were issued at $0.51 per share in exchange for cash of $59,000 and services valued at $7,000.

        Note Receivable from Stockholder - At June 30, 2000, the note receivable from stockholder represents a full-recourse promissory note of $634 received in connection with the sale of common stock. The note bears interest at 7.0% and is payable on demand.

        Warrants

        In connection with the execution of a license agreement (the "Agreement") during October 2000, the Company issued a production company warrants to purchase 100,000 shares of common stock at an exercise price of $5.00 per share. The warrants expire in September 2006. Under the warrant agreement, 50% of the warrants became vested and exercisable upon execution of the Agreement, while the remaining warrants become vested in equal portions in December 2000, representing the date on which certain performance measures were met. The fair value of these warrants at the grant date was estimated to be $708,000, using the Black-Scholes option pricing model with the following assumptions: expected term equal to six years; risk-free interest rate of 5.8%; volatility of 95%; and no dividends during the expected term. Of this amount $354,000 relates to 50% of the warrants that vested upon execution of the Agreement and will be amortized on a straight-line basis over the five-year term of the Agreement. The fair value of the remaining 50% of the warrants has been estimated at the date of vesting using the Black-Scholes option pricing model with the following assumptions: expected term equal to 6.00 years; risk-free interest rate of 5.0%; volatility of 95%; and no dividends during the expected term. In December 2000, when the remaining warrants vested, the fair value of the remaining 50% of the warrants of $556,000 was capitalized to prepaid royalties, capitalized software costs and licensed assets and will be amortized over the life of the products to which it relates when these products are released. During the nine months ended March 31, 2001, $31,000 was amortized to cost of revenues.

        In connection with the Series B redeemable convertible preferred stock offering, the Company issued warrants to purchase 30,000 shares of its common stock at an exercise price of $17.65 per share. The warrants expire on the earlier of either (i) December 2003, (ii) upon the completion of a public offering of common stock with aggregate proceeds greater than $15,000,000 and at a price per share not less than $75 per share or
        (iii) upon the completion of a subsequent private equity financing or in the event of a change in control, sale or disposition of substantially all of the Company's assets or recapitalization, reclassification or reorganization of the Company's stock resulting in aggregate proceeds greater than $10,000,000 and at a price per share not less than $35 per share. The value of these warrants has been estimated using the Black-Scholes option pricing model with the following assumptions: expected term equal to three years; risk-free interest rate of 5.1%; volatility of 95%; and no dividends during the expected term. The fair value of these warrants of $283,000 was recorded as an issuance cost against the proceeds of the Series B redeemable convertible preferred stock offering.

        Stock Plans

        Under the Company's 2000 Stock Incentive Plan adopted on July 10, 2000, the Company may grant options to purchase or directly issue up to 150,000 shares of common stock to employees, directors and consultants at prices not less than the fair market value (as determined by the Board of Directors) at the date of grant for incentive stock options and not less than 85% of fair market value at the date of grant for nonstatutory stock options. These options generally vest over a four year period and expire ten years from the date of grant. The Company has a right to repurchase (at the lesser of the fair market value on the date of repurchase and option exercise price, with the right to repurchase the shares at the original exercise price lapsing ratably in accordance with the vesting schedule of the options granted) common stock issued under option exercises for unvested shares. The right to repurchase generally expires 25% after the first 12 months from the date of grant and then ratably over a 36-month period.

        The Board of Directors, in their determination of fair market value on the date of grant, takes into consideration many factors including, but not limited to, the Company's financial performance, current economic trends, actions by competitors, market maturity, emerging technologies, near-term backlog and, in certain circumstances, valuation analyses performed by independent appraisers. These valuation analyses utilize generally accepted valuation methodologies such as the income and market approaches to valuing the Company's business.

        Stock option activity under the stock plans is summarized as follows:


                                                                                             OPTIONS OUTSTANDING
                                                                                          ----------------------------
                                                                                                              WEIGHTED
                                                                      SHARES                                   AVERAGE
                                                                     AVAILABLE            NUMBER OF           EXERCISE
                                                                     FOR GRANT             SHARES               PRICE
                                                                     ---------            ---------           --------
        Balances, June 30, 2000 .........................                  --                   --            $     --
        Reserved ........................................             150,000                   --                  --
        Granted (weighted average fair value of
           $1.54 per share) .............................             (83,000)              83,000                3.65
                                                                      -------              -------             -------
        Balances, March 31, 2001 ........................              67,000               83,000            $   3.65
                                                                      =======              =======             =======

        Additional information regarding options outstanding as of March 31, 2001 is as follows:


                                                            OPTIONS OUTSTANDING
                                  -----------------------------------------------------------------------
             EXERCISE                                    WEIGHTED AVERAGE REMAINING      WEIGHTED AVERAGE
               PRICES             NUMBER OF SHARES         CONTRACTUAL LIFE (YEARS)        EXERCISE PRICE
        -------------             ----------------       --------------------------      ----------------
        $        2.17                       39,500                             9.27             $    2.17
                 5.00                       43,500                             9.52                  5.00
                                         ---------                                              ---------
                                            83,000                                              $    3.65
                                         =========                                              =========

        No options were vested as of March 31, 2001.

        Deferred Stock Compensation

        As discussed in Note 1, the Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB No.
        25. Accordingly, the Company records deferred stock compensation equal to the difference between the grant price and deemed fair value of the Company's common stock on the date of grant. No deferred stock compensation was recorded for the period from October 7, 1999 (inception) through June 30, 2000. Deferred stock compensation aggregated $65,000 for the nine months ended March 31, 2001, and is being amortized to expense over the vesting period of the options, generally four years, using a multiple option award valuation approach, which results in accelerated amortization of the expense resulting in amortization of deferred stock compensation of $19,000 for the nine months ended March 31, 2001.

        During the nine months ended March 31, 2001, the Company granted options to purchase 5,000 shares of common stock to a nonemployee at a weighted average exercise price of $2.17 per share. These options vest on the date of grant and expire ten years from the date of grant. The fair value of these options at grant date was estimated to be $10,000 using the Black-Scholes option pricing model with the following assumptions: expected term equal to 10 years; risk-free interest rate of 6.1%; volatility of 95%; and no dividends during the expected term.

        Additional Stock Plan Information

        Since the Company continues to account for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, SFAS No. 123 requires the disclosure of pro forma net income (loss) as if the Company had adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. The Company's calculations were made using the minimum value pricing model, which requires subjective assumptions, including expected time to exercise, which greatly affects the calculated values. The following weighted average assumptions were used in the model for the nine months ended March 31, 2001: expected life, 4 years; risk-free interest rate, 5.9%; and no dividends during the expected term. The Company's calculations are based on a multiple option award valuation and amortization approach, which results in accelerated amortization of the expense. Forfeitures are recognized as they occur. If the computed fair values of the employee awards had been amortized to expense over the vesting period of the awards, the Company's pro forma net loss would have been $612,000 ($1.96 per share, basic and diluted) for the nine months ended March 31, 2001.

6.      INCOME TAXES

        Due to the Company's net loss position, there was no income tax provision for the period from July 1, 2000 through March 31, 2001 and the period October 7, 1999 (inception) through June 30, 2000.

        Significant components of the Company's net deferred tax assets consist of:


                                                                 JUNE 30,         MARCH 31,
                                                                   2000             2001
                                                                 --------         ---------
        Deferred tax assets:
            Deferred stock compensation ..............            $  --             $  21
            Reserves and accruals ....................              124               235
            Other ....................................               (2)               35
            Net operating loss carryforwards .........              203               242
                                                                  -----             -----
        Total deferred tax assets ....................              325               533
        Valuation allowance ..........................             (325)             (533)
                                                                  -----             -----
        Net deferred tax asset .......................            $  --             $  --
                                                                  =====             =====

        The Company established a 100% valuation allowance at June 30, 2000 and March 31, 2001 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.

        At March 31, 2001, the Company has federal and state net operating loss carryforwards of approximately $263,000 and $635,000, respectively, expiring through 2021 and 2011, respectively. Foreign net operating loss carryforwards at March 31, 2001 are approximately $371,000.

        Current federal and California laws include substantial restrictions on the utilization of net operating losses and credits in the event of an "ownership change" of a corporation. Accordingly, the Company's ability to utilize net operating loss and tax credit carryforwards may be limited as a result of such "ownership change." Such a limitation could result in the expiration of carryforwards before they are utilized.

7.      COMPUTATION OF LOSS PER SHARE

        The following table sets forth the computations of basic and diluted loss per share (in thousands, except per share data):


                                                                                      PERIOD FROM
                                                                                    OCTOBER 7, 1999
                                                                                  (INCEPTION) THROUGH             NINE MONTHS
                                                                                ---------------------------           ENDED
                                                                                JUNE 30,          MARCH 31,         MARCH 31,
                                                                                  2000              2000              2001
                                                                                ---------------------------------------------
                                                                                                 (UNAUDITED)
        Numerator:
           Numerator for basic and diluted net loss per share -
             net loss attributable to common shareholders ............            $(803)            $(517)            $(575)
                                                                                 ======            ======            ======
        Denominator:
           Denominator for basic and diluted net loss per share -
             weighted average - common shares outstanding ............              177               174               313

        Basic and diluted net loss per share .........................            $(4.54)           $(2.97)           $(1.84)
                                                                                  ======            ======            ======

        The following table summarizes common stock equivalents that are not included in the denominator used in the diluted net loss per share calculation because to do so would be antidilutive for the periods indicated (in thousands):


         EFFECT OF COMMON STOCK EQUIVALENTS AT:                                   JUNE 30,          MARCH 31,        MARCH 31,
                                                                                      2000               2000             2001
                                                                                  ---------------------------------------------
                                                                                                  (UNAUDITED)
        Series A redeemable convertible preferred stock ..............               11                --               976
        Series B redeemable convertible preferred stock ..............               --                --               101
        Options to purchase common stock .............................               --                --                46
        Warrants to purchase common stock ............................               --                --                47
                                                                                    ---               ---             -----
        Total common stock equivalents ...............................               11                --             1,170
                                                                                    ===               ===             =====

8.      EMPLOYEE BENEFIT PLAN

        In January 2000, the Company adopted a 401(k) tax deferred savings plan (the 401(k) Plan) to provide for retirement of its employees. Employee contributions were limited to $10,500 for calendar year 2000. The Company may make matching contributions and employer profit sharing contributions at the Board of Directors' discretion. For the period from October 7, 1999 (inception) through June 30, 2000, and for the nine months ended March 31, 2001, the Company made employer contributions to the 401(k) Plan amounting to $6,500 and $28,000, respectively.

9.      BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

        As defined by the requirements of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Company operates in one reportable segment: the development and publishing of interactive entertainment products. International sales and assets were insignificant for all periods presented.

10.     CUSTOMER CONCENTRATIONS

        The following table summarizes net revenues and accounts receivable for customers which accounted for 10% or more of net revenues or accounts receivable:

                                                                                    NET REVENUES
                                                                           ------------------------------
                                                                                PERIOD
                                                                                  FROM
                                                                            OCTOBER 7,
                                                                                  1999               NINE
                                             ACCOUNTS RECEIVABLE           (INCEPTION)             MONTHS
                                         ---------------------------           THROUGH              ENDED
                                         JUNE 30,          MARCH 31,          JUNE 30,          MARCH 31,
        CUSTOMER                             2000               2001              2000               2001
        --------                         --------          ---------       -----------       ------------
        A ...................                  52%                --                49%                --
        B ...................                  --                 29%               --                 20%
        C ...................                  --                 19%               --                 15%
        D ...................                  17%                --                16%                16%
        E ...................                  --                 15%               --                 12%
        F ...................                  --                 11%               --                 --
        G ...................                  10%                --                10%                --

11.     COMMITMENTS AND CONTINGENCIES

        Under a license agreement entered into between the Company and a production company, the Company will be obligated to issue 14,625 shares of common stock upon the release of a film for which the Company elects to produce software products, up to a total of ten films. As at March 31, 2001, the Company has elected to produce software products for three films under this agreement. As none of these films have been released as at March 31, 2001, the Company is not yet required to issue any stock under this agreement.

        Under various licensing agreements entered into between the Company and content providers, the Company has contractual marketing commitments to spend $5,250,000 in advertising on the content providers' networks and online mediums. As at March 31, 2001, the Company has made payments totaling $1,150,000 under these agreements. Future minimum annual advertising payments under these contractual marketing commitments are as follows (in thousands):

        Year ending March 31,
        ---------------------
                2002..................................  $1,150
                2003..................................   1,650
                2004..................................   1,300
                                                        ------
                Total                                   $4,100
                                                        ======

        In connection with a number of licensing and developing agreements, the Company is required to pay guaranteed minimum royalties with respect to these agreements. As at March 31, 2001, the Company has capitalized payments totaling $1,800,000 under these agreements. These guaranteed amounts will be applied against future royalties that may become payable to the respective licensors under the agreement. Future minimum annual advertising payments under these contractual licensing and developing commitments are as follows (in thousands):

        Year ending March 31,
        ---------------------
                2002..................................  $1,575
                2003..................................     200
                                                        ------
                Total                                   $1,775
                                                        ======


        Under the finance agreement as described in Note 4, a maximum commitment fee of $1,125,000 is payable to the finance company. A portion of the commitment fee is waived based on the Company's usage of the financing agreement and on amounts advanced to the Company. As the Company had already utilized a portion of the amount available under the contract, $504,000 of the total commitment fee has been waived at March 31, 2001. An amount of $621,000 therefore remains as a contingent liability and would be payable before the end of the contract term of December 31, 2001, or earlier, depending on amounts advanced to the Company under the financing agreement.

        The Company leases its principal facilities under a noncancelable operating lease expiring in 2003. Future minimum annual rental payments under the lease agreement at March 31, 2001 are as follows (in thousands):

        Year ending March 31,
        ---------------------
                2002..........................  $  130
                2003..........................      70
                2004..........................      52
                                                ------
                                                $  252
                                                ======

        Rent expense was $34,950 for the period from October 7, 1999 (inception) through June 30, 2000 and $89,000 for the nine months ended March 31, 2001.

12.     RELATED PARTY TRANSACTIONS

        In October 1999, the Company issued 123,609 shares of common stock to an officer in exchange for a note receivable from the officer.

        As of March 31, 2001, the Company has recorded a payroll accrual of $394,000 related to two employees of the Company.

        In each of November 1999 and January 2000, the Company issued an officer a convertible promissory note each in the principal amount of $500,000, and in May 2000 issued the officer an additional convertible promissory note in the principal amount of $47,000. Each note bore interest at 7.0% per annum with principal and accrued interest due on demand after one year from the date of issuance. Each note was automatically convertible into shares of Series A Preferred Stock upon the initial closing of the Company's Series A Preferred Stock financing. In May 2000, the notes were converted and the officer was issued 482,625 shares of Series A Preferred Stock at $2.17 per share.

        In February 2000, the Company entered into an agreement with a financing company to finance the purchase of materials required to produce products. As a condition of this agreement, an officer of the Company entered into a separate agreement with the financing company to guarantee the Company's obligations under the agreement.

        In November 2000, the Company entered into a revolving note agreement with a bank. The note is secured by a personal guarantee from an officer of the Company and by a security interest in a money market account maintained at the bank in the name of a director of the Company.

        The Company incurred legal services of $9,000 and $87,000 for the period from October 7, 1999 (inception) through June 30, 2000 and the nine months ended March 31, 2001, respectively, to a law firm whose partner is also a director of the Company.

13.     SUBSEQUENT EVENTS

        Stock Option Grants

        In April and May, 2001, the Company granted options to purchase 70,250 shares of its common stock to employees, officers, and directors and in May, 2001 increased the number of shares issuable under its 2000 Stock Incentive Plan to 325,000 shares.

        Common Stock Issued Under License Agreement

        In April, 2001, the Company issued 14,625 shares of common stock pursuant to a license agreement with a production company in connection with the release of a film for which the Company intends to develop and publish a title. The Company will capitalize the cost of this issuance of common stock at the fair market value of the common stock and amortize this amount to royalties, software costs, license costs and project abandonment upon the release of the software products.

        Private Placement of Securities

        In May, 2001, the Company sold 245,659 shares of its Series C redeemable convertible preferred stock. Proceeds from these sales totaled $5.3 million, net of expenses. These shares of redeemable convertible preferred stock include, among other items, 13,500 warrants to purchase common stock and conversion rights into shares of common stock on a one-for-one basis in connection with a proposed initial public offering of the Company's common stock. The Company will recognize a deemed dividend for the Series C redeemable convertible preferred stock resulting from its beneficial conversion into common stock.

                               [INSIDE BACK COVER]


                            [ARTWORK TO BE INSERTED]


                                     [LOGO]

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market Listing Fee.


SEC registration fee .......................               $   11,250
NASD filing fee ............................               $    5,000
Nasdaq National Market listing fee .........               $   50,000
Printing and engraving costs ...............               $  250,000
Legal fees and expenses ....................               $  400,000
Accounting fees and expenses ...............               $  750,000
Blue Sky fees and expenses .................               $    5,000
Directors and Officers Insurance ...........               $  600,000
Transfer Agent and Registrar fees ..........               $   20,000
Miscellaneous expenses .....................               $  108,750
                                                           ----------
      Total ................................               $2,200,000
                                                           ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Section 145 of the General Corporation Law of the State of Delaware, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Our bylaws provide for the indemnification of our directors to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws further provide that our Board of Directors has sole discretion to indemnify our officers and other employees. We may limit the extent of such indemnification by individual contracts with our directors and executive officers, but have not done so. We are not, however, required to indemnify any director or executive officer in connection with any proceeding initiated by us and approved by a majority of our Board of Directors, that alleges (a) unlawful misappropriation of corporate assets, (b) disclosure of confidential information or (c) any other willful breach of such director or executive officer's duty to us or our stockholders. We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or executive officer in connection with that proceeding on receipt of an undertaking by or on behalf of that director or executive officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under our bylaws or otherwise.

We also have directors' and officers' liability insurance.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

The following is a summary of our sales of our securities during the past three fiscal years involving sales of our securities that were not registered under the Securities Act of 1933, as amended:

In October 1999, we sold in private placements, 123,609 shares of common stock to our Chief Executive Officer and President, Raymond C. Musci, at a price of $0.001 per share. In October 1999, we sold 9,750 shares of common stock at a price per share of $.10 to each of the following investors: (1) Robert E. Lloyd;
(2) Tracy Ann Sebastian; (3) Philip L. Rosenberg; (4) Robert W. Holmes, Jr.; (5) Gary Nemetz; and (6) D&S Partners, a California general partnership.

In March 2001 we effected a 0.195-for-one stock split.

In May 2000, in a private placement, we sold shares of common stock to private investors at a price per share of $0.513 as follows: (1) Anthony R. Williams, 89,897 shares; (2) Robert W. Holmes, Jr., 22,474; (3) Kevin Bermeister, 3,656 shares; (4) Mark Dyne, 3,656 shares; (5) Elie Samaha, 7,312; and (6) FIMAS, L.P., a partnership, 3,656.

In May 2000, in a private placement, we sold shares of our Series A convertible, redeemable preferred stock at a price per share of $2.17 to the following investors: (1) Raymond C. Musci, 482,625 shares; (2) Anthony R. Williams, 351,000 shares; (3) Robert W. Holmes, Jr., 87,750 shares; (4) Kevin Bermeister, 10,969 shares; (5) Mark Dyne, 10,969 shares; (6) Elie Samaha, 21,938 shares; and
(7) FIMAS, L.P., a partnership, 10,969 shares.

In October 2000, we entered into a strategic arrangement with a studio which gives us the exclusive right of first refusal to develop titles based on films produced by that studio and to distribute them worldwide. In connection with this strategic arrangement, we granted the studio a warrant to purchase up to 100,000 shares of common stock. The exercise price for shares issued under the warrant is $17.45 and the term of the warrant is five years from the date of issuance.

In December 2000, we entered into an agreement to sell a warrant for 30,000 shares of common stock to PAR Investment Partners, L.P. The exercise price for shares issued under the warrant is $17.65 and the term of the warrant is three years from the date of issuance.

In December 2000, in a private placement, we sold shares of our Series B convertible, redeemable preferred stock at a price per share of $17.45 to the following investors: (1) Raymond C. Musci, 28,329 shares; (2) Anthony R. Williams, 28,329 shares; (3) Morgan Keegan Early Stage Fund, L.P., 22,092; (4) Robert W. Holmes, Jr., 11,332 shares; (5) PAR Investment Partners, L.P., 198,301; and (6) Morgan Keegan Employee Investment Fund, L.P., 6,237 shares.

In April 2000, we entered into an agreement that gave us the exclusive first look right to review screenplays acquired by a studio and to develop titles based on films produced from those screenplays. Our agreement expires upon the later of three years or the theatrical release of the tenth film on which we base a product. In connection with the agreement, we agreed to issue 14,625 shares of our common stock to the studio following the theatrical release of a film for which we have developed a title, up to a maximum of 146,250 shares. In April 2001, we issued 14,625 shares of common stock to the studio in connection with the release of a film upon which we had based a product.

In May 2001, in a private placement, we sold shares of our Series C convertible, redeemable preferred stock at a price per share of $22.553 to the following investors: (1) Raymond C. Musci, 13,302 shares; (2) PAR Investment Partners, L.P., 88,680 shares; (3) Morgan Keegan Early Stage Fund, L.P., 88,680 shares;
(4) Anthony R. Williams, 13,302 shares; (5) Robert W. Holmes, Jr., 6,651 shares;
(6) Stephen Ambler, 1,109 shares; (7) Joseph Morici, 887 shares; (8) Mark Dyne, 4,434 shares; (9) Kevin Bermeister, 4,434 shares; (10) K&L 2000 LLC, 1,109 shares; (11) Pam Colburn, 1,109 shares; (12) Anthony Neumann, 1,109 shares; (13) Terry Phillips, 13,302 shares; (14) Steven Massarsky, 2,217 shares; (15) David Clark, 4,434 shares; and (16) FIMAS L.P., a partnership, 900 shares.

In May 2001, we sold a warrant for 10,000 shares of common stock to K&L 2000 LLC. The exercise price of the warrant is $22.553 per share and the term of the warrant is five years.

In May 2001, we sold a warrant for 3,500 shares of common stock to Morgan Keegan Early Stage Fund, L.P. The exercise price for these shares is $22.553 and the term of the warrant is five years from the date of issuance.

Each of the above sales was made pursuant to the exemption provided by (1) Rule 506, promulgated by the Commission under the Securities Act of 1933, as amended (the "Securities Act"), or (2) Section 4(2) of the Securities Act. No underwriter was used in connection with these sales.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a)     Exhibits

1.1     Form of Underwriting Agreement

2.1 Agreement and Plan of Merger dated September 21, 2000 of Bay Area Multimedia, Inc. (a Delaware corporation) and Bay Area Multimedia, Inc. (a California corporation)

3.1     Second Amended and Restated Certificate of Incorporation

3.2     Bylaws of the Registrant

4.1*    Specimen Common Stock Certificate

4.2 Warrant to Purchase Shares of Common Stock between the Registrant and Spyglass Entertainment Group, LP.

4.3 Warrant to Purchase Shares of Common Stock, dated December 27, 2000, between the Registrant and PAR Capital Management, Inc.

4.4* Warrant to Purchase Shares of Common Stock between the Registrant and K & L 2000 LLC.

4.5* Warrant to Purchase Shares of Common Stock between the Registrant and Morgan Keegan & Co., Inc.

4.6 Convertible Promissory Note, dated November 24, 1999 between the Registrant and Raymond C. Musci.

4.7 Convertible Promissory Note dated January 7, 2000 between the Registrant and Raymond C. Musci.

4.8 Convertible Promissory Note dated May 25, 2000 between the Registrant and Raymond C. Musci.

5.1*    Opinion of Kirkpatrick & Lockhart LLP

10.1    2000 Stock Incentive Plan

10.2 Common Stock Purchase Agreement dated October 9, 1999 between the Registrant and Raymond C. Musci.

10.3 Common Stock Purchase Agreement dated October 25, 1999 between the Registrant and D&S Partners.

10.4 Common Stock Purchase Agreement dated October 25, 1999 between the Registrant and Robert Holmes.

10.5 Common Stock Purchase Agreement dated October 25, 1999 between the Registrant and Gary Nemetz.

10.6 Common Stock Purchase Agreement dated October 25, 1999 between the Registrant and Tracy Ann Sebastian.

10.7 Common Stock Purchase Agreement dated December 30, 1999 between the Registrant and Philip L. Rosenberg.

10.8 Series A Preferred Stock and Common Stock Purchase Agreement dated May 17, 2000 among the Registrant and Raymond C. Musci, Anthony R. Williams, Robert Holmes, Mark Dyne, Kevin Bermeister, Franchise Films, and FIMAS L.P.

10.9 Investor Rights Agreement dated May 17, 2000 among the Registrant and Raymond C. Musci, Anthony R. Williams, Robert Holmes, Mark Dyne, Kevin Bermeister, Franchise Films, and FIMAS L.P.

10.10 Common Stock Purchase Agreement dated September 21, 2000 between the Registrant and Bay Area Multimedia, Inc., a California corporation.

10.11 Series B Preferred Stock Purchase Agreement dated December 28, 2000 among the Registrant and PAR Capital Management, Inc., Raymond C. Musci, Anthony R. Williams, Robert Holmes, and Morgan Keegan Early Stage Fund L.P.

10.12 Co-Sale and Right of First Refusal Agreement dated December 28, 2000 among the Registrant and PAR Capital Management, Inc., Raymond C. Musci, Anthony R. Williams, Robert Holmes, and Morgan Keegan Early Stage Fund L.P.

10.13 Registration Rights Agreement dated December 28, 2000 among the Registrant and PAR Capital Management, Inc., Raymond C. Musci, Anthony
        R. Williams, Robert Holmes, and Morgan Keegan Early Stage Fund L.P.

10.14 Series C Preferred Stock Purchase Agreement dated May 24, 2001 among the Registrant and PAR Capital Management, Inc., Raymond C. Musci, Anthony
        R. Williams, Robert Holmes, Morgan Keegan Early Stage Fund L.P., Stephen Ambler, Mark Dyne, Joseph Morici, Kevin Bermeister, K&L 2000 LLC, Pam Colburn, Anthony Neumann, Terry Phillips, Steven Massorsky, Daniel Clark, and FIMAS, L.P.

10.15 Registration Rights Agreement dated May 24, 2001 among the Registrant and PAR Capital Management, Inc., Raymond C. Musci, Anthony R. Williams, Robert Holmes, Morgan Keegan Early Stage Fund L.P., Stephen Ambler, Mark Dyne, Joseph Morici, Kevin Bermeister, K&L 2000 LLC, Pam Colburn, Anthony Neumann, Terry Phillips, Steven Massorsky, Daniel Clark, and FIMAS, L.P.

10.16 Co-Sale and Right of First Refusal Agreement dated May 24, 2001 among the Registrant and PAR Capital Management, Inc., Raymond C. Musci, Anthony R. Williams, Robert Holmes, Morgan Keegan Early Stage Fund L.P., Stephen Ambler, Mark Dyne, Joseph Morici, Kevin Bermeister, K&L 2000 LLC, Pam Colburn, Anthony Neumann, Terry Phillips, Steven Massorsky, Daniel Clark, and FIMAS, L.P.

10.17 Master Purchase Order Assignment Agreement dated February 23, 2000 between the Registrant and Transcap Trade Finance.

10.18 Security Agreement and Financing Statement dated February 23, 2000 between the Registrant and Transcap Trade Finance.

10.19 Subordination Agreement dated February 23, 2000 between the Registrant, Raymond C. Musci, and Transcap Trade Finance.

10.20 Guaranty and Pledge Agreement dated February 23, 2000 between the Registrant , Raymond C. Musci, and Transcap Trade Finance.

10.21 Master Revolving Note dated November 13, 2000 between the Registrant and Comerica Bank-California.

10.22 Security Agreement dated November 13, 2000 between the Registrant and Comerica Bank-California.

10.23 Letter Agreement dated November 13, 2000 between the Registrant and Comerica Bank-California.

10.24 Guaranty Agreement dated November 13, 2000 between Comerica Bank-California and Raymond C. Musci.

10.25 Letter Agreement dated December 26, 2000 between the Registrant and Comerica Bank-California.

10.26 Sony PlayStation Licensed Publisher Agreement dated February 2, 2000 between the Registrant and Sony Computer Entertainment America, Inc.

10.27 Amendment to the Licensed Publisher Agreement dated April 1, 2000 between the Registrant and Sony Computer Entertainment America, Inc.

10.28 PlayStation 2 Licensed Publisher Agreement dated April 1, 2000 between the Registrant and Sony Computer Entertainment America, Inc.

10.29 PlayStation 2 Development System Agreement dated August 2, 2000 between the Registrant and Sony Computer Entertainment America, Inc.

10.30 Licensed Publisher Agreement for Game Boy, Game Boy Color and Game Boy Pocket dated February 18, 2000 between the Registrant and Nintendo of America, Inc.

10.31 Licensed Publisher Agreement for Nintendo 64 dated February 18, 2000 between the Registrant and Nintendo of America, Inc.

10.32 Confidential License Agreement for Game Boy Advance dated May 21, 2001 between the Registrant and Nintendo of America, Inc.

10.33 Xbox Publisher License Agreement dated November 28, 2000 between the Registrant and Microsoft Corporation.

10.34 Retail License Agreement #12177-PPG dated March 8, 2000 between the Registrant and Warner Bros. Consumer Products.

10.35 Amendment #1 to Retail License Agreement #12177-PPG dated November 27, 2000 between the Registrant and Warner Bros. Consumer Products.

10.36 License Agreement #12697-DEX dated October 4, 2000 between the Registrant and Warner Bros. Consumer Products.

10.37 License Agreement #12698-YOGI dated October 4, 2000 between the Registrant and Warner Bros. Consumer Products.

10.38 License Agreement dated March 31, 2000 between the Registrant and Takara Co., Ltd.

10.39 Exclusive Output Agreement dated April 7, 2000 between the Registrant and Franchise Films, Inc.

10.40 First Amendment to Exclusive Output Agreement dated July 10, 2000 between the Registrant and Franchise Films, Inc.

10.41 License Agreement dated July 12, 2000 between the Registrant and Time, Inc. for its Sports Illustrated for Kids division.

10.42 Exclusive Output Agreement dated October 25, 2000 between the Registrant and Spyglass Entertainment Group, L.P.

10.43 Office Lease dated November 15, 1999 between the Registrant and Macanan Investments, L.P.

10.44 Employment Agreement dated October 1, 1999 between the Registrant and Raymond C. Musci.

10.45 Amended and Restated Employment Agreement dated May 24, 2001 between the Registrant and Raymond C. Musci.

10.46 Employment Agreement dated July 1, 2000 between the Registrant and Anthony R. Williams.

10.47 Amended and Restated Employment Agreement dated May 24, 2001 between the Registrant and Anthony R. Williams.

23.1    Consent of Deloitte & Touche LLP

23.2    Consent of Kirkpatrick & Lockhart LLP (contained in exhibit 5.1)

24.1    Power of attorney (included on signature page of Registration Statement)

27      Financial Data Schedules

* to be filed by amendment.

(b)     Financial Statement Schedules

The following consolidated financial statement schedule is filed as part of this registration statement and should be read with the consolidated financial statements:


           Schedule                                                                Page
           --------                                                                ----
           Schedule II - Valuation and Qualifying Accounts                          S-2

Schedules other than those referred to above have been omitted because they are not applicable or not required or because they are not applicable or not required or because the information is included elsewhere in the consolidated financial statements or the related notes.

ITEM 17. UNDERTAKINGS

The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in denominations as required by the underwriters and registered in names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities, other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of these securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on June 6, 2001.


                                    BAM! Entertainment, Inc.


                                    By: /s/ RAYMOND C. MUSCI
                                        -------------------------------------
                                        Raymond C. Musci
                                        Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert W. Holmes, Jr. and Raymond C. Musci, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, or any related registration statement filed pursuant to Rule 462 (b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their, his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

                       SIGNATURE                                      TITLE                   DATE
                       ---------                                      -----                   ----
/s/ RAYMOND C. MUSCI                                      Chief Executive Officer,         June 6, 2001
--------------------------------------------------------  President and Director
Raymond C. Musci                                          (Principal Executive Officer)

/s/ ANTHONY R. WILLIAMS                                   Vice Chairman of the Board       June 6, 2001
--------------------------------------------------------
Anthony R. Williams

/s/ STEPHEN M. AMBLER                                     Chief Financial Officer and      June 6, 2001
--------------------------------------------------------  Vice President of Finance
Stephen M. Ambler                                         (Principal Financial and
                                                          Accounting Officer)

/s/ ROBERT W. HOLMES, JR.                                 Chairman of the Board            June 6, 2001
--------------------------------------------------------
Robert W. Holmes, Jr.

/s/ GEORGE M. SUNDHEIM, III                               Secretary and Director           June 6, 2001
--------------------------------------------------------
George M. Sundheim, III

/s/ MARK DYNE                                             Director                         June 6, 2001
--------------------------------------------------------
Mark Dyne

/s/ DAVID E. TOBIN                                        Director                         June 6, 2001
--------------------------------------------------------
David E. Tobin

/s/ ANTHONY G. WILLIAMS                                   Director                         June 6, 2001
--------------------------------------------------------
Anthony G. Williams

/s/ STEVEN J. MASSARSKY                                   Director                         June 6, 2001
--------------------------------------------------------
Steven J. Massarsky

/s/ ROBERT T. SLEZAK                                      Director                         June 6, 2001
--------------------------------------------------------
Robert T. Slezak

INDEPENDENT AUDITORS' REPORT ON SCHEDULE


To the Board of Directors and Stockholders of BAM! Entertainment, Inc.


We have audited the consolidated balance sheets of BAM! Entertainment, Inc. and its subsidiaries (the "Company") as of June 30, 2000 and March 31, 2001, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive loss, and cash flows for the period from October 7, 1999 (inception) through June 30, 2000 and the nine months ended March 31, 2001 and have issued our report thereon dated June 1, 2001. Our audits also included the consolidated financial statement schedule listed in Item 16(b) of this registration statement. The consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


DELOITTE & TOUCHE LLP
San Jose, California
June 1, 2001

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                                 (IN THOUSANDS)


                                                           BALANCE -                                                 BALANCE -
                                                          BEGINNING                                                   END OF
DESCRIPTION                                               OF PERIOD           ADDITIONS          DEDUCTIONS           PERIOD
-----------                                               ---------           ---------          ----------          ---------
Allowance for doubtful accounts, sales
  returns and price protection:
  Period from October 7, 1999 (inception)
    through June 30, 2000 ...................               $  --               $  77               $  --             $  77
                                                            =====               =====               =====             =====
  Nine months ended March 31, 2001 ..........               $  77               $ 838               $(127)            $ 788
                                                            =====               =====               =====             =====

                                  EXHIBIT INDEX



1.1       Form of Underwriting Agreement

2.1 Agreement and Plan of Merger dated September 21, 2000 of Bay Area Multimedia, Inc. (a Delaware corporation) and Bay Area Multimedia, Inc. (a California corporation)



3.1       Second Amended and Restated Certificate of Incorporation

3.2       Bylaws of the Registrant

4.1*      Specimen Common Stock Certificate

4.2 Warrant to Purchase Shares of Common Stock between the Registrant and Spyglass Entertainment Group, LP.

4.3 Warrant to Purchase Shares of Common Stock, dated December 27, 2000, between the Registrant and PAR Capital Management, Inc.

4.4* Warrant to Purchase Shares of Common Stock between the Registrant and K & L 2000 LLC.

4.5* Warrant to Purchase Shares of Common Stock between the Registrant and Morgan Keegan & Co., Inc.

4.6 Convertible Promissory Note, dated November 24, 1999 between the Registrant and Raymond C. Musci.

4.7 Convertible Promissory Note dated January 7, 2000 between the Registrant and Raymond C. Musci.

4.8 Convertible Promissory Note dated May 25, 2000 between the Registrant and Raymond C. Musci.

5.1*      Opinion of Kirkpatrick & Lockhart LLP

10.1      2000 Stock Incentive Plan

10.2 Common Stock Purchase Agreement dated October 9, 1999 between the Registrant and Raymond C. Musci.

10.3 Common Stock Purchase Agreement dated October 25, 1999 between the Registrant and D&S Partners.

10.4 Common Stock Purchase Agreement dated October 25, 1999 between the Registrant and Robert Holmes.

10.5 Common Stock Purchase Agreement dated October 25, 1999 between the Registrant and Gary Nemetz.

10.6 Common Stock Purchase Agreement dated October 25, 1999 between the Registrant and Tracy Ann Sebastian.

10.7 Common Stock Purchase Agreement dated December 30, 1999 between the Registrant and Philip L. Rosenberg.

10.8 Series A Preferred Stock and Common Stock Purchase Agreement dated May 17, 2000 among the Registrant and Raymond C. Musci, Anthony R. Williams, Robert Holmes, Mark Dyne, Kevin Bermeister, Franchise Films, and FIMAS L.P.

10.9 Investor Rights Agreement dated May 17, 2000 among the Registrant and Raymond C. Musci, Anthony R. Williams, Robert Holmes, Mark Dyne, Kevin Bermeister, Franchise Films, and FIMAS L.P.

10.10 Common Stock Purchase Agreement dated September 21, 2000 between the Registrant and Bay Area Multimedia, Inc., a California corporation.

10.11 Series B Preferred Stock Purchase Agreement dated December 28, 2000 among the Registrant and PAR Capital Management, Inc., Raymond C. Musci, Anthony R. Williams, Robert Holmes, and Morgan Keegan Early Stage Fund L.P.

10.12 Co-Sale and Right of First Refusal Agreement dated December 28, 2000 among the Registrant and PAR Capital Management, Inc., Raymond C. Musci, Anthony R. Williams, Robert Holmes, and Morgan Keegan Early Stage Fund L.P.

10.13 Registration Rights Agreement dated December 28, 2000 among the Registrant and PAR Capital Management, Inc., Raymond C. Musci, Anthony
          R. Williams, Robert Holmes, and Morgan Keegan Early Stage Fund L.P.

10.14 Series C Preferred Stock Purchase Agreement dated May 24, 2001 among the Registrant and PAR Capital Management, Inc., Raymond C. Musci, Anthony R. Williams, Robert Holmes, Morgan Keegan Early Stage Fund L.P., Stephen Ambler, Mark Dyne, Joseph Morici, and Kevin Bermeister.

10.15 Registration Rights Agreement dated May 24, 2001 among the Registrant and PAR Capital Management, Inc., Raymond C. Musci, Anthony R. Williams, Robert Holmes, Morgan Keegan Early Stage Fund L.P., Stephen Ambler, Mark Dyne, Joseph Morici, and Kevin Bermeister.

10.16 Co-Sale and Right of First Refusal Agreement dated May 24, 2001 among the Registrant and PAR Capital Management, Inc., Raymond C. Musci, Anthony R. Williams, Robert Holmes, Morgan Keegan Early Stage Fund L.P., Stephen Ambler, Mark Dyne, Joseph Morici, and Kevin Bermeister.

10.17 Master Purchase Order Assignment Agreement dated February 23, 2000 between the Registrant and Transcap Trade Finance.

10.18 Security Agreement and Financing Statement dated February 23, 2000 between the Registrant and Transcap Trade Finance.

10.19 Subordination Agreement dated February 23, 2000 between the Registrant, Raymond C. Musci, and Transcap Trade Finance.

10.20 Guaranty and Pledge Agreement dated February 23, 2000 between the Registrant , Raymond C. Musci, and Transcap Trade Finance.

10.21 Master Revolving Note dated November 13, 2000 between the Registrant and Comerica Bank-California.

10.22 Security Agreement dated November 13, 2000 between the Registrant and Comerica Bank-California.

10.23 Letter Agreement dated November 13, 2000 between the Registrant and Comerica Bank-California.

10.24 Guaranty Agreement dated November 13, 2000 between Comerica Bank-California and Raymond C. Musci.

10.25 Letter Agreement dated December 26, 2000 between the Registrant and Comerica Bank-California.

10.26 Sony PlayStation Licensed Publisher Agreement dated February 2, 2000 between the Registrant and Sony Computer Entertainment America, Inc.

10.27 Amendment to the Licensed Publisher Agreement dated April 1, 2000 between the Registrant and Sony Computer Entertainment America, Inc.

10.28 PlayStation 2 Licensed Publisher Agreement dated April 1, 2000 between the Registrant and Sony Computer Entertainment America, Inc.

10.29 PlayStation 2 Development System Agreement dated August 2, 2000 between the Registrant and Sony Computer Entertainment America, Inc.

10.30 Licensed Publisher Agreement for Game Boy, Game Boy Color and Game Boy Pocket dated February 18, 2000 between the Registrant and Nintendo of America, Inc.

10.31 Licensed Publisher Agreement for Nintendo 64 dated February 18, 2000 between the Registrant and Nintendo of America, Inc.

10.32 Confidential License Agreement for Game Boy Advance dated May 21, 2001 between the Registrant and Nintendo of America, Inc.

10.33 Xbox Publisher License Agreement dated November 28, 2000 between the Registrant and Microsoft Corporation.

10.34 Retail License Agreement #12177-PPG dated March 8, 2000 between the Registrant and Warner Bros. Consumer Products.

10.35 Amendment #1 to Retail License Agreement #12177-PPG dated November 27, 2000 between the Registrant and Warner Bros. Consumer Products.

10.36 License Agreement #12697-DEX dated October 4, 2000 between the Registrant and Warner Bros. Consumer Products.

10.37 License Agreement #12698-YOGI dated October 4, 2000 between the Registrant and Warner Bros. Consumer Products.

10.38 License Agreement dated March 31, 2000 between the Registrant and Takara Co., Ltd.

10.39 Exclusive Output Agreement dated April 7, 2000 between the Registrant and Franchise Films, Inc.

10.40* First Amendment to Exclusive Output Agreement dated July 10, 2000 between the Registrant and Franchise Films, Inc.

10.41 License Agreement dated July 12, 2000 between the Registrant and Time, Inc. for its Sports Illustrated for Kids division.

10.42 Exclusive Output Agreement dated October 25, 2000 between the Registrant and Spyglass Entertainment Group, L.P.

10.43 Office Lease dated November 15, 1999 between the Registrant and Macanan Investments, L.P.

10.44 Employment Agreement dated October 1, 1999 between the Registrant and Raymond C. Musci.

10.45* Amended and Restated Employment Agreement between the Registrant and Raymond C. Musci.

10.46 Employment Agreement dated July 1, 2000 between the Registrant and Anthony R. Williams.

10.47* Amended and Restated Employment Agreement between the Registrant and Anthony R. Williams.

23.1      Consent of Deloitte & Touche LLP, Independent Auditors

23.2      Consent of Kirkpatrick & Lockhart LLP (contained in exhibit 5.1)

24.1      Power of attorney (included on signature page of Registration
          Statement)

27        Financial Data Schedules

*         to be filed by amendment.